UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

1

ULTRAPAR HOLDINGS INC.

ITEM

1.	Individual and Consolidated Interim Financial Information as of and for the Quarter Ended September 30, 2025 and Report on Review of Interim Financial Information
2.	3Q25 Earnings Release
3.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on November 12, 2025

2

ultra

# Interim Financial Information

## September 30, 2025

Ultrapar Participações S.A.

Ipiranga ultragaz ultracargo Hidrovias do Brasil

3

Ultrapar Participações S.A. and Subsidiaries

4

  (Convenience Translation into English from the Original Previously Issued in Portuguese)

  Ultrapar Participacoes S.A.

  Report on Review of Interim Financial Information
  for Period Of Three And Nine Months Ended on September 30, 2025

  Deloitte Touche Tohmatsu Auditores Independentes Ltda.

5

Deloitte Touche Tohmatsu Av. Dr. Chucri Zaidan, 1.240 - 4[o] ao 12[o] andares - Golden Tower 04711-130 - São Paulo - SP Brazil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

  (Convenience Translation into English from the Original Previously Issued in Portuguese)

  REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

  To the Shareholders, Board of Directors and Management of
  Ultrapar Participações S.A.

  Introduction

  We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the quarter ended September 30, 2025, which comprises the statements of financial position as at September 30, 2025 and the related statements of income and comprehensive income for the three and nine-month periods then ended, and of changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

  Management is responsible for the preparation of this individual and consolidated interim financial information in accordance with technical pronouncement CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

  Scope of review

  We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

  Conclusion on the individual and consolidated interim financial information

  Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information has not been prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

  Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited (DTTL), its global network of member firms, and their related entities (collectively, the “Deloitte organization”). DTTL (also referred to as “Deloitte Global”) and each of its member firms and related entities are legally separate and independent entities, which cannot obligate or bind each other in respect of third parties. DTTL and each DTTL member firm and related entity is liable only for its own acts and omissions, and not those of each other. DTTL does not provide services to clients. Please see www.deloitte.com/about to learn more.

  Deloitte provides leading professional services to nearly 90% of the Fortune Global 500® and thousands of private companies. Our people deliver measurable and lasting results that help reinforce public trust in capital markets and enable clients to transform and thrive. Building on its 180-year history, Deloitte spans more than 150 countries and territories. Learn how Deloitte’s approximately 460,000 people worldwide make an impact that matters at www.deloitte.com.

  © 2025. For information, contact Deloitte Global.

6

  Other matters

  Statements of value added

  The interim financial information referred to above includes the individual and consolidated statements of value added (DVA) for the nine-month period ended September 30, 2025, prepared under the responsibility of the Company’s Management, and presented as supplemental information for international standard IAS 34 purposes. These statements were subject to the review procedures performed together with the review of the ITR to reach a conclusion on whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are consistent with the criteria set forth in technical pronouncement CPC 09 (R1) - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in such standard and consistently with the individual and consolidated interim financial information taken as a whole.

  The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

  São Paulo, November 12, 2025

DELOITTE TOUCHE TOHMATSU	Daniel Corrêa de Sá
Auditores Independentes Ltda.	Engagement Partner

7

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
As of September 30, 2025 and December 31, 2024
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Assets
Current assets
Cash and cash equivalents	4.a	8,909	4,186	2,534,050	2,071,593
Financial investments	4.b	16,580	20,100	1,489,624	2,306,927
Derivative financial instruments	26.f	‐	‐	180,981	246,084
Trade receivables	5.a	‐	‐	3,696,699	3,540,266
Reseller financing	5.a	‐	‐	515,715	511,979
Inventories	6	‐	‐	3,824,082	3,917,076
Recoverable taxes	7.a	1,514	1,323	1,713,727	2,040,008
Recoverable income and social contribution taxes	7.b	11,870	16,734	278,579	151,930
Energy trading futures contracts	26.h	‐	‐	236,026	141,257
Dividends receivable		46,079	‐	877	3,415
Other receivables and other assets		95,779	95,859	288,340	294,769
Prepaid expenses		7,647	5,506	166,317	163,846
Contractual assets with customers - exclusivity rights	10	‐	‐	662,929	658,571
		188,378	143,708	15,587,946	16,047,721
Assets held for sale	28	146,803	‐	709,086	‐
Total current assets		335,181	143,708	16,297,032	16,047,721

Non-current assets
Financial investments	4.b	355,000	300,001	2,609,230	2,819,179
Derivative financial instruments	26.f	‐	‐	655,149	585,294
Trade receivables	5.a	‐	‐	35,428	27,003
Reseller financing	5.a	‐	‐	762,038	766,045
Related parties	8	7,518	7,076	91,394	48,309
Deferred income and social contribution taxes	9.a	138,930	142,630	848,627	936,941
Recoverable taxes	7.a	74	74	3,613,722	2,650,269
Recoverable income and social contribution taxes	7.b	7,196	7,196	310,233	346,137
Energy trading futures contracts	26.h	‐	‐	423,863	263,438
Escrow deposits	18.a	13,931	12,615	480,550	446,076
Indemnification asset - business combination	18.c	‐	‐	150,804	126,098
Other receivables and other assets		5,215	2,607	255,317	117,076
Prepaid expenses		19,249	18,989	56,886	40,904
Contractual assets with customers - exclusivity rights	10	‐	‐	1,473,393	1,473,331
Investments in subsidiaries, joint ventures and associates	11	15,590,398	14,898,466	505,651	2,148,633
Right-of-use assets, net	12	6,524	7,664	1,927,044	1,671,324
Property, plant and equipment, net	13	64,303	68,447	11,828,944	7,135,966
Intangible assets, net	14	271,645	273,674	3,239,365	1,908,330
Total non-current assets		16,479,983	15,739,439	29,267,638	23,510,353
Total assets		16,815,164	15,883,147	45,564,670	39,558,074

8

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
As of September 30, 2025 and December 31, 2024
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Liabilities
Current liabilities
Trade payables	16.a	29,285	25,423	3,413,134	3,518,385
Trade payables - reverse factoring	16.b	‐	‐	‐	1,014,504
Loans, financing and debentures	15	‐	‐	2,642,037	3,478,673
Derivative financial instruments	26.f	‐	‐	205,539	74,087
Salaries and related charges		41,910	44,191	544,201	480,285
Taxes payable		622	903	231,343	151,230
Energy trading futures contracts	26.h	‐	‐	174,690	66,729
Dividends payable		15,725	293,165	17,187	327,471
Income and social contribution taxes payable		655	175	292,156	322,074
Post-employment benefits	17.a	‐	‐	24,098	24,098
Provisions for tax, civil and labor risks	18.a	305	431	66,818	47,788
Leases payable	12.b	3,170	3,012	336,447	316,460
Financial liabilities of customers		‐	‐	76,100	117,090
Other payables		449	2,069	443,779	554,327
		92,121	369,369	8,467,529	10,493,201
Liabilities held for sale	28	‐	‐	442,358	‐
Total current liabilities		92,121	369,369	8,909,887	10,493,201

Non-current liabilities
Loans, financing and debentures	15	‐	‐	14,143,403	10,381,837
Derivative financial instruments	26.f	‐	‐	376,450	367,513
Energy trading futures contracts	26.h	‐	‐	170,398	48,047
Related parties	8	2,875	2,875	2,875	3,516
Deferred income and social contribution taxes	9.a	‐	‐	631,487	132,825
Post-employment benefits	17.a	1,776	1,517	212,529	198,778
Provisions for tax, civil and labor risks	18.a	134,462	197,396	628,051	610,572
Leases payable	12.b	4,383	5,698	1,371,429	1,168,692
Financial liabilities of customers		‐	‐	20,508	63,135
Subscription warrants - indemnification	19	56,672	47,745	56,672	47,745
Provision for loss on investment	11	88,639	68,530	36,835	349
Other payables		46,493	31,299	337,560	218,420
Total non-current liabilities		335,300	355,060	17,988,197	13,241,429

Equity
Share capital	20.a	7,987,100	6,621,752	7,987,100	6,621,752
Equity instrument granted	20.b	129,776	108,253	129,776	108,253
Capital reserve	20.d	617,279	612,048	617,279	612,048
Treasury shares	20.c	(826,914)	(596,400)	(826,914)	(596,400)
Revaluation reserve	20.d	3,499	3,632	3,499	3,632
Profit reserves	20.e	6,621,752	8,195,221	6,621,752	8,195,221
Retained earnings		1,804,478	‐	1,804,478	‐
Accumulated other comprehensive income		125,855	214,212	125,855	214,212
Shareholder transactions	27.b	(75,082)	‐	(75,082)	‐
Ultrapar shareholders’ equity		16,387,743	15,158,718	16,387,743	15,158,718
Non-controlling interests	11	‐	‐	2,278,843	664,726
Total equity		16,387,743	15,158,718	18,666,586	15,823,444
Total liabilities		16,815,164	15,883,147	45,564,670	39,558,074

  The accompanying notes are an integral part of the interim financial information.

9

Ultrapar Participações S.A. and Subsidiaries
Statements of income
For the periods ended September 30, 2025 and 2024
(In thousands of Brazilian Reais, except earnings per thousand shares)

		Parent				Consolidated
	Note	07/01/2025 to 09/30/2025	01/01/2025 to 09/30/2025	07/01/2024 to 09/30/2024	01/01/2024 to 09/30/2024	07/01/2025 to 09/30/2025	01/01/2025 to 09/30/2025	07/01/2024 to 09/30/2024	01/01/2024 to 09/30/2024
Continuing operations
Net revenue from sales and services	21	‐	‐	‐	‐	37,033,855	104,418,160	35,357,672	98,097,521
Cost of products and services sold	22	‐	‐	‐	‐	(34,556,279)	(97,651,246)	(33,075,501)	(91,646,046)

Gross profit		‐	‐	‐	‐	2,477,576	6,766,914	2,282,171	6,451,475

Operating income (expenses)
Selling and marketing	22	‐	‐	‐	‐	(603,771)	(1,853,859)	(671,002)	(1,884,131)
General and administrative	22	(10,674)	(38,302)	(11,590)	(36,355)	(569,207)	(1,626,953)	(420,531)	(1,374,833)
Results from disposal of assets		5	7	12	59	13,304	34,005	31,480	105,361
Other operating income (expenses), net	22	1,460	51,761	(4,938)	26,917	123,507	487,060	(111,377)	(337,406)

Operating result before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes		(9,209)	13,466	(16,516)	(9,379)	1,441,409	3,807,167	1,110,741	2,960,466
Share of profit (loss) of subsidiaries, joint ventures and associates	11	716,865	2,113,930	670,085	1,508,446	(8,061)	(115,726)	4,127	(6,970)
Amortization of fair value adjustments on associates acquisition	11	‐	‐	‐	‐	(403)	(1,208)	(407)	(2,089)
Gain on acquisition of control of associate	27.b	‐	‐	‐	‐	‐	91,105	‐	‐
Total share of profit (loss) of subsidiaries, joint ventures and associates		716,865	2,113,930	670,085	1,508,446	(8,464)	(25,829)	3,720	(9,059)

Income before financial result and income and social contribution taxes		707,656	2,127,396	653,569	1,499,067	1,432,945	3,781,338	1,114,461	2,951,407

Financial income	23	12,504	40,484	5,419	48,291	373,444	1,194,702	220,808	661,588
Financial expenses	23	(12,401)	(19,318)	2,115	(20,648)	(774,472)	(1,807,112)	(329,069)	(1,258,366)
Financial result, net	23	103	21,166	7,534	27,643	(401,028)	(612,410)	(108,261)	(596,778)
Income before income and social contribution taxes		707,759	2,148,562	661,103	1,526,710	1,031,917	3,168,928	1,006,200	2,354,629

Income and social contribution taxes
Current	9.b	(585)	(1,535)	(1,927)	(12,519)	(252,588)	(723,886)	(365,650)	(760,375)
Deferred	9.b	3,810	(3,700)	(7,594)	6,780	(4,824)	(135,431)	57,872	50,827
		3,225	(5,235)	(9,521)	(5,739)	(257,412)	(859,317)	(307,778)	(709,548)

Net income from continuing operations		710,984	2,143,327	651,582	1,520,971	774,505	2,309,611	698,422	1,645,081

Discontinued operations
Net income (loss) from discontinued operations	28	(1,796)	(12,929)	‐	‐	(2,100)	(23,490)	‐	‐

Net income for the period		709,188	2,130,398	651,582	1,520,971	772,405	2,286,121	698,422	1,645,081
Income attributable to:
Shareholders of Ultrapar		709,188	2,130,398	651,582	1,520,971	709,188	2,130,398	651,582	1,520,971
Non-controlling interests in subsidiaries	11	‐	‐	‐	‐	63,217	155,723	46,840	124,110

Total earnings per share from continuing operations (based on the weighted average number of shares outstanding) – R$
Basic	24	0.6543	1.9671	0.5903	1.3800	0.6543	1.9671	0.5903	1.3800
Diluted	24	0.6419	1.9321	0.5818	1.3616	0.6419	1.9321	0.5818	1.3616

Earnings per share from discontinued operations (based on the weighted average number of shares outstanding) – R$
Basic	24	(0.0017)	(0.0119)	‐	‐	(0.0017)	(0.0119)	‐	‐
Diluted	24	(0.0016)	(0.0117)	‐	‐	(0.0016)	(0.0117)	‐	‐

Total earnings per share (based on the weighted average number of shares outstanding) – R$
Basic	24	0.6527	1.9552	0.5903	1.3800	0.6527	1.9552	0.5903	1.3800
Diluted	24	0.6403	1.9204	0.5818	1.3616	0.6403	1.9204	0.5818	1.3616

  The accompanying notes are an integral part of the interim financial information.

10

Ultrapar Participações S.A. and Subsidiaries
Statements of comprehensive income
For the periods ended September 30, 2025 and 2024
(In thousands of Brazilian Reais)

		Parent				Consolidated
	Note	07/01/2025 to 09/30/2025	01/01/2025 to 09/30/2025	07/01/2024 to 09/30/2024	01/01/2024 to 09/30/2024	07/01/2025 to 09/30/2025	01/01/2025 to 09/30/2025	07/01/2024 to 09/30/2024	01/01/2024 to 09/30/2024
Net income for the period, attributable to shareholders of Ultrapar		709,188	2,130,398	651,582	1,520,971	709,188	2,130,398	651,582	1,520,971
Net income for the period, attributable to non-controlling interests in subsidiaries		‐	‐	‐	‐	63,217	155,723	46,840	124,110
Net income for the period		709,188	2,130,398	651,582	1,520,971	772,405	2,286,121	698,422	1,645,081

Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, joint ventures and associates, net of income and social contribution taxes		13,860	(19,905)	27,161	35,790	18,531	(9,061)	27,161	35,790
Translation adjustments and hedge accounting effects, net of taxes		(38,815)	(68,452)	‐	‐	(64,889)	(121,323)	‐	‐
Total comprehensive income for the period		684,233	2,042,041	678,743	1,556,761	726,047	2,155,737	725,583	1,680,871
Total comprehensive income for the period attributable to shareholders of Ultrapar		684,233	2,042,041	678,743	1,556,761	684,233	2,042,041	678,743	1,556,761
Total comprehensive income for the period attributable to non-controlling interests in subsidiaries		‐	‐	‐	‐	41,814	113,696	46,840	124,110

  The accompanying notes are an integral part of the interim financial information.

11

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the periods ended September 30, 2025 and 2024
(In thousands of Brazilian Reais, except dividends per share)

											Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve	Profit reserves	Accumulated other comprehensive income	Shareholder transactions	Retained earnings	Shareholders of Ultrapar	Non-controlling interests (i)	Total equity
Balance as of December 31, 2024		6,621,752	108,253	612,048	(596,400)	3,632	8,195,221	214,212	‐	‐	15,158,718	664,726	15,823,444
Net income for the period	-	‐	‐	‐	‐	‐	‐	‐	‐	2,130,398	2,130,398	155,723	2,286,121
Other comprehensive income	-	‐	‐	‐	‐	‐	‐	(88,357)	-	‐	(88,357)	(42,027)	(130,384)
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	(88,357)	-	2,130,398	2,042,041	113,696	2,155,737
Issuance of shares related to the subscription warrants - indemnification		‐	‐	7,863	‐	‐	‐	‐	‐	‐	7,863	‐	7,863
Equity instrument granted	8.d; 20.b	‐	21,523	(7,081)	36,428	‐	‐	‐	‐	‐	50,870	(1,570)	49,300
Purchase of treasury shares	20.c	‐	‐	‐	(266,942)	‐	‐	‐	‐	‐	(266,942)	‐	(266,942)
Realization of revaluation reserve	-	‐	‐	‐	‐	(133)	‐	‐	‐	133	‐	‐	‐
Capital increase with reserves	20.a	1,365,348	‐	‐	‐	‐	(1,365,348)	‐	‐	‐	‐	‐	‐
Capital increase of non-controlling shareholders	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	12,154	12,154
Shareholder transaction	27.b	‐	‐	‐	‐	‐	‐	‐	(75,082)	(48)	(75,130)	‐	(75,130)
Realization of capital reserve	-	‐	‐	4,449	‐	‐	‐	‐	‐	‐	4,449	‐	4,449
Non-controlling interest in the equity of acquired subsidiary – Hidrovias	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	1,639,034	1,639,034
Variation in change of ownership interest of non-controlling shareholders	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(110,796)	(110,796)
Non-controlling interest in acquired subsidiary	-	-	-	-	-	-	-	-	-	-	-	15,691	15,691
Dividends and interest on capital attributable to non-controlling interests	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(54,092)	(54,092)
Additional dividends	20.e	‐	‐	‐	‐	‐	(208,121)	‐	‐	-	(208,121)	‐	(208,121)
Interim dividends (R$ 0.30 per share)	20.e	‐	‐	‐	‐	‐	-	‐	‐	(326,005)	(326,005)	‐	(326,005)
Balance as of September 30, 2025		7,987,100	129,776	617,279	(826,914)	3,499	6,621,752	125,855	(75,082)	1,804,478	16,387,743	2,278,843	18,666,586

12

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the periods ended September 30, 2025 and 2024

											Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve	Profit reserves	Accumulated other comprehensive income	Cumulative translation adjustments	Retained earnings	Shareholders of Ultrapar	Non-controlling interests (i)	Total equity
Balance as of December 31, 2023		6,621,752	75,925	597,828	(470,510)	3,802	6,523,590	154,108	‐	‐	13,506,495	523,331	14,029,826
Net income for the period	-	‐	‐	‐	‐	‐	‐	‐	‐	1,520,971	1,520,971	124,110	1,645,081
Other comprehensive income	-	‐	‐	‐	‐	‐	‐	35,790	‐	‐	35,790	‐	35,790
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	35,790	‐	1,520,971	1,556,761	124,110	1,680,871
Issuance of shares related to the subscription warrants - indemnification	-	‐	‐	6,452	‐	‐	‐	‐	‐	‐	6,452	‐	6,452
Equity instrument granted	8.d; 20.b	‐	17,192	1,965	21,593	‐	‐	‐	‐	‐	40,750	4	40,754
Realization of revaluation reserve of subsidiaries	-	‐	‐	‐	‐	(132)	‐	‐	‐	132	‐	‐	‐
Shareholder transaction - changes of ownership interest	-	‐	‐	‐	‐	‐	‐	‐	‐	9	9	403	412
Dividends prescribed	-	-	-	-	-	-	-	-	-	3,369	3,369	-	3,369
Non-controlling interest in acquired subsidiary		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	107,954	107,954
Allocation of net income:							‐
Interest on equity attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(105,590)	(105,590)
Dividends attributable to non-controlling interests	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(5,562)	(5,562)
Approval of additional dividends by the Ordinary General Shareholders’ Meeting		‐	‐	‐	‐	‐	(134,031)	‐	‐	(275,971)	(410,002)	‐	(410,002)
Balance as of September 30, 2024		6,621,752	93,117	606,245	(448,917)	3,670	6,389,559	189,898	‐	1,248,510	14,703,834	644,650	15,348,484

(i)	Are substantially represented by non-controlling shareholders of Iconic and Hidrovias.

  The accompanying notes are an integral part of the interim financial information.

13

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the periods ended September 30, 2025 and 2024
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2025	09/30/2024	09/30/2025	09/30/2024
CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Net income from continuing operations		2,143,327	1,520,971	2,309,611	1,645,081
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates and amortization of fair value adjustments on associates acquisition	11	(2,113,930)	(1,508,446)	116,934	9,059
Amortization of contractual assets with customers - exclusivity rights	10	‐	‐	339,336	402,804
Amortization of right-of-use assets	12	2,189	2,101	266,781	230,157
Depreciation and amortization	13; 14	11,198	11,715	883,638	673,806
Interest, monetary variations and foreign exchange variations		(46,479)	6,616	674,375	944,259
Current and deferred income and social contribution taxes	9.b	5,235	5,739	859,317	709,548
Gain (loss) on disposal or write-off of assets		(7)	(35,298)	(44,694)	(140,600)
Equity instrument granted		11,718	23,005	21,523	40,754
Gain (loss) on the fair value of energy contracts		‐	‐	(24,694)	‐
Provision for decarbonization - CBIO		‐	‐	307,123	441,813
Revaluation of investment in associates	27.b	‐	‐	(91,105)	‐
Other provisions and adjustments		(53,553)	(6,041)	(40,686)	68,555
		(40,302)	20,362	5,577,459	5,025,236
(Increase) decrease in assets
Trade receivables and reseller financing	5	‐	‐	(116,308)	157,955
Inventories	6	‐	‐	267,745	(455,469)
Recoverable taxes		11,339	9,383	(83,794)	279,511
Dividends received from subsidiaries, associates and joint ventures		1,635,828	614,857	11,187	2,028
Other assets		(6,783)	(10,836)	39,011	(180,303)

Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	16	3,862	3,606	(1,254,598)	(1,400,113)
Salaries and related charges		(2,281)	(11,683)	17,458	(31,557)
Taxes payable		(281)	(990)	3,217	(30,242)
Income and social contribution taxes payable		3,657	(8,171)	(732,602)	(719,429)
Other liabilities		55,055	(12,654)	12,371	(19,479)
Acquisition of CBIO and carbon credits	14	‐	‐	(323,409)	(586,695)
Payments of contractual assets with customers - exclusivity rights	10	‐	‐	(284,461)	(285,666)
Payment of contingencies		(10,026)	‐	(20,199)	(30,896)
Income and social contribution taxes paid		(263)	(2,920)	(69,008)	(219,900)
Net cash provided by continuing operating activities		1,649,805	600,954	3,044,069	1,504,981
Net cash provided by discontinued operating activities		‐	‐	26,833	‐
Net cash provided by operating activities		1,649,805	600,954	3,070,902	1,504,981

CASH FLOWS FROM INVESTING ACTIVITIES
Financial investments, net of redemptions	4.b	(21,237)	142,736	648,099	(2,051,959)
Acquisition of property, plant and equipment and intangible assets	13; 14	(5,027)	(75,627)	(1,335,013)	(1,099,268)
Cash provided by disposal of investments and property, plant and equipment		-	264,564	110,954	1,256,077
Capital increase in subsidiaries, associates and joint ventures	11	(537,149)	(585,335)	‐	‐
Capital decrease in subsidiaries, associates and joint ventures	11	‐	‐	‐	522
Net cash consumed in the purchase of investments and other assets		‐	‐	(617,172)	(1,242,517)
Cash acquired in business combination		‐	‐	1,172,234	‐
Net cash consumed by continuing investing activities		(563,413)	(253,662)	(20,898)	(3,137,145)
Net cash consumed by discontinued investing activities		‐	‐	(21,728)	‐
Net cash consumed by investing activities		(563,413)	(253,662)	(42,626)	(3,137,145)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans, financing and debentures
Proceeds	15	‐	‐	4,960,091	3,658,510
Repayments	15	‐	‐	(4,521,892)	(2,125,954)
Interest and derivatives (paid) or received		‐	7,838	(1,261,965)	(741,857)
Payments of lease
Principal and interest paid	12.b	(2,719)	(2,638)	(367,195)	(326,418)
Dividends paid		(811,566)	(712,916)	(898,536)	(781,182)
Payments of financial liabilities of customers		‐	‐	(97,899)	(123,203)
Capital increase made by non-controlling shareholders and redemption of shares		-	‐	(12,300)	13,500
Repurchase of treasury shares		(266,942)	‐	(266,942)	‐
Related parties		(442)	(398)	(31,936)	(11,554)

Net cash consumed by continuing financing activities		(1,081,669)	(708,114)	(2,498,574)	(438,158)
Net cash consumed by discontinued financing activities		‐	‐	(558)	‐
Net cash consumed by financing activities		(1,081,669)	(708,114)	(2,499,132)	(438,158)

Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations		‐	‐	(62,140)	‐
Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations		‐	‐	‐	‐
Increase (decrease) in cash and cash equivalents -continuing operations		4,723	(360,822)	462,457	(2,070,322)
Increase (decrease) in cash and cash equivalents -discontinued operations		‐	‐	4,547	‐
Cash and cash equivalents at the beginning of the period - continuing operations	4.a	4,186	412,840	2,071,593	5,925,688
Cash and cash equivalents at the beginning of the period - discontinued operations		‐	‐	11,313	‐
Cash and cash equivalents at the end of the period - continuing operations	4.a	8,909	52,018	2,534,050	3,855,366
Cash and cash equivalents at the end of the period - discontinued operations		‐	‐	15,860	‐

Non-cash transactions:
Addition and remeasurement on right-of-use assets and leases payable		‐	‐	279,718	273,745
Addition on contractual assets with customers - exclusivity rights		‐	‐	59,295	53,961
Reclassification between financial assets and investment in associates		‐	‐	‐	645,333
Acquisition of property, plant and equipment and intangible assets without cash effect		‐	‐	24,476	9,046
Capital increase in subsidiaries with shares		‐	133,552	‐	-

  The accompanying notes are an integral part of the interim financial information.

14

Ultrapar Participações S.A. and Subsidiaries
Statements of value added
For the periods ended September 30, 2025 and 2024
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Revenues
Gross revenue from sales and services, except rents and royalties	21	‐	‐	108,042,397	102,028,684
Rebates, discounts and returns	21	‐	‐	(765,919)	(836,236)
Allowance for expected credit losses	5	‐	‐	(18,794)	(32,802)
Amortization of contractual assets with customers - exclusivity rights	10; 21	‐	‐	(339,336)	(402,804)
Gain (loss) on disposal of assets and other operating income (expenses), net		51,768	26,976	521,065	(232,045)
		51,768	26,976	107,439,413	100,524,797

Materials purchased from third parties
Cost of products and services sold		‐	‐	(97,620,893)	(91,744,783)
Materials, energy, third-party services and others		175,782	150,242	(1,290,680)	(1,345,238)
Provision for assets losses		‐	‐	6,034	498
		175,782	150,242	(98,905,539)	(93,089,523)

Gross value added		227,550	177,218	8,533,874	7,435,274

Retentions
Depreciation and amortization of intangible assets and right-of-use assets	12.a; 13; 14	(13,387)	(13,816)	(1,150,419)	(903,963)
		(13,387)	(13,816)	(1,150,419)	(903,963)

Net value added produced by the Company		214,163	163,402	7,383,455	6,531,311

Value added received in transfer
Total share of profit (loss) of subsidiaries, joint ventures and associates	11	2,113,930	1,508,446	(25,829)	(9,059)
Rents and royalties	21	‐	‐	101,295	236,807
Financial income	23	40,484	48,291	1,194,702	661,588
		2,154,414	1,556,737	1,270,168	889,336

Value added from continuing operations available for distribution		2,368,577	1,720,139	8,653,623	7,420,647

Value added from discontinued operations available for distribution		(12,929)	‐	(3,530)	‐

Total value added available for distribution		2,355,648	1,720,139	8,650,093	7,420,647

Distribution of value added
Personnel and related charges
Salaries and wages		150,083	123,122	1,297,695	1,105,759
Benefits		21,227	19,398	380,693	338,353
Government Severance Indemnity Fund for Employees (FGTS)		6,327	5,371	80,154	78,153
Others		2,913	5,986	87,888	185,759
		180,550	153,877	1,846,430	1,708,024

Taxes, fees and contributions
Federal		21,464	25,291	2,118,661	2,268,280
State		‐	‐	393,250	388,155
Municipal		294	277	162,024	117,874
		21,758	25,568	2,673,935	2,774,309

Financial expenses and rents
Interest, foreign exchange variations and financial instruments		1,663	(116)	1,611,512	1,145,702
Rents		3,890	3,624	104,392	83,424
Others		17,389	16,215	107,743	64,107
		22,942	19,723	1,823,647	1,293,233

Remuneration of own capital
Interest on capital and dividends		‐	275,971	380,097	381,561
Retained earnings		2,143,327	1,245,000	1,929,514	1,263,520
		2,143,327	1,520,971	2,309,611	1,645,081

Value added from continuing operations distributed		2,368,577	1,720,139	8,653,623	7,420,647

Value added from discontinued operations distributed		(12,929)	‐	(3,530)	‐

Value added distributed		2,355,648	1,720,139	8,650,093	7,420,647

The accompanying notes are an integral part of the interim financial information.

15

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025
1. Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luís Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates on liquefied petroleum gas distribution and other energies (“Ultragaz”), fuel distribution and related businesses (“Ipiranga” or “IPP”), storage services for liquid bulk (“Ultracargo”) and logistics and waterway and multimodal infrastructure (“Hidrovias”).  The information on segments is disclosed in Note 25.

This interim financial information was authorized for issuance by the Board of Directors on November 12, 2025.

a. Principles of consolidation and interest in subsidiaries

a.1 Principles of consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenue transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the Company obtains direct or indirect control over an entity and ceases when the company loses control. Income and expenses of a subsidiary acquired are included in the consolidated statements of income and of comprehensive income from the date the Company gains control. Income and expenses of a subsidiary, in which the Company loses control, are included in the consolidated statements of income and of comprehensive income until the date the Company loses control.

When necessary, adjustments are made to the financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

16

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

a.2 Interest in subsidiaries

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			Interest % rounded
			09/30/2025		12/31/2024
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ultra Mobilidade S.A. (1)	Brazil	Ipiranga	100	-	100	-
Centro de Conveniências Millennium Ltda. and subsidiaries (2)	Brazil	Ipiranga	-	-	-	100
am/pm Comestíveis Ltda. (3)	Brazil	Ipiranga	-	100	-	-
Glazed Brasil S.A. (“Krispy Kreme”)	Brazil	Ipiranga	-	55	-	-
Centro de Conveniências Millennium Ltda. and subsidiaries (2)	Brazil	Ipiranga	-	100	-	-
Neodiesel Ltda.	Brazil	Ipiranga	-	100	-	100
Serra Diesel Transportador Revendedor Retalhista Ltda.	Brazil	Ipiranga	-	60	-	60
Neoagro Diesel Ltda. (4)	Brazil	Ipiranga	-	100	-	-
Mi TRR Transportadora Retalhista e Revendedora de Combustíveis S.A. (5)	Brazil	Ipiranga	-	51	-	-
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	-	100	-	100
am/pm Comestíveis Ltda. (3)	Brazil	Ipiranga	-	-	-	100
Glazed Brasil S.A. (“Krispy Kreme”)	Brazil	Ipiranga	-	-	-	55
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Irupé Biocombustíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading North America LLC.	United States	Ipiranga	-	100	-	100
Ipiranga Trading Middle East DMCC	Dubai	Ipiranga	-	100	-	100
Ipiranga Trading Europe S.A.	Switzerland	Ipiranga	-	100	-	100
Eaí Clube Automobilista S.A.	Brazil	Ipiranga	-	100	-	100
Abastece Aí Participações S.A.	Brazil	Ipiranga	-	100	-	100
Abastece Aí Clube Automobilista Instituição de Pagamento Ltda.	Brazil	Ipiranga	-	100	-	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	99	-	99	-
Ultragaz Energia Ltda. and subsidiaries	Brazil	Ultragaz	-	100	-	100
Nova Paraná Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
NEOgás do Brasil Gás Natural Comprimido S.A.	Brazil	Ultragaz	-	100	-	100
WTZ Participações S.A. (6)	Brazil	Ultragaz	-	-	-	52
Ultragaz Comercializadora de Energia Ltda. (6)	Brazil	Ultragaz	-	52	-	-
Ultragaz Energia e Corretagem de Seguros Ltda. (6)	Brazil	Ultragaz	-	100	-	-
UVC Investimentos Ltda.	Brazil	Others	100	-	100	-
Ultra Logística Ltda.	Brazil	Hidrovias	100	-	100	-
Hidrovias do Brasil S.A. (7)	Brazil	Hidrovias	-	55	-	-
Hidrovias do Brasil – Vila do Conde S.A.	Brazil	Hidrovias	-	100	-	-
Hidrovias do Brasil – Cabotagem Ltda. (8)	Brazil	Hidrovias	-	100	-	-
Hidrovias do Brasil – Administração Portuária de Santos S.A.	Brazil	Hidrovias	-	100	-	-
Hidrovias del Sur S.A.	Uruguay	Hidrovias	-	100	-	-
Baloto S.A.	Uruguay	Hidrovias	-	100	-	-
Girocantex S.A.	Uruguay	Hidrovias	-	100	-	-
Cikelsol S.A.	Uruguay	Hidrovias	-	100	-	-
Resflir S.A.	Uruguay	Hidrovias	-	100	-	-
Hidrovias del Paraguay S.A.	Paraguay	Hidrovias	-	100	-	-
Pricolpar S.A.	Paraguay	Hidrovias	-	100	-	-
Hidrovias Navegación Fluvial S.A.	Paraguay	Hidrovias	-	100	-	-
Hidrovias South America BV	Netherlands	Hidrovias	-	100	-	-
Hidrovias International Finance S.à.r.l.	Luxembourg	Hidrovias	-	100	-	-
Ultracargo Logística S.A. (9)	Brazil	Ultracargo	-	-	-	99
Ultracargo Soluções Logísticas S.A.	Brazil	Ultracargo	-	-	-	100
Ultracargo Logística S.A. (9)	Brazil	Ultracargo	99	-	-	-
Ultracargo Soluções Logísticas S.A.	Brazil	Ultracargo	-	100	-	-
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
Imaven Imóveis Ltda.	Brazil	Others	100	-	100	-

17

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

(1) On January 2, 2025, the name of subsidiary Ultrapar Mobilidade Ltda. was changed to Ultra Mobilidade S.A.

(2) On January, 2025, indirect subsidiary Centro de Conveniências Millenium and subsidiaries started being directly controlled by am/pm Comestíveis Ltda.

(3) On January, 2025, indirect subsidiary am/pm Comestíveis Ltda. started being directly controlled by Ultra Mobilidade S.A.

(4) Company established on May 5, 2025, engaged in the wholesale trade of fuel carried out by carrier-reseller-retailer (TRR).

(5) In July 2025, subsidiary Neodiesel Ltda. became the controlling shareholder of Mi TRR Transportadora retalhista e revendedora de combustíveis S.A. (“Mi TRR”).

(6) In August 2025, WTZ Participações S.A. was merged into Ultragaz Comercializadora de Energia Ltda., formerly Exponencial Energia Ltda. In July 2025, Ultragaz Energia e Corretagem started being controlled by Ultragaz Comercializadora de Energia Ltda.

(7) In May 2025, subsidiary Ultra Logística Ltda. became the controlling shareholder of Hidrovias. For further details, see Note 27.b.

(8) The information on Hidrovias do Brasil – Cabotagem is presented as Discontinued Operation according to Note 28.

(9) In January, 2025, indirect subsidiary Ultracargo Logística S.A started being directly controlled by Ultrapar.

b. Main events that occurred in the period

b.1 Acquisition of significant ownership interest in Hidrovias

On May 8, 2025, the Company, through its subsidiary Ultra Logística, acquired additional shares in Hidrovias do Brasil S.A. (“Hidrovias”), becoming the controlling shareholder.  As of September 30, 2025, the ownership interest in this investee’s share capital was 55.04% (41.94% as of December 31, 2024).  For further information, see Note 27.b.

2. Basis of preparation and presentation of individual and consolidated interim financial information

The individual and consolidated interim financial information ("interim financial information"), identified as Parent and Consolidated, was prepared in accordance with the International Accounting Standard ("IAS") 34 – Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and in accordance with the pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Brazilian Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Federal Accounting Council (“CFC”) and presented in accordance with the rules issued by the Securities and Exchange Commission of Brazil (“CVM”).

The Company’s interim financial information is presented in thousands of Brazilian Real (“R$”), which is the Company’s functional currency, and the interim financial information was prepared using information from Ultrapar and its subsidiaries on the same base date, unless otherwise stated.

The preparation of the interim financial information requires management to make judgments, use estimates and adopt assumptions in the application of accounting policies that affect the reported amounts of income, expenses, assets and liabilities, including contingent liabilities. The uncertainty related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years. For the nine-month period ended September 30, 2025, no changes were observed in such judgments, estimates and assumptions in relation to those disclosed as of December 31, 2024.

The interim financial information has been prepared on a historical cost basis, except for the following material items recognized in the statements of financial position:

(i)      derivative and non-derivative financial instruments measured at fair value;

(ii)     share-based payments and employee benefits measured at fair value;

(iii)    deemed cost of property, plant and equipment.

This interim financial information was prepared using consistent accounting policies and practices on Ultrapar and its subsidiaries.

This interim financial information should be read together with the individual and consolidated financial statements of the Company for the year ended December 31, 2024 since its objective is to provide an update of the significant activities, events and circumstances and does not duplicate previously disclosed information, except when Management considers it relevant to maintain certain information.

18

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

Reclassifications

With the objective of increasing transparency of derivative financial instrument balances, enabling verification of the amounts in the balance sheet and providing greater comparability between the periods presented, we carried out reclassifications between line items as shown below:

	Consolidated
	Published		Reclassified
	12/31/2024	Reclassification	12/31/2024
Current assets (i)
Financial investments, derivative instruments and other financial assets	2,553,011	(2,553,011)	-
Financial investments and other financial assets	-	2,306,927	2,306,927
Derivative financial instruments	-	246,084	246,084
	2,553,011	-	2,553,011
Non-current assets (i)
Financial investments, derivative instruments and other financial assets	3,407,080	(3,407,080)	-
Financial investments and other financial assets	-	2,819,179	2,819,179
Derivative financial instruments	-	585,294	585,294
Other receivables and other assets	114,469	2,607	117,076
	3,521,549	-	3,521,549

	Published		Reclassified
	12/31/2024	Reclassification	12/31/2024
Current liabilities (ii)
Loans, financing and derivative financial instruments	3,175,017	(3,175,017)	-
Debentures	377,743	(377,743)	-
Loans, financing and debentures	-	3,478,673	3,478,673
Derivative financial instruments	-	74,087	74,087
	3,552,760	-	3,552,760
Non-current liabilities (ii)
Loans, financing and derivative financial instruments	6,393,232	(6,393,232)	-
Debentures	4,356,118	(4,356,118)	-
Loans, financing and debentures	-	10,381,837	10,381,837
Derivative financial instruments	-	367,513	367,513
	10,749,350	-	10,749,350

(i)	Financial investments that until the first quarter were disclosed together with derivative financial instrument assets are now disclosed under separate line items in the statement of financial position;

(ii)	Loans and financing that until the previous quarter were disclosed under separate line items of debentures were consolidated and are now disclosed under the same line item; additionally, derivative financial instrument liabilities that were disclosed on a consolidated basis together with loans and financing are now disclosed under separate line items in the statement of financial position;

19

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

3. New accounting policies and changes in accounting policies

The Company evaluated and, when necessary, applied for the first time the new standards and interpretations issued by the International Accounting Standards Board (IASB) and the Brazilian Accounting Pronouncements Committee (“CPC”).

a.      New accounting policies and changes in accounting policies

a.1 Accounting policies adopted

The following amendments to standards and guidance issued by the IASB and CPC effective on or after January 1, 2025 were evaluated and do not change the accounting practice adopted by the Company:

•     OCPC 10 – Carbon Credits

•     IAS 21/ CPC 02 – The Effects of Changes in Foreign Exchange Rates

a.2 Accounting policies not adopted

The following new standards, amendments to standards and interpretations of IFRS Accounting Standards issued by the International Accounting Standards Board - IASB were not adopted since they are not effective in the period ended September 30, 2025. The Company and its subsidiaries plan to adopt these new standards, amendments and interpretations, if applicable, when they become effective.

•     IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

•     IFRS 18 – Presentation and Disclosure in Financial Statements

•     IFRS 19 – Subsidiaries without Public Accountability

4. Cash and cash equivalents and financial investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the Interbank Deposits (“DI”), in repurchase agreement, financial bills, private securities and in short-term investment funds, whose portfolio is comprised of Brazilian Federal Government bonds and certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short-term investment funds, whose portfolio is comprised of Federal Government bonds.

a. Cash and cash equivalents

	Parent		Consolidated
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Cash and banks
In local currency	788	120	301,388	211,047
In foreign currency	‐	‐	508,874	194,793
Financial investments considered cash equivalents
Securities and funds
In local currency	8,121	4,066	1,007,837	1,286,152
In foreign currency	‐	‐	715,951	379,601
Total cash and cash equivalents	8,909	4,186	2,534,050	2,071,593

20

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

b. Financial investments

	Parent		Consolidated
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Financial investments
Securities and funds
In local currency	371,580	320,101	1,486,281	2,271,980
In foreign currency (a)	‐	‐	2,612,573	2,854,126
Total financial investments	371,580	320,101	4,098,854	5,126,106
Current	16,580	20,100	1,489,624	2,306,927
Non-current	355,000	300,001	2,609,230	2,819,179

(a)    Refers substantially to financial investments made by subsidiary Ultrapar International in Time Deposits.

5. Trade receivables and reseller financing (Consolidated)

a. Trade receivables and reseller financing

Trade receivables	09/30/2025	12/31/2024
Domestic customers	3,944,949	3,885,310
Domestic customers - related parties (see Note 8)	4,347	301
Foreign customers	153,294	19,032
Foreign customers - related parties (see Note 8)	1,769	8,361
	4,104,359	3,913,004
(-) Allowance for expected credit losses	(372,232)	(345,735)
Total - trade receivables of customers	3,732,127	3,567,269
Current	3,696,699	3,540,266
Non-current	35,428	27,003

Reseller financing	09/30/2025	12/31/2024
Reseller financing	1,411,089	1,404,883
(-) Allowance for expected credit losses	(133,336)	(126,859)
Total – reseller financing	1,277,753	1,278,024
Current	515,715	511,979
Non-current	762,038	766,045

21

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

b. Allowance for expected credit losses – trade receivables and reseller financing

Movements in the allowance for expected credit losses of trade receivables and reseller financing are as follows:

	Trade receivables	Reseller financing	Total
Balance as of December 31, 2024	345,735	126,859	472,594
Additions	81,232	22,772	104,004
Reversals	(36,235)	(9,688)	(45,923)
Write-offs	(30,952)	(6,607)	(37,559)
Opening balance - acquisition of subsidiary (i)	12,452	‐	12,452
Balance as of September 30, 2025	372,232	133,336	505,568

(i) On May 8, 2025, the Company acquired the control of Hidrovias.; for further details, see Note 27.b.

The table below presents information on credit risk exposure, resulting from balances of trade receivables and reseller financing.

	09/30/2025			12/31/2024
	Weighted average rate of expected losses	Gross accounting balance	Allowance for expected credit losses	Weighted average rate of expected losses	Gross accounting balance	Allowance for expected credit losses
Current	0.51%	4,446,654	22,576	0.55%	4,289,620	23,517
Less than 30 days	3.76%	89,758	3,376	3.14%	141,756	4,452
31-60 days	24.39%	30,112	7,345	20.26%	40,402	8,186
61-90 days	11.38%	32,057	3,647	14.96%	27,360	4,093
91-180 days	28.92%	51,260	14,823	30.37%	57,289	17,396
More than 180 days	52.43%	865,607	453,801	54.49%	761,460	414,950
		5,515,448	505,568		5,317,887	472,594

22

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

6. Inventories (Consolidated)

	09/30/2025	12/31/2024
Fuels, lubricants and greases	2,957,286	3,009,100
Raw materials	290,642	373,544
Purchase for future delivery (1)	111,348	255,001
Consumable materials and other items for resale	304,354	129,539
Liquefied petroleum gas - LPG	141,260	128,098
Properties for resale	19,192	21,794
	3,824,082	3,917,076

(1)	Refers substantially to ethanol, biodiesel and advances for fuel acquisition.

Movements in the provision for inventory losses are as follows:

Balance as of December 31, 2024	3,920
Reversal of provision for obsolescence and other losses	(1,166)
Reversal of provision for adjustment to realizable value	(743)
Balance as of September 30, 2025	2,011

23

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

7. Recoverable taxes (Consolidated)

a. Recoverable taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	09/30/2025	12/31/2024
ICMS (a.1)	1,377,273	1,416,708
PIS and COFINS - Federal VAT (a.2)	3,844,831	3,172,417
Others	105,345	101,152
Total	5,327,449	4,690,277
Current	1,713,727	2,040,008
Non-current	3,613,722	2,650,269

a.1 The recoverable ICMS net of provision for losses is substantially related to the following operations:

Tax credits are recognized mainly of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petrobras); c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base used is higher than that of the actual operation performed.

In 2023, with the enactment of Supplementary Law 192/22, the single-phase ICMS levy on LPG, diesel, biodiesel, gasoline and anhydrous ethanol became effective. Due to the advent of this new calculation modality, the subsidiaries have stopped generating credits related to the refunds of ICMS-ST (tax substitution).

Management estimates the realization of the credits classified in non-current assets within a term of up to 5 years.

a.2 The recoverable PIS and COFINS are substantially related to:

ICMS in the PIS and COFINS calculation basis - The balance of PIS and COFINS includes credits recorded under Laws 10,637/02 and 10,833/03, as well as amounts arising from a STF’s favorable decision (Theme 69) regarding the exclusion of ICMS from the PIS and COFINS calculation basis.

In the period ended September 30, 2025, the Company, through its subsidiary Ipiranga, recognized effects from tax credits of R$ 1,152,890 (R$ 672,572 under “other operating income (expenses) and R$ 480,318 under “financial income”), relating to the periods from November 2008 to December 2024, arising from supplementary calculations (specific regime operations) related to final and unappealable decisions of lawsuits.

Supplementary Law 192 - On March 11, 2022 Supplementary Law (“LC” 192/22”) was published to reduce the tax burden of the fuel supply chain. Art. 9 of said law established the reduction of the PIS and COFINS tax rates levied on diesel, biodiesel and LPG to zero through December 31, 2022, ensuring at the same time the maintenance of credits taken across the whole supply chain up to September 21, 2022 (90 days after the publication of LC 194/22 that restricted the right to take credits on taxpayers), when it became effective.

The Company, through its subsidiaries, has credits in the amount of R$ 981,089 (R$ 1,686,836 as of December 31, 2024) from the LC 192/22. These credits were recorded considering the expectation of realization by the Company within a 5-year period from the date of generation, period in which the Company has the ability to use these credits. The estimated realization is updated annually considering the estimated future results.

b. Recoverable income and social contribution taxes

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits on the non-levy of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments. The Company, through its subsidiaries, has a recoverable IRPJ and CSLL balance of R$ 588,812, of which R$ 278,579 recorded as current and R$ 310,233 recorded as non-current (R$ 498,067, of which R$ 151,930 recorded as current and R$ 346,137 recorded as non-current as of December 31, 2024). The Management estimates the realization of these credits within up to 5 years.

24

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

8. Related parties

a. Parent

	Assets		Liabilities
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Transactions with joint ventures
Química da Bahia Indústria e Comércio S.A.	‐	‐	2,875	2,875

Transactions with subsidiaries
Ipiranga Produtos de Petróleo S.A.	48,895	50,548	306	431
Cia Ultragaz S.A.	29,510	28,588	‐	1,761
Ultracargo Logística S.A.	326,321	313,873	312	‐
Hidrovias do Brasil S.A.	3,964	-	160	-
Eaí Clube Automobilista S.A.	644	1,008	‐	78
am/pm Comestíveis Ltda.	2,975	5,079	61	19
Imaven Imóveis Ltda.	-	-	285	-
Others	2,033	966	-	11
Total	414,342	400,062	3,999	5,175

Other receivables/payables	87,070	86,973	1,124	2,300
Related parties	7,518	7,076	2,875	2,875
Financial investments (1)	319,754	306,013	‐	‐

(1)	Refers to funds released to subsidiary Ultracargo Logística S.A.

25

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

b. Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this Note. The balances and transactions between the Company and its subsidiaries with other related parties are highlighted below:

	Assets		Liabilities		Operating result - Sales/(Purchases)
	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	09/30/2024
Transactions with subsidiaries and joint ventures

Transactions with joint ventures
Refinaria de Petróleo Riograndense S.A.	‐	‐	16,466	9,846	(490,264)	(323,104)
Latitude Logística Portuária S.A.	7,767	10,862	‐	‐	‐	‐
Navegantes Logística Portuária S.A.	74,296	29,406	‐	‐	‐	‐
Hidrovias do Brasil S.A.	‐	416	‐	‐	‐	‐
Obrinel S.A.	1,564	‐	‐	‐	‐	‐
Others	8,656	7,943	2,875	2,875	315	307

Transactions with other related parties
Chevron Oronite Brasil Ltda. (1)	2,064	‐	29,079	13,434	(195,548)	(148,937)
Chevron Products Company (1)	‐	‐	114,133	159,432	(482,447)	(517,282)
Others	3,166	8,760	1,821	1,449	1,124	(3,638)

Total	97,513	57,387	164,374	187,036	(1,166,820)	(992,654)

Trade receivables (Note 5)	6,116	8,662	‐	‐	‐	‐
Other receivables	3	416	‐	‐	‐	‐
Trade payables (Note 16)	‐	‐	161,499	183,520	‐	‐
Other payables	‐	‐	‐	‐	‐	‐
Related parties	91,394	48,309	2,875	3,516	‐	‐
Sales and services provided	‐	‐	‐	‐	35,320	12,887
Purchases	‐	‐	‐	‐	(1,202,140)	(1,005,541)

(1)	Non-controlling shareholders and other related parties of Iconic.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance.

c. Key executives (Consolidated)

The Ultrapar’s compensation policy and practices are designed to align short and long-term interests with shareholders and the Company’s sustainability. The short and long-term variable compensation is linked to growth goals in results and generated economic value, aligned with shareholders’ interests. Variable compensation also directs the professionals’ focus to the strategic plan approved by the Board of Directors, and is linked to annual growth goals in financial results and priority matters for the Company.

The expenses for compensation of its key executives (Company’s directors and executive officers) are shown below:

	09/30/2025	09/30/2024
Short-term compensation	31,465	39,465
Stock compensation	55,400	44,480
Post-employment benefits	2,447	3,728
Total	89,312	87,673

26

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

d. Stock plan (Consolidated)

The financial statements for the year ended December 31, 2024 (Note 8) disclose the features and measurement criteria of each plan (2017 Plan and 2023 Plan) offered by the Company, which did not undergo any changes during the nine-month period ended September 30, 2025. In the interim financial information for the period ended September 30, 2025 of subsidiary Hidrovias, Note 20.2 discloses the features and measurement criteria of the 1st long-term share-based incentive plan (“2025 Plan”), approved by Hidrovias’ Board of Directors on June 23, 2025, with the first grant awarded on July 1, 2025.

The table below summarizes the restricted and performance stock programs under the 2017 Plan and  the 2023 Plan, and the 2025 Plan (Hidrovias):

Company	Program	Grant date	Number of shares granted (Quantity)	Vesting period	Fair value of shares on the grant date (in R$)	Total exercisable grant costs, including taxes (in R$ thousands)	Accumulated recognized exercisable grant costs (in R$ thousands)	Unrecognized exercisable grant costs (in R$ thousands)
Ultrapar	Restricted	September 2, 2019	240,000	2025	16.42	6,774	(6,774)	‐
Ultrapar	Restricted	September 16, 2020	140,000	2026	23.03	5,464	(4,629)	835
Ultrapar	Restricted	September 22, 2021	1,000,000	2027	14.17	24,093	(17,608)	6,485
Ultrapar	Performance	April 6, 2022	7,467	2025	14.16	1,116	(1,116)	‐
Ultrapar	Restricted	September 21, 2022	2,640,000	2032	12.98	64,048	(19,170)	44,878
Ultrapar	Restricted	December 7, 2022	1,500,000	2032	13.47	37,711	(10,688)	27,023
Ultrapar	Restricted	April 20, 2023	1,122,656	2026	14.50	30,560	(25,186)	5,374
Ultrapar	Performance	April 20, 2023	1,149,057	2026	14.50	31,320	(25,946)	5,374
Ultrapar	Restricted	September 20, 2023	3,700,000	2033	18.75	129,322	(26,988)	102,334
Ultrapar	Restricted	April 17, 2024	3,444,789	2027 to 2029	26.94	175,894	(62,022)	113,872
Ultrapar	Restricted	June 19, 2024	60,683	2027	21.47	2,468	(1,028)	1,440
Ultrapar	Restricted	October 1, 2024	1,295,000	2034	23.10	55,785	(5,578)	50,207
Ultrapar	Restricted	April 3, 2025	4,590,749	2027 to 2028	17.78	153,635	(20,807)	132,828
			20,890,401			718,190	(227,540)	490,650
Hidrovias	Restricted	July 1, 2025	1,244,523	2028	3.55	4,961	(412)	4,549
			22,134,924			723,151	(227,952)	495,199

Number of shares as of December 31, 2024	18,521,704
Ultrapar shares granted during the period	4,590,749
Cancellation of Ultrapar shares due to termination of executive	(162,621)
Ultrapar shares transferred (vesting)	(2,059,431)
Hidrovias shares granted during the period	1,244,523
Number of shares as of September 30, 2025	22,134,924

The Company does not have shares that were not transferred after the period for transfer of the ownership of the shares. For the nine-month period ended September 30, 2025, an expense in the amount of R$ 103,187 was recognized in relation to the Plan (R$ 78,245 for the period ended September 30, 2024).

For all plans, settlements are made only with the delivery of treasury shares.

27

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

9. Income and social contribution taxes

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, mainly resulting from provisions for differences between cash and accrual basis, tax loss carryforwards, leasing operations, negative bases and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations.

For purposes of disclosure, deferred tax assets were offset against deferred tax liabilities, in the same taxable entity.

	Parent		Consolidated
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Assets - Deferred income and social contribution taxes on:
Provision for losses with assets	‐	‐	42,016	41,467
Provisions for tax, civil and labor risks	45,821	67,261	159,601	188,495
Provision for post-employment benefits	604	516	80,841	76,166
Provision for differences between cash and accrual basis (i)	‐	‐	11,325	19,483
Goodwill	‐	‐	14,482	10,317
Provision for asset retirement obligation	‐	‐	12,707	13,472
Operating provisions	6,969	4,366	43,593	60,120
Provision for profit sharing and bonus	5,462	10,246	69,009	76,880
Leases payable	2,568	2,961	573,819	499,988
Provision for deferred revenue	‐	‐	532	450
Other temporary differences	32,937	21,762	212,375	115,753
Tax losses and negative basis for social contribution carryforwards	53,580	51,339	548,842	510,780
Total	147,941	158,451	1,769,142	1,613,371
Offsetting liability balance	(9,011)	(15,821)	(920,515)	(676,430)
Net balances presented in assets	138,930	142,630	848,627	936,941

Liabilities - Deferred income and social contribution taxes on:
Leases payable	2,199	2,586	473,864	406,173
Provision for differences between cash and accrual basis (i)	‐	‐	291,748	194,846
Change in fair value of subscription warrants	1,188	7,611	1,188	7,611
Goodwill/negative goodwill on investments	‐	‐	28,811	28,771
Business combination - fair value of assets	‐	‐	567,210	52,781
Other temporary differences	5,624	5,624	189,181	119,073
Total	9,011	15,821	1,552,002	809,255
Offsetting asset balance	(9,011)	(15,821)	(920,515)	(676,430)
Net balances presented in liabilities	‐	‐	631,487	132,825

(i)	In the consolidated refers mainly to the income and social contribution taxes on foreign exchange variation of the derivative instruments.

28

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent	Consolidated
Balance as of December 31, 2024	142,630	804,116
Deferred IRPJ and CSLL recognized in profit (loss) for the period	(3,700)	(135,431)
Deferred IRPJ and CSLL recognized on company acquisition (1)	‐	74,730
Deferred IRPJ and CSLL recognized on business combinations	‐	(561,392)
Deferred IRPJ and CSLL recognized in other comprehensive income	‐	67,168
Deferred IRPJ and CSLL recognized in other comprehensive income – Discontinued operation	-	(30,624)
Others	-	(1,427)
Balance as of September 30, 2025	138,930	217,140

(1)	On May 8, 2025, the Company acquired the control and began to consolidate Hidrovias. For further details, see Note 27.b.

b. Reconciliation of income and social contribution taxes on profit or loss

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Income before taxes	2,148,562	1,526,710	3,168,928	2,354,629
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(730,511)	(519,081)	(1,077,436)	(800,574)
Adjustment to the statutory income and social contribution taxes:
Nondeductible expenses	(1,814)	(2,189)	(29,770)	(10,683)
Nontaxable revenues (i)	472	414	194,321	20,105
Adjustment to estimated income	‐	‐	12,359	1,658
Unrecorded deferred income and social contribution tax loss carryforwards	‐	‐	(127,356)	(10,842)
Share of profit (loss) of subsidiaries, joint ventures and associates	718,736	512,872	(8,782)	(3,080)
Interest on capital between subsidiaries	‐	‐	8,975	35,901
Difference of rate in the measurement of taxes	‐	‐	45,783	‐
Other adjustments	7,882	2,245	68,859	(17,010)
Income and social contribution taxes before tax incentives	(5,235)	(5,739)	(913,047)	(784,525)
Tax incentives – SUDENE (ii)	-	‐	53,730	74,977
Income and social contribution taxes in the statement of income	(5,235)	(5,739)	(859,317)	(709,548)
Current	(1,535)	(12,519)	(723,886)	(760,375)
Deferred	(3,700)	6,780	(135,431)	50,827
Effective IRPJ and CSLL rates - %	0.2	0.4	27.1	30.1

(i)	Consist of gains and income not taxable under the applicable tax legislation.
(ii)	Certain subsidiaries have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, with a 75% decrease in the income tax basis.

29

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

c. Tax losses and negative basis for social contribution carryforwards

As of September 30, 2025, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and social contribution (CSLL), whose annual offsets are limited to 30% of taxable income in a given tax year, and do not expire.

The balances comprising deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	09/30/2025	12/31/2024
Oil Trading	74,119	77,155
Ultrapar	53,580	51,339
Ipiranga	300,409	300,409
Ultracargo Soluções Logística	43,098	33,553
Hidrovias do Brasil – Holding S.A	29,149	‐
Others	48,487	48,324
	548,842	510,780

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	09/30/2025	12/31/2024
Neogás	45,221	45,286
Integra Frotas	24,702	18,927
Stella	25,659	15,686
Millennium	14,337	11,650
Abastece aí	154,791	126,900
Hidrovias do Brasil – Holding S.A	150,458	‐
Hidrovias do Brasil – Administração Portuária de Santos	41,529	‐
Others	8,942	6,374
	465,639	224,823

10. Contractual assets with customers - exclusivity rights (Consolidated)

Refers to exclusivity rights reimbursements of Ipiranga’s agreements with reseller service stations that are recognized at the time of their occurrence and amortized according to the conditions established in the agreement. Amortizations are recognized in profit or loss as reductions of sales revenue.

Changes are shown below:

Balance as of December 31, 2024	2,131,902
Additions	343,756
Amortization	(339,336)
Balance as of September 30, 2025	2,136,322
Current	662,929
Non-current	1,473,393

30

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

11. Investments in subsidiaries, joint ventures and associates

The table below presents the positions of equity and income (loss) for the period by company:

				Parent
	Equity	Income (loss) for the year	Interest in share capital - %	Investment (Provision for loss on investment)		Share of profit (loss) of subsidiaries, joint ventures and associates
				09/30/2025	12/31/2024	09/30/2025	09/30/2024
Subsidiaries
Ultra Logística Ltda. (i)	2,018,475	26,885	100.00	2,018,475	3,266,345	26,885	269,203
Ultrapar International S.A.	(55,073)	13,457	100.00	(55,073)	(68,530)	13,457	(4,782)
UVC	‐	‐	‐	‐	‐	‐	(5,021)
Ultragaz Participações Ltda.	‐	‐	‐	‐	‐	‐	372,263
Ultracargo Logística Ltda	1,617,381	168,417	99.92	1,616,072	‐	168,280	‐
Companhia Ultragaz S.A.	987,315	485,568	99.99	987,168	1,106,687	485,497	233,855
UVC Investimentos Ltda.	54,403	(4,361)	100.00	54,403	47,702	(4,361)	516
Imaven Imóveis Ltda.	82,543	1,719	100.00	82,543	64,917	1,719	2,316
Ultra Mobilidade S.A. (*)	10,828,395	1,459,084	100.00	10,828,395	10,407,480	1,459,084	653,719
Joint ventures
Química da Bahia Indústria e Comércio S.A.	6,683	12	50.00	3,342	3,319	6	(161)
Refinaria de Petróleo Riograndense S.A. (ii)	(101,290)	(110,182)	33.14	(33,566)	2,016	(36,637)	(13,462)

Total (A)				15,501,759	14,829,936	2,113,930	1,508,446
Total provision for loss on investment (B)				(88,639)	(68,530)
Total investments (A-B)				15,590,398	14,898,466

(*)	Amounts adjusted for unrealized profits in equity and income for the period.
(i)	Balances are presented net of the effects of discontinued operations. For furhter details, see note 28.
(ii)	Investment considers capital loss balances of R$ 8,993 as of September 30, 2025 (R$ 9,666 as of December 31, 2024).

31

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

				Consolidated
	Equity	Income (loss) for the year	Interest in share capital - %	Investment (Provision for loss on investment)		Share of profit (loss) of subsidiaries, joint ventures and associates
				09/30/2025	12/31/2024	09/30/2025	09/30/2024
Joint ventures
União Vopak – Armazéns Gerais Ltda.	(515)	(1,055)	50.00	(258)	270	(528)	(598)
Refinaria de Petróleo Riograndense S.A.	(101,290)	(110,182)	33.14	(33,566)	2,015	(36,637)	(13,462)
Latitude Logística Portuária S.A.	(2,196)	(6,645)	50.00	(1,098)	2,225	(3,323)	(1,931)
Navegantes Logística Portuária S.A.	(4,475)	(26,568)	33.33	(1,492)	7,364	(8,856)	(6,191)
Nordeste Logística I S.A.	10,082	(8,882)	33.33	3,361	5,959	(2,961)	(739)
Nordeste Logística II S.A.	55,091	(1,256)	33.33	18,364	18,782	(418)	1,369
Nordeste Logística III S.A	53,327	(1,647)	33.33	17,776	18,330	(548)	591
Química da Bahia Indústria e Comércio S.A.	6,683	12	50.00	3,342	3,319	6	(159)
Terminal de Combustíveis Paulínia S.A. ("Opla")	167,042	6,015	50.00	83,521	59,694	3,008	3,019
Limday S.A.	28,362	4,751	44.55	12,635	‐	2,116	‐
Obrinel S.A.	204,450	56,689	49.00	100,181	‐	27,778	‐
Baden S.A.	19,775	(1,114)	50.00	9,888	‐	(557)	‐
Other investments	‐	‐	‐	346	281	‐	‐
Associates
Hidrovias do Brasil S.A. (i)	2,273,439	(247,290)	44.51	‐	504,629	(96,480)	9,112
Transportadora Sulbrasileira de Gás S.A.	18,266	6,635	25.00	4,566	3,498	1,659	1,510
Metalúrgica Plus S.A.	(1,264)	(219)	33.33	(421)	(349)	(73)	(68)
Plenogás Distribuidora de Gás S.A.	1,002	265	33.33	334	1,041	88	577
Other investments	‐	‐	‐	28	41	‐	‐

Goodwill on investments
Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	117,306	117,306	‐	‐
Hidrovias do Brasil S.A. (i)	‐	‐	‐	‐	775,044	‐	‐
Limday S.A.	‐	‐	‐	7,113	‐	‐	‐

Fair value adjustment on investments
Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	37,627	38,835	(1,208)	(2,089)
Concession Agreement - Baloto	‐	‐	‐	4,265	‐	‐	‐

Advances for investments
Advances for investments - Pão de Açúcar Group stations (ii)	‐	‐	‐	84,998	90,000	‐	‐

Advances for future capital increase
Hidrovias do Brasil S.A. (i)	‐	‐	‐	‐	500,000	‐	‐

Total (A)				468,816	2,148,284	(116,934)	(9,059)
Total provision for loss on investment (B)				(36,835)	(349)
Total investments (A-B)				505,651	2,148,633

(i)	On May 8, 2025, the Company acquired the control and began to consolidate Hidrovias. For further details, see Note 27.b. The percentage of interest presented in the note refers to the last percentage before the acquisition of control.
(ii)	The amount refers to the advance for the acquisition of Pão de Açúcar Group service stations by subsidiary Centro de Conveniências Millenium Ltda.

32

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

The financial position and income of subsidiaries which have relevant non-controlling interests is shown below:

	Consolidated
	Proportion of interest in share capital and voting rights held by non-controlling interests		Equity attributable to non-controlling interests		Income allocated to non-controlling interests for the period
	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	09/30/2024
Subsidiaries	%	%
Hidrovias do Brasil S.A. (i)	45%	-	1,510,336	‐	25,228	‐
Iconic Lubrificantes S.A. (i)	44%	44%	538,104	484,986	95,320	120,432
Ultragaz Comercializadora de Energia Ltda. (i)	48%	48%	138,493	116,249	26,922	‐
Other investments	-	-	91,910	63,491	8,253	3,678
			2,278,843	664,726	155,723	124,110

(i)	Considers the effects of allocation of fair value adjustments related to non-controlling interests.

Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Advances	Advances for future capital increase	Other investments	Total
Balance as of December 31, 2024	14,824,601	5,335	14,829,936	274,380	1,283,904	90,000	500,000	‐	2,148,284
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	2,150,561	(36,631)	2,113,930	(20,920)	(94,806)	‐	‐	‐	(115,726)
Amortization of fair value adjustments	‐	‐	‐	(1,208)	‐	‐	‐	‐	(1,208)
Dividends	(1,681,986)	‐	(1,681,986)	‐	(796)	‐	‐	‐	(796)
Equity instrument granted (ii)	19,926	‐	19,926	‐	‐	‐	‐	‐	‐
Accumulated other comprehensive income	(86,804)	1,141	(85,663)	1,141	7,722	‐	‐	‐	8,863
Translation adjustments of foreign subsidiaries	‐	‐	‐	(16,796)	‐	‐	‐	(169)	(16,965)
Advances for future capital increase and capital contribution	537,149	‐	537,149	20,819	‐	‐	‐	‐	20,819
Shareholder transactions	(75,082)	‐	(75,082)	‐	‐	‐	‐	‐	‐
Advances for investments - GPA stations	‐	‐	‐	‐	‐	(5,002)	‐	‐	(5,002)
Acquisition of shares	‐	‐	‐	‐	273,325	‐	‐	‐	273,325
Acquisition of control of Hidrovias do Brasil S.A. (iii)	‐	‐	‐	117,276	(1,461,946)	‐	(500,000)	4,434	(1,840,236)
Reclassification to assets held for sale (iv)	(159,732)	‐	(159,732)	‐	‐	‐	‐	‐	‐
Other movements	3,350	(69)	3,281	354	(2,896)	‐	‐	‐	(2,542)
Balance as of September 30, 2025 (i)	15,531,983	(30,224)	15,501,759	375,046	4,507	84,998	‐	4,265	468,816

33

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

(*)	Adjusted for unrealized profits between subsidiaries.
(i)	Investments in subsidiaries, joint ventures and associates net of provision for loss on investment.
(ii)	Amounts refer to grants of long-term incentives in subsidiaries Ultra Mobilidade, Companhia Ultragaz, Ultracargo Logística and Ultra Logística.
(iii)	Amounts refer to the write-off of the investment in Hidrovias as an associate through the acquisition of control and consolidation that occurred on May 8, 2025. For further details, see Note 27.b. Additionally, due to the consolidation of Hidrovias, its joint ventures are now included in the consolidated in the amount of R$ 117,276.
(iv)	Reclassification of the portion of the investment attributed to the sale of the Cabotage operation of subsidiary Hidrovias, according to the opening balance of acquisition of control of Hidrovias. For further details, see Note 28.a.

12. Right-of-use assets and leases payable (Consolidated)

The Company and certain subsidiaries have vehicle and real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution bases; (ii) Ultragaz: points of sale and bottling bases; (iii) Ultracargo: port areas; (iv) Hidrovias: port areas and vessels and (v) Company: offices.

  Right-of-use assets
  Consolidated
	Weighted average useful life (years)	Balance as of December 31, 2024	Additions and remeasurement	Write-offs	Transfers (i)	Translation adjustment	Amortization	Opening balance – Acquisition of subsidiary (ii)	Balance as of September 30, 2025
Cost:
Real estate	8	1,987,115	140,768	(180,670)	3,756	(582)	‐	220,341	2,170,728
Port areas	28	343,739	17,493	(491)	‐	‐	‐	113,132	473,873
Vehicles	4	357,094	106,373	(72,531)	(2,834)	(122)	‐	2,855	390,835
Equipment	2	33,645	11,170	(1,677)	(21,499)	‐	‐	21,448	43,087
Vessels	8	‐	‐	(52,220)	‐	(4,366)	‐	129,300	72,714
Others	20	27,846	3,914	‐	21,499	‐	‐	‐	53,259
		2,749,439	279,718	(307,589)	922	(5,070)	‐	487,076	3,204,496
Accumulated amortization:
Real estate	‐	(823,733)	‐	129,006	‐	197	(133,556)	(40,242)	(868,328)
Port areas	‐	(52,692)	‐	480	(3,295)	‐	(24,619)	(38,755)	(118,881)
Vehicles	‐	(169,836)	‐	57,801	2,834	31	(84,260)	(927)	(194,357)
Equipment	‐	(6,007)	‐	1,163	2,197	‐	(9,019)	(15,346)	(27,012)
Vessels	‐	‐	‐	32,501	‐	2,600	(12,860)	(60,604)	(38,363)
Others	‐	(25,847)	‐	‐	(2,197)	‐	(2,467)	‐	(30,511)
		(1,078,115)	‐	220,951	(461)	2,828	(266,781)	(155,874)	(1,277,452)
Right-of-use assets		1,671,324	279,718	(86,638)	461	(2,242)	(266,781)	331,202	1,927,044

(i)	Refers to the amortization of the right of use, which is being capitalized as Construction in progress until the beginning of its operation. Additionally, the cost includes the advance balance of the grant of Maceió carried out in IPP.
(ii)	On May 8, 2025, the Company acquired the control of Hidrovias; for further details, see Note 27.b.

34

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

b. Leases payable

The changes in leases payable are shown below:

Balance as of December 31, 2024	1,485,152
Interest accrued	110,133
Payments of leases and interest	(367,195)
Additions and remeasurement	279,718
Write-offs	(83,964)
Opening balance - acquisition of subsidiary (i)	286,778
Monetary variations and foreign exchange variations	(2,746)
Balance as of September 30, 2025	1,707,876
Current	336,447
Non-current	1,371,429

(i)	On May 8, 2025, the Company acquired the control of Hidrovias.; for further details, see Note 27.b.

The undiscounted future cash outflows are presented below:

	09/30/2025	12/31/2024
Up to 1 year	453,252	355,336
1 to 2 years	326,843	282,945
2 to 3 years	257,616	240,984
3 to 4 years	211,406	188,002
4 to 5 years	167,326	158,559
More than 5 years	1,240,494	891,997
Total	2,656,937	2,117,823

The contracts of leases payable are substantially indexed by the IGP-M.

In compliance with the CVM’s requirement under Official Letter SNC/SEP 02/2019, the potential right to PIS/COFINS recoverable embedded in the lease consideration, calculated based on the 9.25% rate in accordance with Brazilian tax legislation, amounted to R$ 245,767 in nominal cash flow, and R$ 157,979 in present value cash flow for the period ended September 30, 2025.

b.1. Discount rates

The weighted nominal average discount rates for the lease contracts of the Company are:

Contracts by maturity date and discount rate
Maturity dates of the contracts	Rate (% p.a.)
From 1 to 5 years	10.95%
From 6 to 10 years	10.98%
From 11 to 15 years	10.83%
More than 15 years	10.52%

35

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

13. Property, plant, and equipment (Consolidated)

	Weighted average useful life (years)	Balance as of December 31, 2024	Additions	Depreciation	Transfers (i)	Write-offs	Translation adjustment	Opening balance – acquisition of subsidiaries (ii)	Balance as of September 30, 2025
Cost:
Land	-	609,624	‐	‐	455	(7,388)	‐	204,542	807,233
Buildings	28	1,745,097	50,289	‐	62,268	(11,236)	‐	823,403	2,669,821
Leasehold improvements	15	1,415,342	31,730	‐	72,536	(70,244)	(4,398)	166,620	1,611,586
Machinery and equipment	12	3,758,370	123,687	‐	495,802	(12,372)	(3,384)	681,994	5,044,097
Automotive fuel/lubricant distribution equipment and facilities	14	3,199,426	51,028	‐	119,956	(135,460)	‐	1,440	3,236,390
Push boats, barges, ships	19	‐	‐	‐	9,888	‐	(168,628)	4,139,591	3,980,851
LPG tanks and bottles	8	1,085,787	74,895	‐	24,082	(24,060)	‐	‐	1,160,704
Vehicles	6	395,885	14,752	‐	1,617	(16,989)	(40)	708	395,933
Furniture and fixtures	7	221,572	15,386	‐	(3,949)	(8,983)	(38)	4,899	228,887
IT equipment	6	321,250	17,202	‐	6,725	(8,853)	(288)	49,177	385,213
Construction in progress	-	1,347,892	718,755	‐	(777,152)	(1,767)	(1,418)	213,105	1,499,415
Advances to suppliers	-	44,966	10,750	‐	(33,762)	(8,208)	‐	‐	13,746
Imports in progress	-	3,128	23	‐	(3,128)	‐	‐	‐	23
		14,148,339	1,108,497	‐	(24,662)	(305,560)	(178,194)	6,285,479	21,033,899
Accumulated depreciation:
Buildings	‐	(558,622)	‐	(70,961)	(4,543)	4,599	‐	(226,529)	(856,056)
Leasehold improvements	‐	(748,916)	‐	(55,421)	212	70,151	1,789	(57,520)	(789,705)
Machinery and equipment	‐	(2,347,962)	‐	(199,933)	(417)	2,471	1,186	(398,640)	(2,943,295)
Automotive fuel/lubricant distribution equipment and facilities	‐	(2,122,684)	‐	(100,575)	10,343	127,651	‐	‐	(2,085,265)
Push boats, barges, ships	‐	‐	‐	(78,383)	6	‐	58,256	(1,143,682)	(1,163,803)
LPG tanks and bottles	‐	(670,068)	‐	(73,606)	(7,679)	20,667	‐	‐	(730,686)
Vehicles	‐	(154,622)	‐	(30,266)	(1,234)	3,860	40	(938)	(183,160)
Furniture and fixtures	‐	(142,493)	‐	(12,293)	(519)	6,032	16	(1,328)	(150,585)
IT equipment	‐	(265,675)	‐	(20,289)	1,339	8,092	32	(24,568)	(301,069)
		(7,011,042)	‐	(641,727)	(2,492)	243,523	61,319	(1,853,205)	(9,203,624)
Provision for impairment losses		(1,331)	-	‐	‐	-	‐	‐	(1,331)
Property, plant and equipment		7,135,966	1,108,497	(641,727)	(27,154)	(62,037)	(116,875)	4,432,274	11,828,944

(i)	Refers to transfers of R$ 26,693 to intangible assets and R$ 461 to right-of-use assets.
(ii)	Involves the total amounts of acquisitions made by the Company, including Hidrovias do Brasil (see Note 27.b), MI TRR, and Postos Millenium.

36

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of the terminals’ assets, service stations and distribution bases.

Advances to suppliers are basically related to manufacturing of assets for expansion of terminals, distribution bases and acquisition of real estate.

14. Intangible assets (consolidated)

	Weighted average useful life (years)	Balance as of December 31, 2024	Additions	Amortization	Transfers (i)	Write-offs	Translation adjustment	Acquisition of subsidiaries (ii)	Balance as of September 30, 2025
Cost:
Goodwill (a)	-	982,359	‐	‐	‐	-	‐	356,041	1,338,400
Software	5	1,707,645	208,966	‐	10,075	(28,355)	(2,458)	146,614	2,042,487
Customer contracts	16	‐	‐	‐	‐	‐	(455)	860,204	859,749
Distribution rights	13	176,687	32,046	‐	8,918	‐	‐	15,177	232,828
Brands	-	61,366	‐	‐	‐	‐	‐	‐	61,366
Trademark rights	30	121,001	24	‐	8,991	‐	‐	‐	130,016
Intangible assets in progress	‐	‐	9,895	‐	(24)	(148)	(164)	33,999	43,558
Decarbonization credits (CBIO)	-	322	323,409	‐	‐	(307,429)	‐	‐	16,302
Others	3	10,611	61	‐	5,072	‐	‐	76	15,820
		3,059,991	574,401	‐	33,032	(335,932)	(3,077)	1,412,111	4,740,526
Accumulated amortization:
Software	‐	(1,013,618)	‐	(197,098)	(1,171)	27,779	412	(103,340)	(1,287,036)
Customer contracts	‐	‐	‐	(30,859)	-	‐	330	(25,239)	(55,768)
Distribution rights	‐	(110,819)	‐	(5,650)	‐	(1,449)	-	‐	(117,918)
Trademark rights	‐	(22,997)	‐	(2,865)	(1,984)	257	‐	‐	(27,589)
Others	‐	(4,227)	‐	(5,439)	(3,184)	‐	‐	‐	(12,850)
		(1,151,661)	‐	(241,911)	(6,339)	26,587	742	(128,579)	(1,501,161)
Intangible assets, net		1,908,330	574,401	(241,911)	26,693	(309,345)	(2,335)	1,283,532	3,239,365

(i)	Refers to R$ 26,693 received in transfer from property, plant and equipment.
(ii)	Involves the total amounts of acquisitions made by the Company, including Hidrovias do Brasil (see Note 27.b), MI TRR, and Postos Millenium.

37

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

a. Goodwill

The remaining net balance of goodwill on the following acquisitions is assessed for impairment annually or more frequently when there is indication that the goodwill might be impaired. The amount is made up of the following acquisitions.

	Segment	09/30/2025	12/31/2024
Goodwill on the acquisition of:
Hidrovias (27.b)	Hidrovias	360,436	‐
Ipiranga (i)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Stella	Ultragaz	103,051	103,051
Iconic (CBLSA)	Ipiranga	69,807	69,807
Ultragaz Comercializadora de Energia (27.c)	Ultragaz	42,260	52,038
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Neogás	Ultragaz	7,761	7,761
Mi TRR	Ipiranga	5,383	-
Serra Diesel	Ultrapar	1,413	1,413
TEAS	Ultracargo	797	797
		1,338,400	982,359

(i)	Including R$ 246,163 presented as goodwill at the Parent.

The goodwill presented above is based on the expectation of future profitability, supported by appraisal reports, after allocation of the identified assets. In the nine-month period ended September 30, 2025, the Company did not identify any event that indicated the need to carry out an impairment test.

Goodwill from investments in joint ventures and associates is presented under investments, for further information see Note 11.

38

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

15. Loans, financing and debentures

 a. Breakdown

					Consolidated
Description	Index/Currency	Weighted average financial charges 2025 (p.a.)	Weighted average hedging instruments	Maturity	09/30/2025	12/31/2024
Foreign currency:
Notes in the foreign market	USD	5.3%	142.6% of DI (*)	2026 to 2029	4,074,138	4,710,980
Notes in the foreign market	USD	5.0%	CDI + 1.6% (**)	2031	926,576	‐
Foreign loan	USD	4.6%	103.4% of DI	2025 to 2027	749,593	691,006
Foreign loan	SOFR + USD	0.9%	102.9% of DI	2026	537,371	‐
Foreign exchange debentures	EUR	3.0%	104.4% of DI	2027	488,117	‐
Foreign exchange debentures	USD	5.3%	101.7% of DI	2026	328,490	‐
Foreign loan	EUR	4.4%	109.2% of DI	2025	‐	778,147
Foreign loan	JPY	4.6%	109.4% of DI	2025	‐	501,524
Total in foreign currency					7,104,285	6,681,657
Brazilian Reais:
Debentures – CRA	IPCA	5.3%	103.1% of DI	2025 to 2032	2,637,729	2,456,111
Debentures	CDI + R$	1.0%	n/a	2026 to 2031	2,514,373	731,667
Debentures	IPCA	5.1%	102.5% of DI	2028 to 2031	1,129,167	534,706
CCB	CDI	103.5%	n/a	2027	803,694	1,464,624
Financing	R$	14.6%	106.6% of DI	2027	533,402	‐
CDCA	CDI + R$	0.9%	n/a	2027	527,372	534,374
Debentures – CRA	Fixed rate	11.2%	104.3% of DI	2027	508,472	477,827
Debentures – CRA	CDI + R$	0.7%	n/a	2027	495,245	490,971
CDCA	CDI	109.0%	n/a	2026 to 2027	206,594	293,374
Constitutional Fund (FNE)	IPCA	2.9%	69.5% of DI	2028 to 2041	189,739	114,472
Constitutional Fund (FNO)	IPCA	3.1%	70.8% of DI	2028 to 2037	83,625	‐
Debentures	IPCA	6.3%	n/a	2032 to 2034	‐	80,048
Climate Fund	R$	9.4%	n/a	2025 to 2040	23,446	‐
FINEP	TJLP	1.0%	n/a	2025 to 2032	28,297	679
Total in Brazilian Reais					9,681,155	7,178,853
Total in foreign currency and Brazilian Reais					16,785,440	13,860,510
Current					2,642,037	3,478,673
1 to 2 years					5,706,770	3,257,618
2 to 3 years					2,679,164	1,557,888
3 to 4 years					2,271,802	2,062,967
4 to 5 years					435,599	2,130,651
More than 5 years					3,050,068	1,372,713
Non-current					14,143,403	10,381,837

(*)	Considers a protection instrument for the principal of 52.5% of the DI and for interest DI minus 1.4% for a notional amount of US$ 300 million. Does not include the positive result of the natural hedge strategy through financial investments in US$.
(**)	Considers a protection instrument for principal and interest at DI + 1.6% for a notional amount of US$ 50 million.

39

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

 The changes in loans, financing and debentures are shown below:

Consolidated
Balance as of December 31, 2024	13,860,510
Proceeds	4,960,091
Interest accrued	976,999
Principal payment	(4,521,892)
Interest payment	(845,591)
Balance of acquired company (1)	3,297,191
Monetary variations and foreign exchange variations	(961,739)
Change in fair value	91,148
Gain on bond repurchase	(71,277)
Balance as of September 30, 2025	16,785,440

(i)	Involves total amounts of acquisitions made by the Company, including Hidrovias do Brasil (see Note 27.b), MI TRR, and Postos Millenium.

The transaction costs associated with debt issuance were deducted from the balance of the related liability and recognized in profit or loss according to the effective interest rate method. As of September 30, 2025, the amount recognized in profit or loss was R$ 46,804 (R$ 14,190 as of September 30, 2024). The transaction cost incurred was R$ 68,412, of which R$ 11,166 referring to new funding and R$ 57,246 to the initial balance on acquisition of subsidiary. The balance to be recognized in the next periods is R$ 91,522 (R$ 69,914 as of December 31, 2024).

b. Guarantees

As of September 30, 2025, there was R$ 83,625 (R$ 114,472 as of December 31, 2024) in financing that had real guarantees. There was also R$ 15,497,279 (R$ 13,586,936 as of December 31, 2024) in financing without real guarantees, with sureties or promissory notes.

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 99,643 as of September 30, 2025 (R$ 97,947 as of December 31, 2024).

Subsidiary Ipiranga issues collateral to financial institutions in connection with the amounts payable by some of its customers to such institutions, with maximum future settlements related to these guarantees in the amount of R$ 114,094 (R$ 219,700 as of December 31, 2024). If subsidiary Ipiranga is required to make any payment under these collateral arrangements, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until September 30, 2025, subsidiary Ipiranga did not have losses in connection with these collateral arrangements.

40

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

c. Relevant operations contracted in the period

The main operations contracted in the period are shown below:

Description	Index/ Currency	Financial charges	Hedging instruments	Issuance date	Maturity	Principal	Principal in R$	Remuneration payment	Nominal amount payment	Company
Foreign exchange debentures	USD	5.3%	101.7% of DI	Mar/25	Mar/26	USD 60,269	350,000	At final maturity	At final maturity	Ultracargo Logística
Foreign loan	SOFR + USD	0.9%	102.9% of DI	Feb/25	Feb/26	USD 100,000	577,800	Quarterly	At final maturity	Cia Ultragaz
CCB	CDI	104.0%	N/A	Mar/25	Mar/27	R$ 360,000	360,000	Quarterly	At final maturity	Cia Ultragaz
Constitutional Fund (FNE)	IPCA	2.9%	69.7% of DI	Feb/25	Nov/41	R$ 100,976	100,976	Monthly with grace period	2028 to 2041	Ultracargo Logística
Constitutional Fund (FNO)	IPCA	3.1%	70.8% of DI	Apr/25	Feb/37	R$ 106,430	106,430	Monthly	Monthly after a 3-year grace period	Ultracargo Soluções Logísticas
Foreign loan	USD	4.7%	103.8% of DI	Apr/25	Apr/26	USD 86,956	500,000	At final maturity	At final maturity	Ipiranga
BNDES	R$	9.4%	72.9% of DI	May/25	Mar/40	R$ 11,499	11,499	Monthly	Monthly after a 3-month grace period	Ultragaz Energia Ltda. and subsidiaries
BNDES	R$	9.4%	72.9% of DI	May/25	Mar/40	R$ 11,499	11,499	Monthly	Monthly after a 3-month grace period	Ultragaz Energia Ltda. and subsidiaries
Foreign exchange debentures	EUR	3.0%	104.0% of DI	Jun/25	Feb/37	EUR 77,535	500,000	Annually	At final maturity	Ipiranga
Foreign loan	R$	14.6%	106.6% of DI	Jun/25	Oct/27	R$ 500,000	500,000	Annually	At final maturity	Ipiranga
Debentures	CDI	0.5%	N/A	Jun/25	Jun/28	R$ 400,000	400,000	Semiannually	At final maturity	Hidrovias
Debentures	CDI	0.8%	N/A	Jun/25	Jun/31	R$ 982,000	982,000	Semiannually	At final maturity	Hidrovias
Foreign loan	USD	5.5%	108.8% of DI	Sept/25	Mar/27	USD 4,718	25,000	Semiannually	At final maturity	Serra Diesel
Foreign loan	USD	4.9%	102.4% of DI	Sept/25	Mar/27	USD 46,818	250,000	Semiannually	At final maturity	Cia Ultragaz

d. Covenants – Subsidiary Hidrovias

Financial Covenant linked to Debenture contracts

Hidrovias, through the 1st and 2nd Debenture Issuances, has a financial covenant of leverage (“net debt to EBITDA”), calculated on a consolidated basis and which must be equal to or less than 4.5x in 2022, (b) 4.0x between January 1, 2023 and December 2023 and (c) 3.5x from January 1, 2024 until the maturity date of the respective issues.

Failure to comply with the covenant does not accelerate the debt repayment and is not considered default. However, Hidrovias now has restrictions on raising new debts beyond those permitted by the covenants of the indenture of issuance and is restricted from paying the minimum mandatory dividends set forth by its Bylaws. Hidrovias does not expect any short- or medium-term impacts on its operations and believes it will not need additional loans or working capital beyond those already permitted by the covenants of the Indentures of Debenture Issuances to comply with its obligations.

On September 30, 2025, Hidrovias was above the mentioned ratios, not being allowed to issue new debts or distribute dividends above the minimum mandatory dividend as established in the Bylaws.

41

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

16. Trade payables (consolidated)

a. Trade payables

	09/30/2025	12/31/2024

Domestic suppliers	2,224,859	2,558,813
Trade payables - domestic related parties (see Note 8.b)	46,244	23,432
Foreign suppliers	1,026,776	776,052
Trade payables - foreign related parties (see Note 8.b)	115,255	160,088
	3,413,134	3,518,385

b. Trade payables - reverse factoring

As of September 30, 2025, there are no balances of trade payables – reverse factoring, and the balance of this account as of December 31, 2024 was R$ 1,014,504.

17. Employee benefits and private pension plan (Consolidated)

a. Post-employment benefits (Consolidated)

Some subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of FGTS, and health, dental care, and life insurance plans for eligible retirees.

The amounts related to such benefits are based on an annual valuation conducted by an independent actuary and reviewed by Management.

	09/30/2025	12/31/2024
Health and dental care plan (1)	186,955	177,958
Indemnification of FGTS	36,131	32,420
Seniority bonus	1,987	1,795
Life insurance (2)	11,554	10,703
Total	236,627	222,876
Current	24,098	24,098
Non-current	212,529	198,778

(1)	Applicable to Ipiranga, Tropical (merged into Ipiranga) and Iconic.
(2)	Applicable to Ipiranga, Tropical (merged into Ipiranga), Ultragaz and Ultrapar.

42

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

18. Provisions and contingent liabilities (Consolidated)

a. Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to tax, civil and labor disputes at the administrative and judicial levels. The table below presents the breakdown of provisions by nature and their changes:

Provisions	Balance as of December 31, 2024	Additions	Reversals	Payments	Interest	Opening balance – acquisition of subsidiary (i)	Balance as of September 30, 2025
IRPJ and CSLL	32,946	289	(12,784)	(291)	277	‐	20,437
Tax and social security	202,465	7,278	(44,096)	(31,274)	3,918	58,466	196,757
Civil, environmental and regulatory claims	161,972	109,022	(2,663)	(27,083)	86	27,417	268,751
Provision for indemnities	206,808	13,447	(63,967)	(10,026)	2,958	‐	149,220
Labor	54,169	9,724	(10,841)	(3,675)	782	9,545	59,704
Total	658,360	139,760	(134,351)	(72,349)	8,021	95,428	694,869
Current	47,788						66,818
Non-current	610,572						628,051

(i)	On May 8, 2025, the Company acquired the control of Hidrovias; for further details, see Note 27.b.

Balance of escrow deposits by nature are as follows:

	09/30/2025	12/31/2024
Tax	410,641	306,593
Labor	20,944	24,070
Civil, environmental and regulatory claims	48,965	115,413
	480,550	446,076

In the period ended September 30, 2025, the monetary variation on escrow deposits amounted to R$ 34,081, recorded as financial income in the statement of income for the period.

Regarding the provision for indemnities, as a result of the sale of Oxiteno, completed on April 1, 2022, Ultrapar assumed contractual liability for losses related to acts prior to the closing of the transaction. Thus, the provision for the reimbursement to Indorama was recorded, in the event the losses materialize, in the amount of R$ 110,815 as of September 30, 2025 (R$ 174,408 as of December 31, 2024), of which R$ 34,259 (R$ 95,274 as of December 31, 2024) for labor claims, R$ 28,605 (R$ 26,074 as of December 31, 2024) for civil claims and R$ 47,950 (R$ 53,060 as of December 31, 2024) for tax claims.

Regarding the sale of Extrafarma, completed on August 1, 2022, whose liability for losses prior to the transaction was assumed by subsidiary Ipiranga, the provision for reimbursement to Pague Menos, in the event the losses materialize, totaled R$ 38,404 as of September 30, 2025 (R$ 32,400 as of December 31, 2024), of which R$ 13,273 (R$12,074 as of December 31, 2024) for labor claims, R$ 7,587 (R$7,007 as of December 31, 2024) for civil claims and R$ 17,543 (R$ 13,319 as of December 31, 2024) for tax claims.

43

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

b. Contingent liabilities (possible)

The Company and its subsidiaries are parties to administrative and legal proceedings for tax, civil and labor claims which, based on the assessment of the legal departments and the advice of external legal advisors, were classified as a possible loss. Due to this classification, no provision for these contingencies was recorded in the interim financial information.

The contingent liabilities, classified as possible loss, by nature are as follows:

Contingent liabilities (possible)	09/30/2025	12/31/2024
Tax (b.1)	6,119,873	4,176,046
Civil (b.2)	846,345	815,203
Labor	367,584	293,938
	7,333,802	5,285,187

 b.1 Contingent tax liabilities

The Company and its subsidiaries are also parties to administrative and legal proceedings involving IRPJ, CSLL, PIS and COFINS, mainly related to denial of offset claims and disallowance of tax credits. The total amount of these contingencies was R$ 3,608,560 as of September 30, 2025 (R$ 2,386,927 as of December 31, 2024).

Additionally, subsidiary Ipiranga and its subsidiaries have legal proceedings related to discussions of ICMS, in the consolidated amount of R$ 1,852,550 as of September 30, 2025 (R$ 1,357,445 as of December 31, 2024). The main discussions include: i) credits considered undue in the amount of R$ 230,198 as of September 30, 2025 (R$ 94,640 as of December 31, 2024), ii) alleged non-payment of tax in the amount of R$ 440,566 as of September 30, 2025 (R$ 154,914 as of December 31, 2024); iii) conditioned fruition of tax incentive in the amount of R$ 242,029 as of September 30, 2025 (R$ 191,549 as of December 31, 2024); iv) inventory differences in the amount of R$ 226,471 as of September 30, 2025 (R$ 279,448 as of December 31, 2024); v) 2% surcharge on products considered non-essential (hydrated ethanol) in the amount of R$ 239,269 as of September 30, 2025 (R$ 223,691 as of December 31, 2024).

In addition, subsidiary Ipiranga and its subsidiaries are discussing the offset of excise tax (“IPI”) credits related to raw materials used in the manufacturing of products subject to taxation, which were subsequently sold and were not subject to IPI under the tax immunity, in the amount of R$ 206,361 as of September 30, 2025 (R$ 194,508 as of December 31, 2024). On April 9, 2025, the Superior Court of Justice, under the repetitive appeals regime, ruled on the discussion (Theme 1247) in favor of the taxpayers.

Of the remaining amount of possible tax proceedings, R$ 143,763 refers to Hidrovias as of September 30, 2025, and R$ 308,639 relates to other ongoing proceedings of the Company and its subsidiaries.

44

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

b.2 Contingent civil liabilities

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 846,345 as of September 30, 2025 (R$ 815,203 as of December 31, 2024), mainly represented by the following proceedings involving subsidiary Cia. Ultragaz: (i) administrative proceedings filed by CADE, referring to alleged anti-competitive practices in municipalities in the Triângulo Mineiro region in 2001. At the administrative level, Cia. Ultragaz was ordered to pay a fine, in the updated amount of R$ 39,067 as of September 30, 2025 (R$ 38,005 as of December 31, 2024). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed; and (ii) lawsuits filed by resellers, who are seeking indemnity, in addition to the nullity and termination of distribution contracts, totaling R$ 88,602 as of September 30, 2025 (R$ 187,460 as of December 31, 2024).

c. Lubricants operation between Ipiranga and Chevron

The provisions of shareholder Chevron’s liability amount to R$ 62,292 (R$ 36,146 as of December 31, 2024), for which an indemnification asset was recorded, comprising R$ 195 as of September 30, 2025 (R$ 32,380 as of December 31, 2024) for tax claims, R$ 58,443 for civil claims (R$ 220 as of December 31 2024) and R$ 3,654 (R$ 3,545 as of December 31, 2024) for labor claims.

Additionally, due to a business combination, on December 1, 2017, a provision of R$ 198,900 was recorded relating to contingent liabilities and an indemnification asset in the same amount was recognized, with a current balance of R$ 88,512 as of September 30, 2025 (R$ 89,952 as of  December 31, 2024). The amounts of provisions and contingent liabilities related to the business combination and the liability of the shareholder Chevron will be reimbursed to subsidiary Iconic in the event of losses without the need to recognize an allowance for expected credit losses.

19. Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company.

On February 28, 2024, August 7, 2024, February 26, 2025 and August 13, 2025, the Board of Directors confirmed the issuance of 191,778, 35,235, 67,679 and 342,691, respectively, common shares within the authorized capital limit provided by article 6 of the Company’s Bylaws, due to the partial exercise of the rights conferred by the subscription warrants.

As set out in the association agreement between the Company and Extrafarma of January 31, 2014 and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 792,065 shares linked to the subscription warrants – indemnification were canceled and not issued. As of September 30, 2025, R$ 17,077 was recorded as financial expense (financial income of R$ 15,625 as of September 30, 2024) due to the update of subscription warrants, and 2,579,497 shares linked to subscription warrants – indemnification remain retained, which may be issued or canceled depending on whether the final decisions on the lawsuits will be favorable or unfavorable, being the maximum number of shares that can be issued in the future, totaling R$ 56,672 (R$ 47,745 as of December 31, 2024).

45

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

20. Equity

a. Share capital

As of September 30, 2025, the subscribed and paid-up capital consists of 1,115,849,873 common shares with no par value (1,115,439,503 as of December 31, 2024), and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

On February 26, 2025, the Board of Directors confirmed the issuance of 67,679 common shares within the authorized capital limit provided by art. 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company at the time of the merger of all Extrafarma shares into the Company, approved by the Company’s Extraordinary General Meeting held on January 31, 2014.

On April 16, 2025 the Ordinary General Meeting approved the increase in the Company's capital in the total amount of R$ 1,365,348, without the issuance of shares, through the incorporation into the share capital of part of the amounts recorded in the statutory reserve for investments.

On August 13, 2025, the Board of Directors confirmed the issuance of 342,691 common shares within the authorized capital limit provided by art. 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company at the time of the merger of all Extrafarma shares into the Company, approved by the Company’s Extraordinary General Meeting held on January 31, 2014.

The price of the Company-issued shares on B3 as of September 30, 2025 was R$ 21.97 (R$ 15.88 as of December 31, 2024).

As of September 30, 2025, there were 70,252,989 common shares outstanding abroad in the form of ADRs (65,757,889 shares as of December 31, 2024).

b. Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury (see Note 8.d). As of September 30, 2025, the balance of treasury shares granted with right of use was 18,200,012 common shares (14,083,439 as of December 31, 2024).

c. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Resolutions 2/20 and 77/22.

On November 28, 2024, the Company's Board of Directors approved a buyback program of shares issued by the Company, effective for twelve months starting on December 2, 2024 and limited to a maximum of 25,000,000 common shares, which was completed on July 29, 2025. In 2024, 8,900,000 shares were acquired at an average cost of R$ 16.74 per share and, in 2025, 16,100,000 shares were acquired at an average cost of R$ 16.58 per share.

As of September 30, 2025, the balance was R$ 826,914 (R$ 596,400 as of December 31, 2024) and 29,194,512 common shares (19,283,471 as of December 31, 2024) were held unrestricted in the Company's treasury, acquired at an average cost of R$ 17.45 per share.

09/30/2025
Balance of unrestricted shares held in treasury	29,194,512
Balance of treasury shares granted with right of use	18,200,012
Total balance of treasury shares as of September 30, 2025.	47,394,524

46

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

d. Capital reserve

The capital reserve reflects the gain or loss on the disposal of shares for concession of usufruct to executives of the Company's subsidiaries, when the plan is finalized, as mentioned in Note 8.d., because of the association with Extrafarma in 2014, the Company recognized an increase in the capital reserve in the amount of R$ 498,812, due to the difference between the value attributed to share capital and the market value of the Ultrapar shares on the date of issuance, less R$ 2,260 related to the costs for the issuance of these shares. Additionally, on February 28, 2024, August 7, 2024, February 26, 2025 and August 13, 2025, there was an increase in the reserve in the amounts of R$ 5,631, R$ 821, R$ 1,126 and R$ 6,737, respectively, due to the partial exercise of the subscription warrants – indemnification (see Note 19).

e. Approval of dividends

On February 26, 2025, the Board of Directors approved the distribution of dividends in the amount of R$ 493,301 (R$ 0.45 per share), paid on March 14, 2025, without remuneration or monetary variation. Of this amount, R$ 285,180 (R$0.26 per share) refer to minimum mandatory  dividends and R$ 208,121 (R$0.19 per share) to additional dividends to the minimum mandatory dividends. The distribution of dividends was ratified by the shareholders at the Ordinary and Extraordinary General Meeting on April 16, 2025.

On August 13, 2025, the Board of Directors approved the distribution of interim dividends in the amount of R$ 326,005 (R$ 0.30 per share), paid as from August 29, 2025, without remuneration or monetary variation.

21. Net revenue from sales and services (Consolidated)

	09/30/2025	09/30/2024
Sales revenue:
Merchandise	105,125,179	100,791,943
Services rendered and others	2,481,520	1,330,417
Electricity (1)	536,993	‐
Sales returns, rebates and discounts	(765,919)	(836,236)
Amortization of contract assets	(339,336)	(402,804)
	107,038,437	100,883,320
Taxes on sales	(2,620,277)	(2,785,799)
Net revenue	104,418,160	98,097,521

(1)	Refers to revenue from the sale of electricity of subsidiary Ultragaz Comercializadora, acquired by Ultragaz in 2024. For further information, see Note 27.c.

47

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

22. Costs, expenses and other operating results by nature

The Company presents its results by nature in the consolidated statement of income and details below its costs, expenses and other operating results by nature:

	Parent		Consolidated
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Raw materials and materials for use and consumption	‐	‐	(95,421,037)	(90,182,122)
Personnel expenses	(210,315)	(179,817)	(2,088,533)	(1,910,863)
Freight and storage	-	‐	(901,538)	(996,055)
Depreciation and amortization	(11,199)	(11,715)	(883,638)	(673,806)
Services provided by third parties	(66,491)	(55,285)	(531,881)	(532,272)
Purchase of electricity (a)	‐	‐	(451,094)	‐
Decarbonization obligation (b)	‐	‐	(307,123)	(441,813)
Amortization of right-of-use assets	(2,188)	(2,101)	(266,781)	(230,157)
Advertising and marketing	(1,807)	(1,472)	(138,914)	(153,867)
Other expenses and income, net (c)	30,214	7,792	345,541	(121,461)
Shared Services Center/Holding expenses	275,245	233,160	‐	‐
Total	13,459	(9,438)	(100,644,998)	(95,242,416)
Classified as:
Cost of products and services sold	‐	‐	(97,651,246)	(91,646,046)
Selling and marketing	‐	‐	(1,853,859)	(1,884,131)
General and administrative	(38,302)	(36,355)	(1,626,953)	(1,374,833)
Other operating income (expenses), net	51,761	26,917	487,060	(337,406)
Total	13,459	(9,438)	(100,644,998)	(95,242,416)

(a)	Refers to the purchase of electricity of subsidiary Ultragaz Comercializadora, acquired by Ultragaz in 2024. For further information, see Note 27.c.
(b)	Refers to the obligation established by the RenovaBio program to meet decarbonization targets for the gas and oil sector. The amounts are presented in Other operating income (expenses), net.
(c)	Include extemporaneous credits recognized in the period of R$ 672,572, see Note 7.

48

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

23. Financial result

	Parent		Consolidated
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Financial income:
Interest on financial investments	35,421	17,992	518,195	397,209
Interest from customers	‐	‐	118,597	125,068
Update of subscription warrants (see Note 19)	‐	15,625	‐	15,625
Selic interest on PIS/COFINS credits (a)	‐	3	543,825	43,032
Update of provisions and other income	5,063	14,671	14,085	80,654
	40,484	48,291	1,194,702	661,588
Financial expenses:
Interest on loans, financing and financial instruments	(1,149)	(911)	(1,651,355)	(927,726)
Interest on leases payable	(514)	(597)	(110,133)	(100,548)
Update of subscription warrants (see Note 19)	(17,077)	‐	(17,077)	‐
Bank charges, financial transactions tax, and other taxes	(443)	(12,627)	(112,919)	(105,905)
Foreign exchange variations, net of gain (loss) on derivative financial instruments	‐	1,624	149,976	(117,428)
Update of provisions and other expenses	(135)	(8,137)	(65,604)	(6,759)
	(19,318)	(20,648)	(1,807,112)	(1,258,366)
Total	21,166	27,643	(612,410)	(596,778)

(a)	Include the result of financial income arising from extemporaneous credits recognized in the period of R$ 480,318, see Note 7.

49

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

24. Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants, as mentioned in Notes 8.d and 19, respectively.

	07/01/2025 to 09/30/2025			01/01/2025 to 09/30/2025
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total	07/01/2024 to 09/30/2024	01/01/2024 to 09/30/2024
Basic earnings per share
Net income for the year of the Company	710,984	(1,796)	709,188	2,143,327	(12,929)	2,130,398	651,582	1,520,971
Weighted average number of shares outstanding (in thousands)	1,086,560	1,086,560	1,086,560	1,089,584	1,089,584	1,089,584	1,103,872	1,102,117
Basic earnings per share - R$	0.6543	(0.0017)	0.6527	1.9671	(0.0119)	1.9552	0.5903	1.3800

Diluted earnings per share

Net income for the year of the Company	710,984	(1,796)	709,188	2,143,327	(12,929)	2,130,398	651,582	1,520,971
Weighted average number of outstanding shares (in thousands), including dilution effects	1,107,587	1,107,587	1,107,587	1,109,329	1,109,329	1,109,329	1,119,907	1,117,011
Diluted earnings per share - R$	0.6419	(0.0016)	0.6403	1.9321	(0.0117)	1.9204	0.5818	1.3616

Weighted average number of shares (in thousands)
Weighted average number of shares for basic earnings per share	‐	‐	1,086,560	‐	‐	1,089,584	1,103,872	1,102,117
Dilution effect
Subscription warrants	‐	‐	2,808	‐	‐	2,895	3,040	3,065
Stock plan	‐	‐	18,219	‐	‐	16,850	12,995	11,829
Weighted average number of shares for diluted earnings per share	‐	‐	1,107,587	‐	‐	1,109,329	1,119,907	1,117,011

Earnings per share were adjusted retrospectively by the issuance of 3,266,694 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 19.

50

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

25. Segment information

The segments shown in these financial statements are strategic business units supplying different products and services. Intersegment sales are made considering the conditions negotiated between the parties.

The main segments are presented in the table below:

Segment	Main activities
Ultragaz

Distribution of liquefied petroleum gas (LPG) in the segments: bulk, comprising condominiums, trade, services, industries and agribusiness; and bottled, mainly comprising residential consumers. To expand the offer of energy solutions to its customers, the company also operates in the segments of renewable energy solutions and compressed natural gas.

Ipiranga

Distribution and sale of oil-related products, biofuels and similar products (gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants) to service stations that operate under the Ipiranga brand throughout Brazil and to major consumers and carrier-reseller-retailer (TRRs), as well as in the convenience stores and automotive services segments.

Ultracargo	Operates in specialized liquid bulk storage solutions in the main logistics centers of Brazil.
Hidrovias (1)	Operations in logistics solutions and waterway and multimodal infrastructure, in Brazil and abroad.

(1)	As of May 2025, through the acquisition of control according to Note 27.b, the Company began to report Hidrovias as a new operating segment.

a. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products and services to foreign customers, as disclosed below:

	09/30/2025	09/30/2024
Net revenue from sales and services:
Brazil	102,845,078	97,416,446
Europe	97,037	46,818
United States of America and Canada	577,326	352,865
Other Latin American countries	332,082	174,988
Oceania	411,900	-
Others	154,737	106,404
Total	104,418,160	98,097,521

51

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

b. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments is as follows.

09/30/2025
Profit or loss	Ipiranga	Ultragaz	Ultracargo	Hidrovias (3)	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	93,504,952	9,199,000	759,872	1,076,056	6,824	104,546,704	(128,544)	104,418,160
Transactions with third parties	93,504,816	9,198,054	638,403	1,076,056	831	104,418,160	‐	104,418,160
Intersegment transactions	136	946	121,469	‐	5,993	128,544	(128,544)	‐
Cost of products and services sold	(89,448,697)	(7,406,541)	(323,055)	(596,231)	‐	(97,774,524)	123,278	(97,651,246)
Gross profit	4,056,255	1,792,459	436,817	479,825	6,824	6,772,180	(5,266)	6,766,914
Operating income (expenses)
Selling and marketing	(1,378,941)	(474,243)	(6,463)	332	‐	(1,859,315)	5,456	(1,853,859)
General and administrative	(847,098)	(305,925)	(121,920)	(153,490)	(202,569)	(1,631,002)	4,049	(1,626,953)
Gain (loss) on disposal of assets	46,720	(16,560)	39	3,799	7	34,005	‐	34,005
Other operating income (expenses), net	405,912	21,140	10,042	(380)	50,346	487,060	‐	487,060
Operating income (loss)	2,282,848	1,016,871	318,515	330,086	(145,392)	3,802,928	4,239	3,807,167
Share of profit (loss) of subsidiaries, joint ventures and associates	(15,765)	1,351	2,480	(67,161)	(36,631)	(115,726)	‐	(115,726)
Amortization of fair value adjustments on associates acquisition	‐	‐	(1,208)	‐	‐	(1,208)	‐	(1,208)
Gain on acquisition of control of associate	‐	‐	‐	91,105	‐	91,105	‐	91,105
Total share of profit (loss) of subsidiaries, joint ventures and associates	(15,765)	1,351	1,272	23,944	(36,631)	(25,829)	‐	(25,829)
Income (loss) before financial result and income and social contribution taxes	2,267,083	1,018,222	319,787	354,030	(182,023)	3,777,099	4,239	3,781,338
Depreciation and amortization (a)	347,698	247,209	95,708	170,237	13,592	874,444	(4,429)	870,015
Amortization of contractual assets with customers - exclusivity rights	339,335	1	‐	‐	‐	339,336	‐	339,336
Amortization of right-of-use assets	161,203	57,528	24,427	21,437	2,186	266,781	‐	266,781
Amortization of fair value adjustments on associates acquisition	‐	‐	1,208	‐	‐	1,208	‐	1,208
Total depreciation and amortization	848,236	304,738	121,343	191,674	15,778	1,481,769	(4,429)	1,477,340

(a)	The amount is net of PIS and COFINS on depreciation in the amount of R$ 13,623.
(1)	Includes in the line “General and administrative and Revenue from sale of goods” the amount of R$ 158,844 in 2025 (R$ 123,048 in 2024) of expenses related to Ultrapar's holding structure.
(2)	The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos and share of profit (loss) of joint venture RPR and subsidiary Hidrovias.
(3)	The “Hidrovias” segment is composed of Hidrovias (HBSA3) and its parent company Ultra Logística, direct subsidiary of Ultrapar, and therefore, the reported numbers may contain differences with the numbers reported by Hidrovias (HBSA3).

52

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

09/30/2024
Profit or loss	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	89,239,239	8,220,852	792,730	7,051	98,259,872	(162,351)	98,097,521
Transactions with third parties	89,177,796	8,220,008	638,927	5,925	98,042,656	‐	98,042,656
Intersegment transactions	61,443	844	153,803	1,126	217,216	(162,351)	54,865
Cost of products and services sold	(84,941,712)	(6,574,638)	(284,811)	‐	(91,801,161)	155,115	(91,646,046)
Gross profit	4,297,527	1,646,214	507,919	7,051	6,458,711	(7,236)	6,451,475
Operating income (expenses)
Selling and marketing	(1,447,715)	(430,650)	(8,356)	(11)	(1,886,732)	2,601	(1,884,131)
General and administrative	(842,272)	(249,141)	(127,150)	(165,336)	(1,383,899)	9,066	(1,374,833)
Gain (loss) on disposal of assets	104,266	1,061	(36)	70	105,361	‐	105,361
Other operating income (expenses), net	(398,235)	37,252	11,366	12,211	(337,406)	‐	(337,406)
Operating income (loss)	1,713,571	1,004,736	383,743	(146,015)	2,956,035	4,431	2,960,466
Share of profit (loss) of subsidiaries, joint ventures and associates	(5,384)	572	2,420	(4,578)	(6,970)	‐	(6,970)
Amortization of fair value adjustments on associates acquisition	‐	‐	(2,089)	‐	(2,089)	‐	(2,089)
Total share of profit (loss) of subsidiaries, joint ventures and associates	(5,384)	572	331	(4,578)	(9,059)	‐	(9,059)
Income (loss) before financial result and income and social contribution taxes	1,708,187	1,005,308	384,074	(150,593)	2,946,976	4,431	2,951,407
Depreciation and amortization (a)	335,703	209,152	89,625	14,106	648,586	(4,431)	644,155
Amortization of contractual assets with customers - exclusivity rights	401,808	996	‐	‐	402,804	‐	402,804
Amortization of right-of-use assets	158,042	47,590	22,397	2,128	230,157	‐	230,157
Amortization of fair value adjustments on associates acquisition	‐	‐	2,090	‐	2,090	‐	2,090
Total depreciation and amortization	895,553	257,738	114,112	16,234	1,283,637	(4,431)	1,279,206

(a)	The amount is net of PIS and COFINS on depreciation in the amount of R$ 29,652.

53

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

c. Assets by segment

09/30/2025
Assets	Ipiranga	Ultragaz	Ultracargo	Hidrovias (1)	Others (2)	Subtotal Segments	Discontinued operations	Total
Investments	124,844	4,900	238,483	25,414	3,343	396,984	108,667	505,651
Property, plant and equipment	3,324,011	1,601,097	2,503,352	4,646,060	130,416	12,204,936	(375,992)	11,828,944
Intangible assets	1,113,278	325,185	286,201	1,405,829	271,708	3,402,201	(162,836)	3,239,365
Right-of-use assets	837,932	178,686	617,686	286,217	6,523	1,927,044	‐	1,927,044
Other current and non-current assets	19,759,353	2,387,398	398,712	2,358,480	2,729,562	27,633,505	(278,925)	27,354,580
Assets held for sale	‐	‐	‐	‐	‐	‐	709,086	709,086
Total assets (excluding intersegment transactions)	25,159,418	4,497,266	4,044,434	8,722,000	3,141,552	45,564,670	‐	45,564,670

12/31/2024
Assets	Ipiranga	Ultragaz	Ultracargo	Others (2)	Total	Subtotal Segments
Investments	146,450	1,042	216,134	1,785,007	2,148,633	2,148,633
Property, plant and equipment	3,282,469	1,566,376	2,157,663	129,458	7,135,966	7,135,966
Intangible assets	1,017,405	333,652	283,598	273,675	1,908,330	1,908,330
Right-of-use assets	911,783	152,024	599,853	7,664	1,671,324	1,671,324
Other current and non-current assets	20,944,583	2,156,708	393,368	3,199,162	26,693,821	26,693,821
Total assets (excluding intersegment transactions)	26,302,690	4,209,802	3,650,616	5,394,966	39,558,074	39,558,074

(1)	The “Hidrovias” column is composed of Hidrovias and its parent company Ultra Logística, a direct subsidiary of Ultrapar, which is not part of Hidrovias segment, and therefore, the reported numbers may contain differences with the numbers reported by Hidrovias.
(2)	The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos and share of profit (loss) of joint venture RPR.

54

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

26. Financial instruments (Consolidated)

Classes and categories of financial instruments and their fair values

The balances of financial instrument assets and liabilities and the measurement criteria are presented in accordance with the following categories:

(a)	Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;
(b)	Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
(c)	Level 3 - inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

		Level	Carrying value		Carrying value	Fair value
September 30, 2025	Note		Measured at fair value through profit or loss	Measured at amortized cost	Total
Financial assets:
Cash and cash equivalents
Cash and banks	4.a		‐	810,262	810,262	810,262
Securities and funds in local currency	4.a		‐	1,007,837	1,007,837	1,007,837
Securities and funds in foreign currency	4.a		‐	715,951	715,951	715,951
Financial investments
Securities and funds in local currency	4.b	Level 2	1,486,281	‐	1,486,281	1,486,281
Securities and funds in foreign currency	4.b		‐	2,612,573	2,612,573	2,612,573
Derivative financial instruments			‐	‐	‐	‐
Financial	26.f	Level 2	735,273	‐	735,273	735,273
Operational	26.f	Level 2	100,857	‐	100,857	100,857
Energy trading futures contracts	26.h	Level 2	659,889	‐	659,889	659,889
Trade receivables	5.a		‐	4,104,359	4,104,359	4,104,359
Reseller financing	5.a		‐	1,411,089	1,411,089	1,411,089
Related parties	8		‐	91,394	91,394	91,394
Other receivables and other assets			‐	532,972	532,972	532,972

Total			2,982,300	11,286,437	14,268,737	14,268,737

Financial liabilities:
Financing and debentures	15.a	Level 2	7,102,080	9,683,360	16,785,440	16,713,321
Derivative financial instruments			‐	‐	‐	‐
Financial	26.f	Level 2	544,700	‐	544,700	544,700
Operational	26.f	Level 2	37,289	‐	37,289	37,289
Energy trading futures contracts	26.h	Level 2	345,088	‐	345,088	345,088
Trade payables	16.a		‐	3,413,134	3,413,134	3,413,134
Subscription warrants – indemnification	19	Level 1	56,672	‐	56,672	56,672
Financial liabilities of customers			‐	96,608	96,608	96,608
Contingent consideration			‐	19,606	19,606	19,606
Related parties	8		‐	2,875	2,875	2,875
Other payables			‐	761,733	761,733	761,733
Total			8,085,829	13,977,316	22,063,145	21,991,026

55

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

		Level	Carrying value		Carrying value	Fair value
December 31, 2024	Note		Measured at fair value through profit or loss	Measured at amortized cost	Total
Financial assets:
Cash and cash equivalents
Cash and banks	4.a		‐	405,840	405,840	405,840
Securities and funds in local currency	4.a		‐	1,286,152	1,286,152	1,286,152
Securities and funds in foreign currency	4.a		‐	379,601	379,601	379,601
Financial investments			‐	‐	‐	‐
Securities and funds in local currency	4.b	Level 2	2,271,979	‐	2,271,979	2,271,979
Securities and funds in foreign currency	4.b		‐	2,854,126	2,854,126	2,854,126
Derivative financial instruments			‐	‐	‐	‐
Financial	26.f	Level 2	825,783	‐	825,783	825,783
Operational	26.f	Level 2	8,203	‐	8,203	8,203
Energy trading futures contracts	26.h	Level 2	404,695	‐	404,695	404,695
Trade receivables	5.a		‐	3,913,004	3,913,004	3,913,004
Reseller financing	5.a		‐	1,404,883	1,404,883	1,404,883
Related parties	8		‐	416	416	416
Other receivables and other assets	-		‐	386,853	386,853	386,853
Total			3,510,660	10,630,875	14,141,535	14,141,535

Financial liabilities:
Financing and debentures	15.a	Level 2	5,553,796	8,306,714	13,860,510	13,600,251
Derivative financial instruments			‐	‐	‐	‐
Financial	26.f	Level 2	419,842	‐	419,842	419,842
Operational	26.f	Level 2	21,758	‐	21,758	21,758
Energy trading futures contracts	26.h	Level 2	114,776	‐	114,776	114,776
Trade payables	16.a	-	-	3,518,385	3,518,385	3,518,385
Trade payables - reverse factoring	16.b	-	‐	1,014,504	1,014,504	1,014,504
Subscription warrants – indemnification	19	Level 1	47,745	‐	47,745	47,745
Financial liabilities of customers	-	-	‐	180,225	180,225	180,225
Contingent consideration	28.a	-	42,186	52,988	95,174	95,174
Other payables	-	-	‐	171,520	171,520	171,520
Total			6,200,103	13,244,336	19,444,439	19,184,180

56

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

The fair value of financial instruments measured at Level 2 is described below:

Securities and funds in local currency: Estimated at the fund unit value as of the date of the financial statements, which corresponds to their fair value.

Derivative instruments: Estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on the closing date.

Energy trading futures contracts: The fair value considers: (i) the prices established in recent purchases and sales; and (ii) the market price projected in the availability period. Whenever the fair value at initial recognition differs from the transaction price for these contracts, a gain or loss is recognized.

Financing and debentures: Estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on the closing date. The fair value calculation of notes in the foreign market used the quoted price in the market.

Financial risk management

The Company and its subsidiaries are exposed to strategic/operational risks and economic/financial risks. Operational/strategic risks (including demand behavior, competition, technological innovation, and material changes in the industry) are addressed by the Company’s management model.

Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as commodities prices, exchange and interest rates, as well as the characteristics of the financial instruments used and their counterparties. These risks are managed through specific strategies and control policies.

The Company has a financial risk policy approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit.

The Financial Risk Committee is responsible for monitoring the compliance with the Policy and deciding on any cases of non-compliance. The Audit and Risk Committee (“CAR”) advises the Board of Directors in the efficiency of controls and in the review of the Risk Management Policy. The Risk, Integrity and Audit Director monitors the compliance with the Policy and reports to CAR and the Board of Directors the exposure to the risks and any cases of non-compliance with the Policy.

57

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

The Company and its subsidiaries are exposed to the following risks, which are mitigated and managed using specific financial instruments:

Risks	Exposure origin	Management
Market risk - exchange rate	Possibility of losses resulting from exposures to exchange rates other than the functional presentation currency, which may be of a financial or operational origin.	Seek exchange rate neutrality, using hedging instruments if applicable.
Market risk - interest rate	Possibility of losses resulting from the contracting of fixed-rate financial assets or liabilities.	Maintain most of the net financial exposure indexed to floating rates, linked to the basic interest rate.
Market risk - commodity prices	Possibility of losses resulting from changes in the prices of the main raw materials or products sold by the Company and their effects on profit or loss, statement of financial position and cash flow.	Hedging instruments, if applicable.
Credit risk	Possibility of losses associated with the counterparty's failure to comply with financial obligations due to insolvency issues or deterioration in risk classification.	Diversification and monitoring of counterparty’s solvency and liquidity indicators.
Liquidity risk	Possibility of inability to honor obligations, including guarantees, and incurring losses.	For cash management: financial investments liquidity. For debt management: seek the combination of better terms and costs, by monitoring the ratio of average debt term to financial leverage.

a. Market risk - exchange and interest rates

Currency risk management is guided by neutrality of currency exposures and considers the risks associated to changes in exchange rates. The Company considers as its main exposure the assets and liabilities in foreign currency.

The Company and its subsidiaries use foreign exchange hedging instruments to protect their assets, liabilities, receipts, disbursements and investments in foreign currencies. These instruments aim to reduce the effects of foreign exchange variations, within the exposure limits of its Policy.

As to the interest rate risk, the Company and its subsidiaries raise and invest funds mainly linked to the DI. The Company seeks to maintain most of its financial assets and liabilities with floating interest rates, adopting instruments that hedge against the risk of changes in interest rates.

58

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

The assets and liabilities exposed to foreign currency, translated to Reais, and/or exposed to floating interest rates are shown below:

			Exchange rate			Interest rate
	Note	Currency	09/30/2025	12/31/2024	Currency	09/30/2025	12/31/2024
Assets
Cash, cash equivalents, and financial investments	4.a	USD	3,837,398	3,428,520	DI	2,494,118	3,558,131
Trade receivables, net of allowance for expected credit losses	5.a	USD	155,063	27,393	-	‐	‐
Imports in progress	6	BRL/ USD	-	93,821	DI	‐	‐
Other assets in foreign currency	-	USD	107,184	21,028	-	‐	‐
			4,099,645	3,570,762		2,494,118	3,558,131
Liabilities
Loans, financing and debentures (1)	15.a	USD/ EUR/ JPY	(7,134,218)	(6,681,657)	DI	(4,547,278)	(3,515,010)
Loans – FINEP	15.a		‐	‐	TJLP	(28,297)	(679)
Payables arising from imports	16.a	USD	(1,142,031)	(936,140)	-	‐	‐
Other liabilities in foreign currency	-	USD	(3,011)	(41,298)	‐	‐	‐
			(8,279,260)	(7,659,095)	‐	(4,575,575)	(3,515,689)
Derivative instruments	26.f	USD / EUR / JPY	4,499,893	3,470,855	DI	(8,566,380)	(6,380,131)
			320,278	(617,478)	‐	(10,647,837)	(6,337,689)
Net liability position - equity			189,046	‐	‐	‐	‐
Net liability position - profit or loss			131,232	(617,478)	‐	(10,647,837)	(6,337,689)

(1)	Gross transaction costs of R$ 25,819 (R$ 7,807 as of December 31, 2024) and discount on notes in the foreign market of R$ 4,114 (R$ 5,246 as of December 31, 2024).

Sensitivity analysis with devaluation of the Real and interest rate increase

	Exchange rate - Real devaluation (i)	Interest rate increase (ii)

Effect on profit or loss	5,012	(59,628)
Effect on equity	7,248	‐
Total	12,260	(59,628)

(i)	The average U.S. dollar rate of R$ 5.5256 was used for the sensitivity analysis, based on future market curves as of September 30, 2025 on the net position of the Company exposed to the currency risk, simulating the effects of devaluation of the Real on profit or loss. The closing rate considered was R$ 5.3186. The table above shows the effects of the exchange rate changes on the net asset position of R$ 320,278 (or US$ 60,218 using the closing rate) in foreign currency as of September 30, 2025.
(ii)	For the probable scenario presented, the Company used as a base scenario the market curves affected by the Interbank Deposit (DI) rate and the Long-Term Interest Rate (TJLP). The sensitivity analysis shows the incremental expenses and income that would be recognized in financial result, if the market curves of floating interest at the base date were applied to the average balances of the current year. The annual base rate used was 14.90% and the sensitivity rate was 14.34% according to reference rates made available by B3.

59

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

b. Market risk - commodity prices

The Company and its subsidiaries are exposed to commodity price risk, mainly in relation to diesel and gasoline, affected by macroeconomic and geopolitical factors.

The foreign exchange derivative instruments and commodities designated as fair value hedge are concentrated in subsidiary IPP. The objective is to convert the cost of the imported product from fixed to variable until fuel blending, aligning it to the sales price. IPP uses over-the-counter derivatives for this hedge operation, aligning them with the value of the inventories of imported product.

To mitigate this risk, the Company continuously monitors the market and uses hedge operations with derivative contracts, traded on the stock exchange and the over-the-counter market.

Derivative	Fair value (R$ thousand)		Possible scenario (∆ of 10% - R$ thousand)
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Commodity forward	(16,366)	(7,707)	(69,496)	(12,430)

(1)	The table above shows the positions of derivative financial instruments to hedge commodity price risk as of September 30, 2025 and December 31, 2024, in addition to a sensitivity analysis considering a valuation of 10% of the closing price for each year. For further information, see Note 26.f.

c. Credit risk

Credit risk is related to the possibility of non-compliance with a commitment by a counterparty in a transaction. Credit risk is managed strategically and arises from cash equivalents, financial investments, derivative financial instruments and trade receivables, among others.

c.1 Financial institutions and government

The credit risk of financial institutions and governments related to cash and cash equivalents, financial investments and derivative financial instruments as of September 30, 2025, by counterparty rating, is summarized below:

	Fair value
Counterparty credit rating	09/30/2025	12/31/2024
AAA	7,158,014	7,557,385
AA	246,289	305,686
A	10,810	3,668
Others	53,921	162,338
Total	7,469,034	8,029,077

c.2 Trade receivables

Credit granting is managed in subsidiaries based on policies and criteria specific to each business segment. The process includes credit analysis, the establishment of limits and required guarantees, with approval at predefined approval levels.

The subsidiaries manage credit throughout the customer’s life cycle, with specific processes for monitoring credit risk and renegotiating or executing credit, as applicable.

For further information on the allowance for expected credit losses, see Note 5.b.

60

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

d. Liquidity risk

Liquidity risk is the possibility of the Company facing difficulties to comply with its financial obligations, which must be settled with payments or other financial assets.

The main sources of liquidity of the Company and its subsidiaries arise from:

(i)	cash and financial investments;
(ii)	cash flow generated by its operations; and
(iii)	loans.

The Company and its subsidiaries have sufficient working capital and sources of financing to meet their current needs. As of September 30, 2025, the Company and its subsidiaries had R$ 4,023,674 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities and leases payable as of September 30, 2025 by the Company and its subsidiaries, listed by maturity. The amounts presented are the contractual undiscounted cash flows, and may differ from the amounts disclosed in the statement of financial position:

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Loans, including future contractual interest (1) (2)	3,376,640	11,154,241	3,854,893	3,904,675	22,290,449
Derivative instruments (3)	956,061	686,530	242,771	40,521	1,925,883
Trade payables	3,413,134	‐	‐	‐	3,413,134
Leases payable	453,252	584,459	378,732	1,240,494	2,656,937
Financial liabilities of customers	77,980	62,001	‐	‐	139,981
Other payables	147,594	7,851	‐	‐	155,445
	8,424,661	12,495,082	4,476,396	5,185,690	30,581,829

(1)	The interest on loans was estimated based on the US dollar, Euro at closing and on the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 ad BACEN as of September 30, 2025.
(2)	Includes estimated interest on short-term and long-term loans until the contractually foreseen payment date.
(3)	The derivative instruments were estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of September 30, 2025. In the table above, only the derivative instruments with negative results at the time of settlement were considered.

e. Capital management

The Company manages and optimizes its capital structure based on indicators to ensure business continuity while maximizing return to its shareholders.

Capital structure is comprised of net debt (loans, financing and debentures (Note 15) and leases payable (Note 12.b), after deduction of cash, cash equivalents and financial investments (Note 4), and the “financial” derivative financial instruments, assets and liabilities, according to Note 26 Classes and categories of financial instruments and their fair values, and equity.

61

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

The Company may change its capital structure according to economic and financial conditions. Moreover, the Company also seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Annually, the Company and its subsidiaries revise their capital structure, evaluating the cost of capital and the risks associated with each class of capital including the leverage ratio analysis, which is determined as the ratio between net debt and equity.

The leverage ratio at the end of the period/year is as follows:

	Consolidated
	09/30/2025	12/31/2024
Gross debt and lease payable (a)	18,493,316	15,345,662
Cash, cash equivalents, and short-term investments (b)	6,632,904	7,197,699
Financial instruments (c)	190,573	405,941
Net debt = (a) - (b) - (c)	11,669,839	7,742,022
Equity	18,666,586	15,823,444
Net debt-to-equity ratio	62.52%	48.93%

f. Selection and use of derivative financial instruments

In selecting derivative instruments, the Company considers the estimated rates of return, risks, liquidity, calculation methodology for the carrying and fair values, and the applicable documentation.

Derivative financial instruments are used to hedge identified risks, at amounts that do not exceed 100% of the identified risk. Derivatives are referred to as "derivative instruments" to reflect their restricted function of hedging identified risks.

62

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

The table below summarizes the gross balance of the position of derivative instruments contracted as well as of the gains (losses) that affect the equity and the statement of income of the Company and its subsidiaries:

Derivatives designated as hedge accounting
Product	Contracted rates		Maturity	Notional amount (2)	Fair value as of 09/30/2025		Gains (losses) as of 09/30/2025
	Assets	Liabilities		09/30/2025	Assets	Liabilities	Profit or loss	Fair value adjustment of debt - R$
Foreign exchange swap (1)	USD + 4.7%	102.9% DI	Mar/27	USD 198,760	1,511	(114,354)	(229,211)	(7,567)
Foreign exchange swap (1)	EUR + 3.0%	104.0% DI	Feb/37	EUR 77,535	‐	(36,265)	(67,273)	1,139
Foreign exchange swap (1)	JPY + 1.5%	109.4% DI	-	‐	‐	‐	(30,066)	(323)
Foreign exchange swap (1)	SOFR + 0.9%	102.9% DI	Feb/26	USD 100,000	‐	(53,124)	(76,980)	(1,080)
Interest rate swap (1)	IPCA + 5.3%	102.5% DI	Jun/34	BRL 3,125,355	383,527	(9,595)	51,893	(95,175)
Interest rate swap (1)	IPCA + 3.0%	69.9% DI	Nov/41	BRL 358,871	‐	(16,728)	(15,202)	47,700
Interest rate swap (1)	12.8%	104.7% DI	Apr/40	BRL 1,048,881	1,401	(24,958)	19,067	(39,530)
Commodity forward (1)	BRL	Heating Oil/ RBOB	Nov/26	USD 178,725	13,860	(21,710)	(3,188)	‐
NDF (1)	BRL	USD	Dec/25	USD 363,895	3,464	(3,179)	19,232	‐
				Total - designated	403,763	(279,913)	(331,728)	(94,836)
Derivatives not designated as hedge accounting

Foreign exchange swap	USD + 0.0%	52.5% CDI	Jun/29	USD 300,000	345,370	‐	(199,572)	‐
Foreign exchange swap	USD + 5.0%	CDI + 1.6%	Feb/31	USD 50,000	‐	(12,164)	(80,348)	‐
NDF	USD	BRL	Oct/25	USD 130,728	85,641	(5,707)	(33,274)	‐
Commodity forward	BRL	Heating Oil/ RBOB	Feb/26	USD 1,257	1,356	(9,872)	13,059	‐
Interest rate swap	USD + 5.3%	CDI - 1.4%	Jun/29	USD 300,000	‐	(274,333)	(10,720)	‐
				Total - not designated	432,367	(302,076)	(310,855)	‐
				Total	836,130	(581,989)	(642,583)	(94,836)

				Current	180,981	(205,539)	-	-
				Non-current	655,149	(376,450)	-	-

(1)	Derivative financial instruments designated for fair value hedge accounting (see Note 26.g.1).
(2)	Currency as indicated.

63

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

Derivatives designated as hedge accounting
Product	Contracted rates		Maturity	Notional amount (3)	Fair value as of 12/31/2024		Gains (losses) as of 09/30/2024
	Assets	Liabilities		12/31/2024	Assets	Liabilities	Profit or loss	Fair value adjustment of debt - R$
Foreign exchange swap (1)	USD + 5.5%	109.9% DI	Sept/25	USD 206,067	76,649	(3,808)	107,921	5,941
Foreign exchange swap (1)	EUR + 5.2%	109.4% DI	Mar/25	EUR 115,518	76,123	‐	50,542	(1,308)
Foreign exchange swap (1)	JPY + 1.5%	109.4% DI	Mar/25	JPY 12,564,393	-	(45,826)	48,576	336
Interest rate swap (1)	SOFR + 1.3%	112.5% DI	Sept/25	USD 4,535	2,114	-	(445)	(209)
Interest rate swap (1)	5.1%	104.0% DI	Jun/32	BRL 2,660,000	189,155	‐	(166,318)	166,941
Interest rate swap (1)	IPCA + 2.8%	69.5% DI	Nov/41	BRL 151,465	-	(3,321)	-	-
Interest rate swap (1)	10.5%	103.6% DI	Jul/27	BRL 525,791	‐	(53,638)	(33,845)	29,757
Commodity forward (1)	BRL	Heating Oil/ RBOB	Dec/24	USD 5,753	3,104	(11,869)	(17,086)	‐
NDF (1)	BRL	USD	Dec/24	USD 6,853	729	(6,022)	(33,034)	‐
				Total - designated	347,874	(124,484)	(43,689)	201,458
Derivatives not designated as hedge accounting
Foreign exchange swap	USD + 0.0%	52.5% CDI	Jun/29	USD 300,000	465,032	‐	142,658	‐
NDF	USD	BRL	Sept/24	USD 15,425	13,546	(6,501)	42,881	‐
Commodity forward	BRL	Heating Oil/ RBOB	Feb/25	USD 2,422	4,926	(3,867)	38,896	‐
Interest rate swap	USD + 5.2%	CDI - 1.4%	Jun/29	USD 300,000	‐	(306,748)	(84,475)	‐
				Total - not designated	483,504	(317,116)	139,960	‐
				Total	831,378	(441,600)	96,271	201,458

				Current	246,084	(74,087)	-	-
				Non-current	585,294	(367,513)	-	-

(1)	Derivative financial instruments designated for fair value hedge accounting (see Note 26.g.1).
(2)	Currency as indicated.

64

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

g. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

The hedged items and the hedging instruments have a high correspondence, since the contracted instruments have characteristics equivalent to the transactions considered as the hedged item. The Company and its subsidiaries designated a hedge ratio for transactions designated as hedge accounting, since the underlying risks of the hedging instruments correspond to the risks of the hedged items.

The Company and its subsidiaries discontinue the hedge accounting when the hedging instrument is settled, the hedged item ceases to exist or the hedge no longer meets the requirements for hedge accounting due to the absence of an economic relationship between the hedged item and the hedging instrument.

g.1 Fair value hedge

The Company and its subsidiaries use derivative financial instruments such as fair value hedge to mitigate the risk of variations in interest and exchange rates, which affect the amount of contracted debts. As of September 30, 2025, no material ineffectiveness was identified in fair value hedge operations.

g.2 Cash flow hedge

The subsidiary Hidrovias Cabotagem adopts cash flow hedge to protect part of its future revenues in dollars, linked to a long-term contract, using the principal of the debt in foreign currency contracted from BNDES as a hedging instrument.

Exchange rate variations are recognized on a monthly basis in other comprehensive income and reclassified to statement on income as the hedged revenues are recognized.

The effectiveness of the hedge is monitored according to the offsetting variations between the instrument and the hedged item.

From 2025 onwards, subsidiary Hidrovias began to present the effects of Cabotagem as Discontinued Operation, see Note 28.

h. Financial instruments (energy trading futures contracts)

The Company’s subsidiaries operate in the Free Contracting Environment (ACL) and have entered into bilateral energy purchase and sale contracts with different market players. Accordingly, they assume short and long-term commitments. As a result of mismatched operations, they assume energy surplus or deficit positions, which are measured at a future market price curve (forward curve). Therefore, the Company designates these contracts as financial instruments, according to IFRS 9/CPC 48, at the beginning of the contract, to include the recording of the correct exposure to the risk of future purchase and sale transactions of bilateral contracts.

Sensitivity analysis – level 2 hierarchy

	Valuation technique	Fair value of energy contracts	Sensitivity of inputs to fair value (a)
Financial assets	Discounted cash flow method	659,889	+10%	815,162
			-10%	505,405

Financial liabilities		345,088	+10%	535,173
			-10%	189,707

(a)	This 10% variation scenario represents a fluctuation considered reasonable by the Company, based on the history of negotiations concluded under similar market conditions.

65

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

27. Acquisition of Interest and Control

a. Acquisition of service stations from Pão de Açúcar Group by subsidiary Millennium

On June 10, 2024, through its subsidiary Centro de Conveniências Millenium Ltda., the Company signed a contract for the acquisition of 49 service stations from Pão de Açúcar Group, located in the state of São Paulo, for R$ 130,000 plus working capital adjustments. CADE approved the transaction on July 22, 2024. On August 13, 2024, R$ 90,000 was paid as an advance.

During the period ended September 30, 2025, the acquisition of 11 out of 49 service stations was completed for a total amount of R$ 25,583, of which R$ 16,518 had previously been paid as an advance.

b. Hidrovias do Brasil S.A.

In 2023, the Company began the process of acquiring an interest in Hidrovias do Brasil S.A. (“Hidrovias”), through the purchase of a 4.99% direct interest and a 4.99% indirect interest, through Total Return Swaps (“TRS”), recognized as financial asset and measured at fair value in accordance with IFRS 9/CPC 48. On March 18, 2024, the Company contributed its direct interest to its subsidiary Ultra Logística Ltda. and settled the TRS. From this date, all transactions have been carried out through subsidiary Ultra Logística Ltda.

On May 7, 2024, subsidiary Ultra Logística completed the purchase of 128,369,488 shares from Hidrovias, which represented 16.88% of its share capital, at a cost of R$ 3.98/share. Also in May 2024, when obtaining sufficient evidence demonstrating its power to exert significant influence on decisions regarding Hidrovias' financial and operational policies, subsidiary Ultra Logística began to recognize its interest in Hidrovias as an investment in an associate with significant influence, in accordance with IAS 28/CPC 18.

Subsequently, throughout the first quarter of 2025, subsidiary Ultra Logística acquired additional shares of Hidrovias through trading on the Stock Exchange (“B3”) in the amount of R$ 7,373. With these acquisitions, Ultra Logística's interest in Hidrovias reached 42.26% of the share capital.

In the second quarter of 2025, Ultra Logística acquired a total of 99,790,131 shares of Hidrovias for R$159,171. Of this amount, 17,103,100 refer to common shares (HBSA3), in the amount of R$ 43,206, and 82,687,031 correspond to subscription rights (HBSA1 and HBSA9), in the amount of R$ 115,965, all linked to the capital increase in Hidrovias.

The acquisition of control occurred in May 2025, with the approval of the capital increase in Hidrovias. On that occasion, the share capital of Hidrovias was increased by R$ 1,200,000 with the issuance of 600,000,000 shares, rising from R$ 1,359,469 (760,382,643 shares) to R$ 2,559,469 (1,360,382,643 shares). Therefore, with the conversion of subscription rights (HBSA1 and HBSA9) into common shares (HBSA3), Ultra Logística now holds 682,252,831 common shares, representing 50.15% of the total share capital of Hidrovias, thus consolidating the acquisition of corporate control.

The Company, based on applicable accounting standards and with the support of a company specialized in valuations, carried out, in the same month the control was acquired, the provisional allocation of the purchase price (“Purchase Price Allocation” – PPA), with the identification of assets acquired and liabilities assumed measured at fair value and the recognition of the accounting goodwill. Additionally, the Company does not expect the tax amortization of revaluation of assets and liabilities remeasured at fair value.  Therefore, the deferred income tax liability is recognized on the provisional capital gains and losses recorded. The allocation was considered provisional due to the ongoing analyses necessary to conclude the measurement of fair value of the identifiable assets and liabilities acquired. The Company predicts to conclude the process and perform the final allocation until the closing of the financial year 2025.

66

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

The table below summarizes the consolidated balances of assets acquired and liabilities assumed at the acquisition date recognized at fair value, reflecting the purchase price allocations and provisional goodwill determination:

Assets
Cash and cash equivalents	1,155,510
Bonds and other securities	1,171
Trade receivables	119,082
Inventories	168,889
Recoverable taxes	198,360
Prepaid expenses	65,607
Related parties	5,825
Other receivables	137,093
Assets of subsidiaries held for sale	736,540
Escrow deposits	67,375
Deferred tax assets	74,730
Other investments	121,710
Property, plant and equipment, net	4,419,200
Intangible assets, net	912,191
Right-of-use asset, net	331,202
Derivative instruments	6,270
Liabilities
Loans and financing	3,331,412
Trade payables	104,490
Salaries and related charges	46,246
Taxes payable, income and social contribution taxes payable	126,869
Deferred tax liabilities	561,393
Legal claims	95,428
Advances from customers	7,365
Leases payable	286,778
Other payables	119,491
Liabilities of subsidiaries held for sale	500,708
Derivative instruments	52,643

67

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

Goodwill based on expected future profitability	360,436
Non-controlling interests(1)	1,639,034
Assets and liabilities consolidated in the opening balance	2,009,334
Assets acquired	4,273,159
Liabilities assumed	(2,624,261)
Goodwill based on expected future profitability	360,436
Final investment in 50.15% interest	2,009,334
Reversal of the non-cash effect of the acquisition
Gain on acquisition of control of associate	(113,655)
Share of profit (loss) of subsidiaries, joint ventures and associates before acquisition of control	148,518
Acquisition value - cash	2,044,197
Cash and cash equivalents acquired	(1,155,510)
Net cash from transaction	888,687

(1)	The non-controlling interest is determined based on the net value of assets and liabilities on the acquisition date, considering the proportion of 49.85%.

The gain in the acquisition of control of an associate results from the change in its corporate classification, from associate to subsidiary, after a series of acquisitions in stages with the objective of acquiring control. Until then, the investment was accounted for under the equity method, in accordance with CPC 18 (R2) / IAS 28. With the acquisition of control, assets, liabilities, revenues and expenses are fully consolidated, in accordance with CPC 36 (R3) / IFRS 10. In line with the provisions of CPC 15 (R1) / IFRS 3, the previously held interest was measured at fair value on the acquisition date, and the effects of this revaluation were recognized in the investment goodwill, as required by the accounting standard. In view of the various stages of acquisitions of Hidrovias, two revaluation effects were recognized on the investment goodwill, as shown in the table below:

Revaluation of investment
Revaluation of investment (from financial asset to associate) - IFRS 9 / IAS 28 (1)	66,267
Revaluation of investment (from associate to subsidiary) - IAS 28 / IFRS 3 (2)	47,388
Gain on acquisition of control of associate	113,655
Write-off of accumulated effects in equity before control - IAS 28 / IFRS 3 (2)	43,717
Total	157,372

(1)	Transition from financial asset to investment in associate, recognized in May 2024 in financial results.
(2)	Transition from investment in associate to investment in subsidiary, recognized in May 2025 under the equity method. Additionally, as provided for in the applicable accounting standard, the accumulated balances in other comprehensive income, recorded since the significant influence was obtained, were fully reversed to profit or loss for the period. The total impact of the transition was R$ 91,105.

After acquiring control of Hidrovias, the Company, through its subsidiary, acquired additional interests. Such acquisitions do not fall within the scope of business combinations for the purposes of price and goodwill allocation. Therefore, the difference between the price paid and the equity value of the shares acquired was recorded in equity, under shareholder transactions. Through these additional acquisitions, the interest in Hidrovias on September 30, 2025 was 55.04%.

From the date of acquisition until September 30, 2025, Hidrovias contributed to the Company with net revenue of R$ 1,163,310 and net income of R$ 170,841. If the acquisition had taken place on January 1, 2025, the Company would have consolidated net revenue of R$ 105,184,298 and net income of R$ 2,164,978.

68

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

c. Ultragaz Comercializadora de Energia (formerly WTZ Participações S.A.)

On September 1, 2024, through its subsidiary Cia Ultragaz, the Company acquired 51.7% of the voting capital of Ultragaz Comercializadora (formerly WTZ Participações S.A.), qualifying the transaction as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations.  This acquisition is in line with Ultragaz's strategy to expand its offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, brand and extensive base of corporate and residential customers.

Ultragaz Comercializadora was founded in 2015 and its main activities are the sale of electric energy in the free market and energy management, with a national presence.

The initial payment, including the capital contribution in the amount of R$ 49,490, totaled R$ 104,490. During the period, amounts relating to contingent consideration were paid, totaling R$ 44,806. The remaining transaction amount of R$ 578 was recorded under “Other payables”. The Company, based on applicable accounting standards and supported by an independent appraisal firm, calculated the definitive amounts for the purchase price allocation as of September 30, 2025, and determined the final goodwill in the amount of R$ 42,260.

The following table summarizes the consolidated balances of assets acquired and liabilities at the acquisition date, recognized at fair value:

Assets
Cash and cash equivalents	5,399
Trade receivables	33,168
Recoverable taxes	3,036
Prepaid expenses	170
Other receivables	306
Other investments	5
Property, plant and equipment, net	1,684
Intangible assets, net	19,504
Derivative instruments	209,348
Liabilities
Loans and financing	68
Trade payables	27,541
Salaries and related charges	2,211
Taxes payable, income and social contribution taxes payable	80,918
Other payables	3,221

Goodwill based on expected future profitability	42,260
Non-controlling interests	76,633
Assets and liabilities consolidated in the opening balance	124,288

69

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

Assets acquired	140,945
Liabilities assumed	58,917
Goodwill based on expected future profitability	42,260
Acquisition value	124,288

Comprised by:
Cash	55,000
Acquisition of ownership interest via capital contribution (as non-controlling interests)	23,904
Contingent consideration settled	44,806
Contingent consideration to be settled	578
Total consideration	124,288

Net cash outflow resulting from acquisition
Initial consideration in cash	55,000
Contingent consideration settled	44,806
Contingent consideration to be settled	578
Cash and cash equivalents acquired	(5,399)
Acquisition value	94,985

28. Discontinued operation

a. Cabotagem purchase and sale agreement

On February 27, 2025, Hidrovias entered into an agreement for the sale of all shares in HB – Cabotagem (“Cabotagem”) to Companhia de Navegação Norsul (“Norsul”). The cabotage operation was acquired by Hidrovias in 2016 for the performance of a contract dedicated to the transportation of bauxite from the Porto Trombetas mine to the client's alumina refinery in Barcarena, expiring in 2034.

The total sale amount (enterprise value) is R$ 715 million, which 195 million referring to the amount of equity (equity value) and R$ 521 million of debt amount, as of December 31, 2024.  The full amount will be paid on the closing date of the transaction, and will be subject to usual price adjustments for this type of transaction, including working capital adjustments. The transaction was approved by CADE without restrictions on April 16, 2025.

On September 30, 2025, Hidrovias performed the impairment test on the assets and identified a difference between the transaction value and the carrying amount of the assets. Therefore, it recognized in the statement of income for the period the amount net of income tax of R$ 71,720 related to the impairment, even in the absence of evidence of operational deterioration of the assets.

70

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

The impairment of the assets was attributed entirely to the goodwill and the remainder was attributed to other Hidrovias assets.

Allocation of impairment	108,667
Deferred income and social contribution taxes	(36,947)
Net impairment (1)	71,720

(1)	Considering the acquisition of control of Hidrovias in May 2025, according to Note 27.b, the net impairment for the period recorded in the Company is R$ 48,056.

b. The main classes of assets and liabilities classified as held for sale as of September 30, 2025 are shown below:

ASSETS	Cabotagem September/2025	Eliminations	Impact of impairment	Cessation of depreciation	Balance as of September 30, 2025
Cash and cash equivalents	15,860	‐	‐	‐	15,860
Financial investments	879	‐	‐	‐	879
Trade receivables	57,376	‐	‐	‐	57,376
Inventories	18,903	‐	‐	‐	18,903
Recoverable taxes	5,186	‐	‐	‐	5,186
Recoverable income and social contribution taxes	26,106	‐	‐	‐	26,106
Credits with related parties	61	(61)	‐	‐	‐
Other assets	28,280	‐	‐	‐	28,280

Total current assets	152,651	(61)	‐	‐	152,590

Financial investments	18,716	‐	‐	‐	18,716
Credits with related parties	140	(140)	‐	‐	‐
Escrow deposits	22,037	‐	‐	‐	22,037
Deferred income tax and social contribution	51,458	‐	36,947	(11,732)	76,673
Other assets	8,909	‐	‐	‐	8,909
Property, plant and equipment	348,308	‐	‐	27,684	375,992
Intangible assets	156,013	‐	(108,667)	6,823	54,169
Total non-current assets	605,581	(140)	(71,720)	22,775	556,496

Total assets	758,232	(201)	(71,720)	22,775	709,086

71

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

LIABILITIES AND EQUITY	Cabotagem September/2025	Eliminations	Impact of impairment	Cessation of depreciation	Balance as of September 30, 2025
Trade payables	15,535	‐	‐	‐	15,535
Loans, financing and debentures	63,044	‐	‐	‐	63,044
Social and labor obligations	4,671	‐	‐	‐	4,671
Taxes payable	14,566	‐	‐	‐	14,566
Income and social contribution taxes	4,519	‐	‐	‐	4,519
Payables from related parties	891	(891)	‐	‐	‐
Legal claims	63	‐	‐	‐	63
Total current liabilities	103,289	(891)	‐	‐	102,398

Loans, financing and debentures	339,960	‐	‐	‐	339,960

Total non-current liabilities	339,960	‐	‐	‐	339,960

Share capital	265,557	(265,557)	‐	‐	‐
Retained earnings (loss)	145,562	(96,617)	(71,720)	22,775	‐
Accumulated other comprehensive income	(96,136)	96,136	‐	‐	‐
Total equity	314,983	(266,038)	(71,720)	22,775	‐

Total liabilities and equity	758,232	(266,929)	(71,720)	22,775	442,358

c. The results for the period and cash flows from discontinued operations as of September 30, 2025 are shown below:

Final balance as of 09/30/2025(1)
Net revenue from sales and services	87,254
Cost of services sold	(56,879)

Gross profit	30,375

Operating income (expenses)
General and administrative	(3,212)
Other operating income (expenses)	6,468
Impairment losses	(72,812)
Operating income (loss) before financial result and taxes	(39,181)

Financial income	5,020
Financial expenses	(4,766)
Financial result, net	254

Operating income (loss) before income and social contribution taxes	(38,927)

Income and social contribution taxes
Current	3,492
Deferred	11,945
Profit (loss) for the period	(23,490)

72

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended September 30, 2025

Final balance as of 09/30/2025(1)
Net cash provided by operating activities	26,833
Net cash used in investing activities	(21,728)
Net cash used in financing activities	(558)
Increase (Decrease) in cash and cash equivalents	4,547

(1)	Considers the balances since the acquisition of control in May 2025 according to Note 27.b.

For the parent company, in the statement of income for the period ended September 30, 2025, the share of profit (loss) of  Cabotage, net of transactions with related parties, were reclassified as Discontinued Operation in the amount of R$ 12,929.

d. Covenants

As a result of its loans from BNDES, HB Cabotagem has the following financial covenants calculated from the Financial Statements of the subsidiary: (i) maintain the capitalization ratio greater than or equal to 25%. The capitalization ratio is obtained from adjusted equity to total assets. Adjusted equity is the equity excluding foreign exchange losses and gains; and (ii) maintain the debt service coverage ratio (“DSCR”) equal to or greater than 1.3x. The DSCR is calculated based on ratio of EBITDA and variation in working capital (excluding cash and debt) to debt service and is measured annually.

The covenants of subsidiary HB Cabotagem are determined at the end of the year and on December 31, 2024 were fully achieved.

29. Events after the reporting period

a. Completion of sale of the cabotage operation by Hidrovias

On February 27, 2025, Hidrovias entered into an agreement for the sale of all shares in HB – Cabotagem (“Cabotagem”) to Companhia de Navegação Norsul (“Norsul”).  On November 1, 2025, after fulfilling the conditions precedent set forth in the sale agreement, the transaction was completed.

b. Agreement to acquire an interest in Virtu GNL

On October 24, 2025, the Company entered into an agreement to acquire a 37.5% interest in Virtu GNL Participações S.A. (“Virtu”), a company operating in two business segments:  (i) logistics of liquefied natural gas (LNG) for own use, and (ii) LNG-powered logistics services.  The amount to be disbursed will be R$ 102,500.

The completion of this transaction is subject to regulatory approvals and fulfillment of conditions precedent that are usual for this type of operation.

c. Foreign loan obtained by Cia Ultragaz

On November 10, 2025, the subsidiary raised foreign financing (without financial covenants) in the amount of USD 111,859 (equivalent to R$ 600,000 on the transaction date), with financial charges of 4.11% p.a. and maturing on November 9, 2028. The subsidiary entered into hedging instruments against foreign exchange rate variations on American dollar, changing financial charges to 104.5% of the DI rate.

73

3Q25 Earnings Release

São Paulo, November 12, 2025 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Company” or “Ultrapar”), operating in energy, mobility, and logistics infrastructure through Ultragaz, Ipiranga, Ultracargo and Hidrovias do Brasil (B3: HBSA3), today announces its results for the third quarter of 2025.

Net revenue	Adjusted EBITDA [1]	Recurring Adjusted EBITDA [1]
R$ 37.1 billion	R$ 1.9 billion	R$ 1.8 billion

Net income	Cash generation from operations	Investments
R$ 0.8 billion	R$ 2.1 billion	R$ 756 million

The table above considers the sum of the balances of continuing and discontinued operations.

¹ Accounting adjustments and non-recurring items described in the EBITDA calculation table – page 2

Highlights

  Continuity of good operating results of Ultrapar.
-	Strong operating cash generation across all businesses, totaling R$ 2.1 billion at Ultrapar
-	Hidrovias’ record results.
  Extraordinary tax credits of R$ 238 million at Ipiranga, related to the remaining portion of historical ICMS tax credits included in the PIS/COFINS calculation base.
  Progress in combating irregularities in the fuel sector, highlighted by the Carbono Oculto Operation (August 2025), reinforcing the need for stricter legislation to combat crime and illegal practices in the sector.
  Financial strength, with a rapid reduction in leverage after the consolidation of Hidrovias in May 2025, which decreased from 1.9x in 2Q25 to 1.7x in 3Q25, even after the payment of dividends of R$ 326 million in August.
  Advances in the growth and strategic positioning agenda:
-	Completion of the expansion of the Santos terminal, adding 34,000 m³ of storage capacity at Ultracargo in October 2025.
-	Closing of the sale of coastal navigation operation by Hidrovias on November 1st for R$ 715 million, enabling focus on more synergistic and complementary businesses, while strengthening its financial position.
-	Signing agreement to acquire a 37.5% stake in Virtu Participações for R$ 102.5 million, reinforcing the investment strategy in new sectors where Ultrapar can contribute to value creation, with high growth and profitability potential.
-	Approval by CADE for the LPG port terminal in Pecém (CE), in partnership with Supergasbrás.
  Ultra Day 2025 held for the first time at Ultrapar’s headquarters, an annual event with investors and analysts to present the Company’s strategy and its businesses. The presentation is available on the investor relations website, at: Ultra Day presentation.
74

3Q25

Considerations on the financial and operational information

The financial information presented on this document were extracted from the individual and consolidated interim financial information ("Quarterly Information") for the three months period ended on September 30, 2025, and prepared in accordance with the pronouncement CPC 21 (R1) - Interim Financial Reporting and the International Accounting Standard IAS 34 issued by the IASB, and presented in accordance with the applicable rules for Quarterly Information, issued by the Brazilian Securities and Exchange Commission (“CVM”).

Information on Ipiranga, Ultragaz, Ultracargo and Hidrovias is presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar's consolidated information. Additionally, the financial and operational information is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that preceded them.

Information denominated EBIT (Earnings Before Interest and Taxes on Income and Social Contribution on Net Income), EBITDA (Earnings Before Interests, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization); Adjusted EBITDA and Recurring Adjusted EBITDA are presented in accordance with Resolution 156, issued by the CVM on June 23, 2022.

Adjusted EBITDA considers adjustments from usual business transactions that impact the results but do not have potential cash generation, such as the amortization of contractual assets with customers – exclusive rights, amortization the fair value adjustments of associates, and the effect of mark-to-market of energy future contracts. Regarding Recurring Adjusted EBITDA, the Company excludes exceptional or non-recurring items, providing a more accurate and consistent view of its operational performance, avoiding distortions caused by exceptional events, whether positive or negative. The calculation of EBITDA from net income is detailed in the table below.

In May 2025, the Company became the controlling shareholder of Hidrovias, as per the Material Fact disclosed to the market, consolidating its results as of that date. The effect of Hidrovias’ results on Ultrapar’s EBITDA in the second quarter considers 3 months of Hidrovias’ results to eliminate the lag that was impacting the share of results of Ultrapar, as well as 2 months of Hidrovias’ EBITDA for May and June. It is worth noting that Hidrovias announced in February 2025 the sale of the Coastal Navigation operation and the balances are presented as a discontinued operation in the financial statements. In this report we present the financial information related to Ultrapar on a consolidated basis, considering the sum of continuing and discontinued operations, unless otherwise indicated.

R$ million

ULTRAPAR	Quarter			Year-to-date
	3Q25	3Q24	2Q25	9M25	9M24
Net Income	772	698	1,151	2,286	1,645
(+) Income and social contribution taxes	255	308	341	844	710
(+) Net financial (income) expenses	401	108	31	612	597
(+) Depreciation and amortization[1]	449	275	388	1,137	874
EBITDA	1,878	1,389	1,910	4,879	3,826
Accounting adjustment
(+) Amortization of contractual assets with customers – exclusive rights and amortization of fair value adjustments on associates acquisition	121	148	113	340	405
(+) MTM of energy futures contracts	(58)	-	42	(25)	-
(+/-) Hedge accounting	6	-	4	10	-
Adjusted EBITDA	1,946	1,537	2,070	5,205	4,231
Ipiranga	1,085	967	1,199	3,115	2,604
Ultragaz	463	448	442	1,298	1,263
Ultracargo	134	168	141	441	498
Hidrovias	332	9	323	516	9
Holding and other companies
Holding	(51)	(52)	(56)	(161)	(145)
Other companies	(17)	(4)	(12)	(38)	(14)
Extraordinary expenses/provisions from divestments	-	-	32	32	16
Non-recurring items that affected EBITDA
(-) Results from disposal of assets (Ipiranga)	(7)	(31)	(34)	(47)	(104)
(-) Credits and provisions (Ipiranga)	(185)	-	(487)	(673)	-
(-) Earn-out Stella (Ultragaz)	-	-	-	-	(17)
(-) Extraordinary expenses/provisions from divestments	-	-	(32)	(32)	(16)
(-) Assets write-off and Coastal Navigation impairment (Hidrovias)	29	-	(48)	(19)	-
Recurring adjusted EBITDA	1,783	1,506	1,468	4,434	4,093
Ipiranga	892	936	678	2,396	2,499
Ultragaz	463	448	442	1,298	1,246
Ultracargo	134	168	141	441	498
Hidrovias	361	9	276	498	9
Holding and other companies
Holding	(51)	(52)	(56)	(161)	(145)
Other companies	(17)	(4)	(12)	(38)	(14)

1 Does not include amortization of contractual assets with customers – exclusive rights

75

3Q25

R$ million

ULTRAPAR	Quarter					Year-to-date
	3Q25	3Q24	2Q25	3Q25 x 3Q24	3Q25 x 2Q25	9M25	9M24	9M25 x 9M24
Net revenue	37,088	35,358	34,088	5%	9%	104,505	98,098	7%
Cost of products sold	(34,588)	(33,076)	(31,933)	5%	8%	(97,708)	(91,646)	7%
Gross profit	2,501	2,282	2,155	10%	16%	6,797	6,451	5%
Selling, general and administrative	(1,175)	(1,092)	(1,189)	8%	-1%	(3,484)	(3,259)	7%
Results from disposal of assets	(16)	31	(28)	n/a	-44%	(39)	105	n/a
Other operating income (expenses), net	127	(111)	453	n/a	-72%	494	(337)	n/a
Adjusted EBITDA	1,946	1,537	2,070	27%	-6%	5,205	4,231	23%
Recurring Adjusted EBITDA [1]	1,783	1,506	1,468	18%	21%	4,434	4,093	8%
Depreciation and amortization [2]	(570)	(423)	(501)	35%	14%	(1,477)	(1,279)	15%
Financial Result	(401)	(108)	(31)	n/a	n/a	(612)	(597)	3%
Net income	772	698	1,151	11%	-33%	2,286	1,645	39%
Investments	756	519	544	46%	39%	1,716	1,437	19%
Cash flow from operating activities	2,129	780	939	173%	127%	3,071	1,505	104%

1  Non-recurring items described in the EBITDA calculation table – page 2

2  Includes amortization of contractual assets with customers – exclusive rights and amortization of fair value adjustments on associates acquisition

Net revenues – Total of R$ 37,088 million (+5% vs 3Q24 and +9% vs 2Q25), driven by higher revenues from Ipiranga and Ultragaz and the consolidation of Hidrovia’s result from May 2025.

Recurring adjusted EBITDA – Total of R$ 1,783 million (+18% vs 3Q24), highlighting the consolidation of Hidrovias’ result and Ultragaz’s better result, partially offset by Ipiranga’s and Ultracargo’s lower EBITDA. Compared to 2Q25, recurring adjusted EBITDA increased 21%, with better results from Ipiranga, Ultragaz, and Hidrovias.

Results from the Holding and other companies – Negative result of R$ 68 million, driven by (i) R$ 51 million from the Holding expenses, which remained stable compared to 3Q24 and (ii) a negative result of R$ 17 million from other companies, mainly due to the worst performance of Refinaria Riograndense.

Depreciation and amortization – Total of R$ 570 million (+35% vs 3Q24 and +14% vs 2Q25), mainly reflecting the effects of the consolidation of Hidrovias.

Financial result – Negative result of R$ 401 million (-R$ 293 million vs 3Q24), resulting from (i) higher debt due to the consolidation of Hidrovias and the increase in CDI, (ii) a negative one-off mark-to-market result of R$ 63 million in this quarter, and (iii) partially offset by the positive effect of R$ 134 million from the monetary adjustment of extraordinary tax credits during the quarter. Compared to 2Q25, there was a worsening of R$ 370 million, due to the revenue from monetary adjustment of extemporaneous credits, which were R$ 210 million lower, and the aforementioned one-off mark-to-market result.

Net income – Total of R$ 772 million (+11% vs 3Q24), reflecting the higher operating result and the recognition of extemporaneous tax credits, which were partially offset by higher financial expenses and higher depreciation and amortization. Compared to 2Q25, there was a 33% decrease, due to the lower volume of recognized extemporaneous tax credits and the increase in financial expenses.

76

3Q25

Cash flow from operating activities – Operating cash generation of R$ 2,129 million, compared to R$ 780 million in 3Q24, due to better operating results, the consolidation of Hidrovias, and lower working capital investment, especially at Ipiranga and Ultragaz, even with the R$ 258 million investments for the settlement of draft discount in the quarter.

R$ million

IPIRANGA	Quarter					Year-to-date
	3Q25	3Q24	2Q25	3Q25 x 3Q24	3Q25 x 2Q25	9M25	9M24	9M25 x 9M24
Total volume (‘000 m³)	6,170	6,123	5,733	1%	8%	17,480	17,556	0%
Diesel	3,284	3,283	2,925	0%	12%	8,984	9,049	-1%
Otto cycle	2,770	2,735	2,700	1%	3%	8,169	8,207	0%
Others[1]	116	105	107	10%	8%	327	300	9%
Net income	32,975	32,115	30,296	3%	9%	93,505	89,239	5%
Cost of products sold and service provided	(31,595)	(30,610)	(29,048)	3%	9%	(89,449)	(84,942)	5%
Gross profit	1,380	1,505	1,248	-8%	11%	4,056	4,298	-6%
Gross margin (R$/m³)	224	246	218	-9%	3%	232	245	-5%
Selling, general and administrative	(691)	(752)	(773)	-8%	-11%	(2,226)	(2,290)	-3%
Results from disposal of assets	7	31	34	-76%	-78%	47	104	-55%
Other operating income (expenses), net	115	(124)	396	n/a	-71%	406	(398)	-202%
Adjusted EBITDA	1,085	967	1,199	12%	-10%	3,115	2,604	20%
Adjusted EBITDA margin (R$/m³)	176	158	209	11%	-16%	178	148	20%
Non-recurring [2]	(193)	(31)	(521)	515%	-63%	(719)	(104)	590%
Recurring Adjusted EBITDA	892	936	678	-5%	32%	2,396	2,499	-4%
Recurring Adjusted EBITDA margin (R$/m³)	145	153	118	-5%	22%	137	142	-4%
Depreciation and amortization [3]	283	309	299	-8%	-5%	848	896	-5%
Recurring Adjusted LTM EBITDA	3,240	3,660	3,284	-11%	-1%	3,240	3,660	-11%
Recurring Adjusted LTM EBITDA margin (R$/m³)	138	155	140	-11%	-2%	138	155	-11%

1 Fuel oils, arla 32, kerosene, lubricants and greases

2 Non-recurring items described in the EBITDA calculation table – page 2

3 Includes amortization with contractual assets with customers – exclusive rights

Operational performance – Volume increased by 1% compared to 3Q24, with a 1% increase in the Otto cycle (mainly in gasoline). Compared to 2Q25, the increase was 8%, resulting from growth in diesel volume, due to the seasonality and the effects of closed import parity (international prices under Petrobras prices) throughout the quarter. These factors were partially offset by the negative impacts also caused by irregularities in the fuel sector. Sales volume growth accelerated in September, a result of the beginning of market recovery after Carbono Oculto Operation, which is combating irregular companies in the sector.

Net revenues – Total of R$ 32,975 million in 3Q25 (+3% vs 3Q24 and +9% vs 2Q25), mainly due to the higher sales volume.

Cost of goods sold – Total of R$ 31,595 million (+3% vs 3Q24 and +9% vs 2Q25), in line with the effect observed in net revenue.

77

3Q25

Selling, general and administrative expenses – Total of R$ 691 million in 3Q25 (-8% vs 3Q24), with lower allowance for expected credit losses and lower marketing and personnel expenses (reduced headcount). Compared to 2Q25, expenses decreased by 11%, mainly due to lower level of contingencies.

Result from disposal of assets – Total of R$ 7 million in 3Q25 (-R$ 24 million vs 3Q24 and -R$ 26 million vs 2Q25), due to lower sale of real estate assets in the period.

Other operating results – Total of R$ 115 million (improvement of R$ 239 million vs 3Q24), due to the recognition of R$ 185 million in extraordinary tax credits and lower expenses with decarbonization credits, given the lower price level. Compared to 2Q25, there was a decrease of R$ 280 million, mainly due to the lower level of extraordinary tax credits between the periods.

Recurring adjusted EBITDA – Total of R$ 892 million (-5% vs 3Q24), impacted by lower margins, due to: (i) irregularities in the sector, highlighting the high level of naphtha imports for irregular sale as gasoline, (ii) inventory gain in 3Q24, (iii) partially offset by higher sales volume and lower expenses. Compared to 2Q25, there was a 32% increase, reflecting (i) closed import parity in 3Q25, (ii) inventory loss in 2Q25, (iii) higher sales volume, and (iv) lower expenses.

Investments – R$ 402 million was invested in 3Q25, allocated to the expansion and maintenance of its service stations and franchises network, in addition to investments towards enhancing the technology platform, focusing on the replacement of the ERP system.  Of the total invested, R$ 150 million refers to additions to fixed and intangible assets, R$ 198 million to contractual assets with customers (exclusive rights), and R$ 54 million of financing granted to customers, net of receipts.

R$ million

ULTRAGAZ	Quarter					Year-to-date
	3Q25	3Q24	2Q25	3Q25 x 3Q24	3Q25 x 2Q25	9M25	9M24	9M25 x 9M24
Total volume (‘000 ton)	446	473	432	-6%	3%	1,285	1,311	-2%
Bottled	289	297	276	-3%	5%	823	831	-1%
Bulk	157	175	156	-11%	0%	462	480	-4%
Net revenues	3,209	3,027	3,127	6%	3%	9,199	8,221	12%
Cost of products sold	(2,531)	(2,422)	(2,548)	5%	-1%	(7,407)	(6,575)	13%
Gross profit	678	605	579	12%	17%	1,792	1,646	9%
Selling, general and administrative	(270)	(241)	(263)	12%	3%	(780)	(680)	15%
Results from disposal of assets	0	0	(17)	15%	n/a	(17)	1	n/a
Other operating income (expenses), net	4	13	1	-67%	n/a	21	37	-43%
Operating income	413	377	301	9%	37%	1,017	1,005	1%
MTM of energy futures contracts	(58)	-	42	n/a	n/a	(25)	-	n/a
Adjusted EBITDA [1]	463	448	442	3%	5%	1,298	1,263	3%
Adjusted EBITDA margin (R$/ton)	1,039	948	1,023	10%	2%	1,011	963	-43%
Non-recurring [2]	-	-	-	n/a	n/a	-	(17)	n/a
Recurring Adjusted EBITDA [1]	463	448	442	3%	5%	1,298	1,246	4%
Recurring Adjusted EBITDA margin (R$/ton)	1,039	948	1,023	10%	2%	1,011	950	3%
Depreciation and amortization	108	71	99	52%	9%	305	258	18%
Recurring Adjusted LTM EBITDA[1]	1,740	1,652	1,725	5%	1%	1,740	1,652	5%
Recurring Adjusted LTM EBITDA margin (R$/ton)	1,011	953	987	6%	2%	1,011	953	6%

1 Includes contribution from the result of new energies

2 Non-recurring items described in the EBITDA calculation table – page 2

78

3Q25

Operational performance – The volume of LPG sold totaled 446 thousand tons in 3Q25 (-6% vs 3Q24), with a 3% decrease in the bottled segment and an 11% decrease in the bulk segment, reflecting the competitive dynamics of the market, which continued to be affected by the pass-through of increased costs from Petrobras auctions, in addition to lower market demand, especially in the industry segment, due to the economic slowdown. Compared to 2Q25, sales volume was 3% higher, reflecting the typical seasonality between the periods.

Net revenues – Total of R$ 3,209 million (+6% vs 3Q24), due to the pass-through of inflation and increased costs of LPG, in addition to higher revenue resulting from the consolidation and growth of the new energy segment, partially offset by lower sales volume. Compared to 2Q25, net revenues increased by 3%, mainly due to higher sales volume.

Cost of goods sold – Total of R$ 2,531 million (+5% vs. 3Q24), mainly impacted by the rising cost of LPG and the costs related to the new energies segment.  These effects were partially offset by the lower sales volume during the period. Compared to 2Q25, there was a 1% decrease, mainly due to the positive effect of the mark-to-market of energy futures contracts, which offset the impact of the higher sales volume.

Selling, general and administrative expenses – Total of R$ 270 million (+12% vs. 3Q24), due to higher expenses with advertising and marketing and with personnel (collective bargaining agreement and consolidation of the new energies segment).  Compared to 2Q25, expenses increased by 3%, mainly due to higher expenses for advertising and marketing.

Other operating results – Total of R$ 4 million in 3Q25 (-R$ 8 million vs 3Q24), a decrease due to lower revenues from indemnities and contractual penalties.

Recurring Adjusted EBITDA – Total of R$ 463 million in 3Q25 (+3% vs 3Q24), mainly due to the pass-through of inflation and the growth of the new energies segment, despite lower LPG sales volume. Compared to Q2 2025, the 5% increase mainly reflects the higher sales volume.

Investments – R$ 109 million was invested in 3Q25, mainly directed towards the expansion of the biomethane and bulk segment, the acquisition and replacement of bottles, as well as improvements related to infrastructure, safety and technology.

R$ million

ULTRACARGO	Quarter					Year-to-date
	3Q25	3Q24	2Q25	3Q25 x 3Q24	3Q25 x 2Q25	9M25	9M24	9M25 x 9M24
Installed capacity[1] (‘000 m³)	1,097	1,067	1,067	3%	3%	1,077	1,067	1%
m³ sold (‘000 m³)	3,845	4,357	3,703	-12%	4%	11,573	12,860	-10%
Net revenues	243	266	247	-9%	-2%	760	793	-4%
Cost of service provided	(115)	(97)	(104)	19%	11%	(323)	(285)	13%
Gross profit	127	169	142	-25%	-11%	437	508	-14%
Gross margin (%)	52%	63%	58%	-11.1p.p.	-5.3p.p.	57%	64%	-6.6p.p.
Selling, general and administrative	(41)	(45)	(45)	-8%	-8%	(128)	(136)	-5%
Results from disposal of assets	(0)	(0)	(0)	-98%	-89%	0	(0)	-208%
Other operating income (expenses), net	3	6	5	-50%	-32%	10	11	-12%
Adjusted EBITDA	134	168	141	-20%	-5%	441	498	-11%
Adjusted EBITDA margin (%)	55%	63%	57%	-7.8p.p.	-1.7p.p.	58%	63%	-4.8p.p.
Adjusted EBITDA margin (R$/ m³ capacity)	41	52	44	21%	-7%	46	52	-12%
Depreciation and amortization[2]	46	39	38	19%	20%	121	114	6%
Adjusted LTM EBITDA	611	653	644	-6%	-5%	611	653	-6%
Adjusted LTM EBITDA (%)	59%	62%	60%	-3.6p.p.	-1.9p.p.	59%	62%	-3.6p.p.

1 Monthly average

2 Includes amortization of fair value adjustments on associates acquisition

79

3Q25

Operational performance – The average installed capacity increased by 3%, with the addition of 23 thousand m³ in Palmeirante and 7 thousand m³ in Rondonópolis. The billed volume was 12% lower than in 3Q24, reflecting lower demand for storage in fuel imports, which resulted in lower handling in Santos, Itaqui and Suape. This impact was partially offset by higher volume handled in Opla. Compared to 2Q25, the billed volume increased by 4%, resulting from higher handling in Opla and Rondonópolis, partially offset by a decrease in handling of fuels in Santos.

Net revenues – Total of R$ 243 million (-9% vs 3Q24), reflecting the effects of volume mentioned above, even with better tariffs. Compared to 2Q25, there was a 2% decrease, due to the worst sales mix.

Cost of services provided – Total of R$ 115 million (+19% vs 3Q24 and +11% vs 2Q25), with higher costs with depreciation due to the conclusion of expansions, pre-operational costs and costs with the start of operation at Palmeirante, which is still in its ramp-up phase, and increased maintenance.

Selling, general and administrative expenses – Total of R$ 41 million (-8% vs 3Q24 and -8% vs 2Q25), with lower personnel expenses (mainly variable compensation, in line with lower operating result).

Adjusted EBITDA – Total of R$ 134 million in 3Q25 (-20% vs 3Q24), mainly explained by lower billed volume, due to lower demand for storage in fuel import by our customers, and higher pre-operational costs and costs with the start of operation at Palmeirante (in ramp-up), partially offset by better tariffs. Compared to 2Q25, there was a 5% decrease explained by the worst sales mix, in addition to higher operating costs.

Investments – R$ 169 million was invested in 3Q25, primarily allocated to capacity expansion projects at the terminals of Itaqui and Suape.

R$ million

HIDROVIAS DO BRASIL	Quarter				Year-to-date
	3Q25	3Q24	2Q25	3Q25 x 3Q24	3Q25 x 2Q25	9M25	9M24	9M25 x 9M24
Total volume (thousand ton)	5,182	3,981	4,922	30%	5%	14,266	12,490	14%
Net revenue	705	463	684	52%	3%	1,931	1,420	36%
Net operating revenue	711	488	690	46%	3%	1,956	1,484	32%
Hedge accounting	(6)	(25)	(6)	-77%	-7%	(25)	(64)	-60%
Operating costs	(300)	(266)	(300)	13%	0%	(850)	(765)	11%
Depreciation and amortization (costs)	(83)	(84)	(85)	-2%	-2%	(256)	(241)	6%
Gross profit	322	113	300	186%	8%	824	414	99%
Gross margin (%)	46%	24%	44%	22 p.p.	2 p.p.	43%	29%	14 p.p.
General and administrative	(76)	(69)	(55)	10%	39%	(186)	(199)	-7%
Depreciation and amortization (expenses)	(7)	(28)	(8)	-77%	-20%	(24)	(64)	-63%
Results from disposal of assets	(23)	(0)	(48)	n/a	-51%	(106)	(1)	n/a
Other operating income (expenses), net	3	11	4	-69%	-14%	15	21	-32%
Adjusted EBITDA	332	169	304	97%	9%	856	556	54%
Adjusted EBITDA margin (%)	47%	35%	44%	12 p.p.	3 p.p.	44%	37%	6 p.p.
Non-recurring [1]	29	-	44	n/a	-33%	109	30	n/a
Recurring Adjusted EBITDA	361	169	348	114%	4%	965	586	65%
Recurring adjusted EBITDA margin (%)	51%	35%	50%	16 p.p.	0 p.p.	49%	39%	10 p.p.
Depreciation and amortization	90	113	93	-20%	-4%	281	306	-8%

1 Non-recurring items for 3Q25 are described in the EBITDA calculation table – page 2. Regarding the comparative periods, non-recurring items can be consulted directly in the Earnings Release, on the company’s website. Results Center - Hidrovias IR

The table above presents Hidrovias’ full results since January 2024, as disclosed by the company’s on its Investor Relations website. The figures were maintained as originally published, reflecting the complete quarterly results.

Ultrapar’s consolidated figures in 2Q25 include the consolidation of Hidrovias results for May and June 2025, in addition to the share of profit (loss) of subsidiaries, joint ventures and associates of Hidrovias between May 2024 and April 2025.

80

3Q25

Operational performance – Total volume handled increased by 30% vs 3Q24 and 5% vs 2Q25, highlighting the normalization of navigation and the resulting recovery in iron ore volume in the South Corridor.

Net revenue (ex-hedge accounting) – Total of R$ 711 million in 3Q25 (46% vs 3Q24 and +3% vs 2Q25) mainly reflecting the higher volume handled in the South Corridor and a better sales mix.

Cost of services provided – Total of R$ 383 million in 3Q25 (+9% vs 3Q24 and stable vs 2Q25). Excluding depreciation and amortization costs, they totaled R$ 300 million in 3Q25 (13% vs 3Q24 and stable vs 2Q25), mainly due to the higher volume handled in the period.

General and administrative expenses – Total of R$ 83 million (-15% vs 3Q24 and +31% vs 2Q25). Excluding depreciation and amortization expenses, they totaled R$ 76 million in 3Q25 (+10% vs 3Q24 and +39% vs 2Q25), a growth mainly due to the higher variable compensation expenses, in line with the progression of results.

Recurring Adjusted EBITDA – Total of R$ 361 million in 3Q25 (+ 114% vs 3Q24 and +4% vs 2Q25), a record result for the company due to better navigability conditions in the South Corridor and a better sales mix.

Investments – R$ 69 million was invested in 3Q25 (in line with 3Q24 and -24% vs 2Q25) allocated to the modular expansion projects in the North Corridor and the docking of one of the Coastal Navigation ships.

R$ million

ULTRAPAR – Indebtedness	Quarter
	3Q25	3Q24	2Q25
Cash and cash equivalents[1]	6,668	7,370	6,437
Gross debt[1]	(17,188)	(13,848)	(17,618)
Leases payable	(1,708)	(1,489)	(1,749)
Derivative financial instruments[1]	185	-	295
Net debt	(12,043)	(7,968)	(12,635)
Adjusted LTM EBITDA[2]	7,058	5,955	6,779
Net debt/Adjusted LTM EBITDA[2]	1.7x	1.3x	1.9x
Trade payables – reverse factoring (draft discount)	-	(1,291)	(258)
Financial liabilities of customers (vendor)	(97)	(211)	(122)
Net debt + draft discount + vendor + receivables	(12,140)	(9,470)	(13,015)
Average gross debt duration (years)	3,6	3,3	3,6
Average cost of gross debt	102% DI	110% DI	107% DI
	DI +0.3%	DI + 1.0%	DI + 0.9%
Average cash yield (% DI)	96%	97%	99%

1 In 2Q25, the “Cash and cash equivalents” and “Gross debt” lines no longer present the balance of “Derivative financial instruments”. For further information, please see note 26 of Ultrapar’s financial statements.

2 Adjusted LTM EBITDA does not include extraordinary tax credits. With the consolidation of Hidrovias, Adjusted LTM EBITDA for 2Q25 includes the effect of Hidrovias’ Adjusted EBITDA for the last 12 months, excluding the effects of share of profit (loss) of subsidiaries, joint ventures and associates” counted at Ultrapar.

Ultrapar ended 3Q25 with a net debt of R$ 12,043 million (1.7x Adjusted LTM EBITDA), a decrease compared to the R$ 12,635 million recorded in the immediately preceding quarter (1.9x Adjusted LTM EBITDA). This improvement reflects the solid cash generation during the period, which more than offset the payment of R$ 326 million in dividends made in August 2025 and the reduction of R$ 258 million in the reverse factoring balance. The reduction in leverage reflects lower net debt and higher Adjusted LTM EBITDA.

81

3Q25

Cash and maturity profile and breakdown of the gross debt (R$ million):

Updates on ESG themes

Business

Ultragaz won the 3rd place in the SP Carbon Zero Award, in the Energy Transition category, with the Off-Grid Biomethane project, which replaces natural gas with a 100% renewable source. The initiative has already prevented the emission of more than 24,500 tons of CO₂ equivalent and has received R$50 million in investments for expansion and technological development. This recognition reinforces Ultragaz’s commitment to innovative and sustainable solutions for the Brazilian energy matrix.

Ultracargo has been recognized with the Gold Seal of the SP Carbon Zero Commitment, granted by the Government of São Paulo, being the only company in the storage sector to receive this distinction. The recognition highlights consistent actions in reducing and offsetting emissions, reinforcing its commitment to the transition to a low-carbon economy.

Hidrovias has strengthened its corporate governance by updating its Code of Ethics and Anti-Corruption Policy, incorporating guidelines on data protection and the responsible use of artificial intelligence. It also implemented the new Corporate Competition Policy, strengthening compliance and integrity practices in line with the highest regulatory and ethical standards.

82

3Q25

ULTRAPAR - Capital markets	Quarter
	3Q25	3Q24	2Q25
Final number of shares (‘000 shares)	1,115,850	1,115,440	1,115,507
Market cap[1] (R$ million)	24,515	29,564	19,566
B3
Average daily trading volume (‘000 shares)	5,302	5,393	5,872
Average daily financial volume (R$ thousand)	97,953	122,972	99,322
Average share price (R$/share)	18.47	22.80	16.91
NYSE
Quantity of ADRs[2] (‘000 ADRs)	70,253	59,258	67,360
Average daily trading volume (‘000 ADRs)	1,898	1,211	1,962
Average daily financial volume (US$ thousand)	6,464	4,954	5,928
Average share (US$/ADRs)	3.41	4.09	3.02
Total
Average daily trading volume (‘000 shares)	7,200	6,604	7,834
Average daily financial volume (R$ thousand)	133,139	150,482	132,869
1 Calculated on the closing share price for the period

2 1 ADR = 1 commom share

The average daily trading volume of Ultrapar, considering trades on B3 and NYSE, was R$ 133 million/day in 3Q25 (-12% vs 3Q24). Ultrapar’s shares showed strong appreciation during the quarter, closing 3Q25 at R$ 21.97 on B3, up 25% in the quarter, while Ibovespa index appreciated by 5%. On the NYSE, Ultrapar’s shares also rose 25%, while the Dow Jones index appreciated by 5% in the quarter. As a result, Ultrapar ended the quarter with a market cap of R$ 24.5 billion.

UGPA3 x Ibovespa performance

(Base 100)

Source: Broadcast

3Q25 Conference call

Ultrapar will host a conference call with analysts and investors on November 13, 2025, to comment on the Company’s performance in the third quarter of 2025 and its outlook. The presentation will be available for download on the Company’s website 30 minutes prior to the start.

The conference call will be broadcast via zoom and conducted in Portuguese with simultaneous translation into English. Please connect 10 minutes in advance.

Conference call in Portuguese with simultaneous translation into English
Time: 11:00 (BRT) / 9:00 (EDT)

Access link via Zoom

Participants in Brazil and international: Click here.

83

3Q25

R$ million

ULTRAPAR - Balance sheet	Sep 25	Sep 25 Continued	Sep 25 Discontinued	Sep 24	Jun 25	Jun 25 Continued	Jun 25 Discontinued

ASSETS
Cash and cash equivalents	2,550	2,534	16	3,855	2,909	2,897	12
Financial investments	1,491	1,490	1	377	1,089	1,088	1
Derivative instruments[1]	181	181	-	-	157	157	-
Trade receivables and reseller financing	4,270	4,212	57	4,127	4,278	4,233	45
Trade receivables - sale of subsidiaries	-	-	-	-	-	-	-
Inventories	3,843	3,824	19	4,742	4,055	4,039	17
Recoverable taxes	2,024	1,992	31	1,694	2,336	2,309	27
Energy trading futures contracts	236	236	-	140	226	226	-
Prepaid expenses	166	166	-	127	211	211	-
Contractual assets with customers – exclusive rights	663	663	-	744	644	644	-
Others	317	289	28	359	382	353	29
Assets held for sale	-	709	-	-	-	700	-
Total current assets	15,741	16,297	153	16,166	16,288	16,857	130
Financial Investments and other financial assets	2,628	2,609	19	3,137	2,439	2,420	19
Derivative instruments[1]	655	655	-	-	635	635	-
Trade receivables and reseller financing	797	797	-	710	761	761	-
Deferred income and social contribution taxes	925	849	77	1,326	976	896	80
Recoverable taxes	3,924	3,924	-	2,629	3,614	3,614	0
Energy trading futures contracts	424	424	-	205	314	314	-
Escrow deposits	503	481	22	1,052	492	471	21
Prepaid expenses	57	57	-	56	57	57	-
Contractual assets with customers - exclusive rights	1,473	1,473	-	1,399	1,444	1,444	-
Related parties	91	91	-	45	60	60	-
Other receivables	415	406	9	268	393	387	6
Investments in subsidiaries, joint ventures and associates	397	506	(109)	1,720	430	510	(80)
Right-of-use assets	1,927	1,927	-	1,691	1,940	1,940	-
Property, plant and equipment	12,205	11,829	376	6,756	11,943	11,583	360
Intangible assets	3,402	3,239	163	2,162	3,823	3,660	163
Total non-current assets	29,824	29,268	556	23,156	29,321	28,751	569
Total assets	45,565	45,565	709	39,322	45,608	45,608	700
Liabilities
Trade payables	3,429	3,413	16	3,051	2,876	2,855	20
Trade payables - reverse factoring	-	-	-	1,291	258	258	-
Loans, financing and debentures	2,705	2,642	63	3,386	3,095	3,031	64
Derivative instruments[1]	206	206	-	-	157	157	-
Salaries and related charges	549	544	5	466	442	438	3
Taxes payable	543	524	19	529	593	573	19
Leases payable	336	336	-	321	376	376	-
Energy trading futures contracts	175	175	-	92	176	176	-
Financial liabilities of customers (vendor)	76	76	-	126	93	93	-
Dividends payable	17	17	-	62	86	86	-
Others	535	535	-	967	764	764	-
Liabilities held for sale	-	442	-	-	-	472	-
Total current liabilities	8,570	8,910	102	10,292	8,914	9,280	107
Loans, financing and debentures	14,483	14,143	340	10,462	14,523	14,158	365
Derivative instruments[1]	376	376	-	-	295	295	-
Energy trading futures contracts	170	170	-	57	107	107	-
Provision for tax, civil and labor risks	628	628	-	1,242	625	625	-
Post-employment benefits	213	213	-	255	209	209	-
Leases payable	1,371	1,371	-	1,168	1,374	1,374	-
Financial liabilities of customers (vendor)	21	21	-	84	30	30	-
Related parties	3	3	-	4	4	4	-
Others	1,063	1,063	-	410	1,132	1,132	-
Total non-current liabilities	18,328	17,988	340	13,681	18,298	17,933	365
Total liabilities	26,898	26,898	442	23,973	27,212	27,212	472
EQUITY
Share capital	7,987	7,987	-	6,622	6,622	6,622	-
Reserves	7,243	7,243	-	6,999	8,602	8,602	-
Treasury shares	(827)	(827)	-	(449)	(810)	(810)	-
Others	1,985	1,985	-	1,532	1,660	1,660	-
Non-controlling interests in subsidiaries	2,279	2,279	-	645	2,322	2,322	-
Total equity	18,667	18,667	-	15,348	18,396	18,396	-
Total liabilities and Equity	45,565	45,565	442	39,322	45,608	45,608	472
Cash and cash equivalents	6,668			7,370	6,437
Gross debt	(17,188)			(13,848)	(17,618)
Derivative financial instruments[1]	185			-	295
Leases payable	(1,708)			(1,489)	(1,749)
Net debt	(12,043)			(7,968)	(12,635)

1 In 2Q25, the “cash and cash equivalent” and “gross debt” lines no longer included the balance of derivate instruments

84

3Q25

R$ million

ULTRAPAR – Income statement	3Q25	Continued op.	Discontinued op.	3Q24	2Q25	Continued op.	Discontinued op.	9M25	9M24

Net revenues from sales and services	37,088	37,034	54	35,358	34,088	34,055	33	104,505	98,098
Cost of products sold and services provided	(34,588)	(34,556)	(31)	(33,076)	(31,933)	(31,907)	(26)	(97,708)	(91,646)
Gross Profit	2,501	2,478	23	2,282	2,155	2,148	7	6,797	6,451
Operating revenues (expenses)
Selling and marketing	(604)	(604)	-	(671)	(649)	(649)	-	(1,854)	(1,884)
General and administrative	(571)	(569)	(2)	(421)	(541)	(539)	(1)	(1,630)	(1,375)
Results from disposal of assets	(16)	13	(29)	31	(28)	15	(44)	(39)	105
Other operating income (expenses), net	127	124	3	(111)	453	450	3	494	(337)
Operating income	1,437	1,441	(5)	1,111	1,391	1,425	(35)	3,768	2,960
Financial result
Financial income	375	373	2	221	648	644	3	1,200	662
Financial expenses	(777)	(774)	(2)	(329)	(678)	(676)	(3)	(1,812)	(1,258)
Total share of profit (loss) of subsidiaries, joint ventures and associates
Share of profit (loss) of subsidiaries, joint ventures and associates	(8)	(8)	-	4	41	41	-	(116)	(7)
Amortization of fair value adjustments on associates acquisition	(0)	(0)	-	(0)	(0)	(0)	-	(1)	(2)
Gain (loss) on obtaining control of an affiliate	-	-	-	-	91	91	-	91	-
Income before taxes and social contribution taxes	1,027	1,032	(5)	1,006	1,492	1,526	(34)	3,130	2,355
Income and social contribution taxes
Current	(252)	(253)	1	(366)	(304)	(307)	3	(720)	(760)
Deferred	(3)	(5)	2	58	(37)	(47)	10	(123)	51
Net income	772	775	(2)	698	1,151	1,172	(21)	2,286	1,645
Net income attributable to:
Shareholders of Ultrapar	709	709	-	652	1,088	1,088	-	2,130	1,521
Non-controlling interests in subsidiaries	63	63	-	47	62	62	-	156	124
Adjusted EBITDA	1,946	1,945	1	1,537	2,070	2,097	(27)	5,205	4,231
Non-recurring1	(164)	(193)	29	(31)	(601)	(645)	44	(770)	(137)
Recurring Adjusted EBITDA	1,783	1,753	30	1,506	1,468	1,452	17	4,434	4,093
Depreciation and amortization[2]	570	570	-	423	501	493	8	1,477	1,279
Total invesments[3]	756	740	16	519	543	535	8	1,716	1,437
MTM of energy futures contracts	(58)	(58)	-	-	42	42	-	(25)	-
Cash flow hedge	6	-	6	-	4	4	-	10	-
RATIOS
Earnings per share (R$)	0.65			0.59	0.30			1.26	1.38
Net debt / Adjusted LTM EBITDA[4]	1.7x			1.3x	1.9x			1.7x	1.3x
Gross margin (%)	6.7%			6.5%	6.3%			6.5%	6.6%
Operating margin (%)	3.9%			3.1%	4.1%			3.6%	3.0%
Adjusted EBITDA margin (%)	5.2%			4.3%	6.1%			5.0%	4.3%
Recurring Adjusted EBITDA margin (%)	4.8%			4.3%	4.3%			4.2%	4.2%
Number of employees	10,947			9,929	10,957			10,947	9,929

1 Non-recurring items described in the EBITDA calculation table – page 2
2 Includes amortization with contractual assets with customers – exclusive
3 Includes property, plant and equipment and additions to intangible assets (net of divestitures), contractual assets with customers (exclusive rights), initial direct costs of assets with right of use, contributions made to SPEs (Specific Purpose Companies), payment of grants, financing of clients, rental advances (net of receipts), acquisition of shareholdings and payments of leases
4 Adjusted LTM EBITDA does not include closing adjustments from the sale of Extrafarma and extraordinary tax credits

85

3Q25

R$ million

ULTRAPAR -Cash flows	Year
	Jan - Sep 2025	Jan - Sep 2024
Cash flows from operating activities
Net income	2,310	1,645
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates and amortization of fair value adjustments on associates acquisition	117	9
Amortization of contractual assets with customers - exclusive rights	339	403
Amortization of right-of-use assets	267	230
Depreciation and amortization	884	674
Interest and foreign exchange rate variations	674	944
Current and deferred income and social contribution taxes	859	710
Gain (loss) on disposal or write-off of property, plant and equipment, intangible assets and other assets	(45)	(141)
Equity instrument granted	22	41
Fair value result of energy contracts	(25)	-
Provision for decarbonization - CBios	307	442
Reavaliation of investment in associates	(91)	-
Other provisions and adjustments	(41)	69
Cash flow from operating acrivities before changes in working capital	5,577	5,025
(Increase) decrease in assets
Trade receivables and reseller financing	(116)	158
Inventories	268	(455)
Recoverable taxes	(84)	280
Dividends received from subsidiaries, associates and joint ventures	11	2
Other assets	39	(180)
Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	(1,255)	(1,400)
Salaries and related charges	17	(32)
Taxes payable	3	(30)
Income and social contribution taxes payable	(733)	(719)
Other liabilities	12	(19)
Acquisition of CBios and carbon credits	(323)	(587)
Payments of contractual assets with customers - exclusive rights	(284)	(286)
Payment of contingencies	(20)	(31)
Income and social contribution taxes paid	(69)	(220)
Net cash provided (consumed) by continued operating activities	3,044	1,505
Net cash generated (consumed) by discontinued operating activities	27	-
Net cash generated (consumed) by operating activities	3,071	1,505
Cash flows from investing activities
Financial investments, net of redemptions	648	(2,052)
Acquisition of property, plant and equipment	(1,335)	(1,099)
Cash provided by disposal of investments and property, plant and equipment	111	1,256
Capital decrease in subsidiaries, associates and joint ventures	-	1
Net cash consumed in the purchase of investments and other assets	(617)	(1,243)
Cash acquired in business combination	1,172	-
Net cash provided (consumed) by investing continued activities	(21)	(3,137)
Net cash provided (consumed) by investing discontinued activities	(22)	-
Net cash provided (consumed) by investing activities	(43)	(3,137)
Cash flows from financing activities
Loans, financing and debentures
Proceeds	4,960	3,659
Repayments	(4,522)	(2,126)
Interest and derivatives (paid) or received	(1,262)	(742)
Payments of leases	(367)	(326)
Dividends paid	(899)	(781)
Payments of financial liabilities of customers	(98)	(123)
Capital increase of non-controlling shareholders	(12)	14
Repurchase of treasury shares	(267)	-
Related parties	(32)	(12)
Net cash provided (consumed) by financing continued activities	(2,499)	(438)
Net cash provided (consumed) by financing discontinued activities	(1)	-
Net cash provided (consumed) by financing activities	(2,499)	(438)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	(62)	-
Increase (decrease) in cash and cash equivalents continued activities	462	(2,070)
Increase (decrease) in cash and cash equivalents discontinued activities	5	-
Cash and cash equivalents continued activities at the beginning of the period	2,072	5,926
Cash and cash equivalents discontinued activities at the beginning of the period	11	-
Cash and cash equivalents continued activities at the end of the period	2,534	3,855
Cash and cash equivalents discontinued activities at the end of the period	16	-
Non-cash transactions
Addition on right-to-use assets and leases payable	280	274
Addition on contractual assets with customers - exclusive rights	59	54
Reclassification between financial assets and investment in associates	-	645
Acquisition of property, plant and equipment and intangible assets without cash effect	24	9

86

3Q25

Starting from 1Q25, the concept of operating capital has been adjusted to reflect all balances of operational assets and liabilities from management's perspective, including primarily the balances of current and deferred income tax, with the comparative balances for 2024 being restated (previously, due to the centralized management of these items, these balances were only included in Ultrapar's consolidated view).

R$ million

IPIRANGA - Employed capital	Sep 25	Sep 24	Jun 25
Operating assets
Trade receivables and reseller financing	4,200	4,133	4,041
Inventories	3,421	4,525	3,635
Taxes	5,159	3,703	5,080
Recoverable income and social contribution taxes	335	366	349
Judicial deposits	336	319	331
Deferred income and social contribution taxes	549	884	566
Others	500	638	554
Contractual assets with customers - exclusive rights	2,136	2,142	2,088
Right-of-use assets (leases)	838	923	835
Investments	125	151	133
Property, plant and equipment	3,324	3,207	3,298
Intangible	1,113	1,275	1,153
Total operating assets	22,037	22,267	22,063
Operating liabilities
Trade payables and reverse factoring	2,896	3,977	2,628
Salaries and related charges	233	242	192
Post-employment benefits	230	272	226
Taxes	128	108	122
Income and social contribution taxes payable	158	253	178
Deferred income and social contribution taxes	3	0	4
Provisions for tax, civil, and labor risks	438	447	469
Leases payable	688	734	698
Financial liabilities of customers (vendor)	97	211	122
Provision for decarbonization credit	(0)	268	56
Others	520	675	699
Total operating liabilities	5,390	7,185	5,395

Number of service stations	5,812	5,871	5,826
Number of employees	4,059	4,834	4,072

87

3Q25

Starting from 1Q25, the concept of operating capital has been adjusted to reflect all balances of operational assets and liabilities from management's perspective, including primarily the balances of current and deferred income tax, with the comparative balances for 2024 being restated (previously, due to the centralized management of these items, these balances were only included in Ultrapar's consolidated view).

R$ million

ULTRAGAZ - Employed capital	Sep 25	Sep 24	Jun 25
Operating Assets
Trade receivables	658	665	716
Inventories	239	204	234
Taxes	152	151	224
Recoverable income and social contribution taxes	25	24	26
Judicial deposits	49	723	47
Deferred income and social contribution taxes	89	216	89
Others	122	95	154
Right-of-use assets (leases)	179	152	184
Investments	5	1	6
Property, plant and equipment, net	1,601	1,509	1,572
Intangible assets, net	325	333	325
Total Operating Assets	3,443	4,073	3,576
Operating Liabilities
Trade payables	270	257	250
Salaries and related charges	150	140	124
Taxes	23	18	24
Income and social contribution taxes payable	88	114	97
Deferred income and social contribution taxes	121	0	100
Provisions for tax, civil, and labor risks	16	629	16
Leases payable	215	189	221
Others	136	300	144
Total Operating Liabilities	1,021	1,648	976

Number of employees	3,682	3,745	3,690

88

3Q25

R$ million

ULTRACARGO -Employed capital	Sep 25	Sep 24	Jun 25
Operating Assets
Trade receivables	41	45	59
Inventories	13	13	13
Taxes	0	4	2
Recoverable income and social contribution taxes	31	49	29
Judicial deposits	9	9	9
Deferred income and social contribution taxes	25	37	37
Others	22	38	33
Right-of-use assets (leases)	618	609	598
Investments	238	216	239
Property, plant and equipment, net	2,503	1,971	2,375
Intangible assets, net	286	283	287
Total Operating Assets	3,787	3,273	3,680
Operating Liabilities
Trade payables	81	76	69
Salaries and related charges	41	45	36
Taxes	17	16	14
Income and social contribution taxes payable	14	16	18
Deferred income and social contribution taxes	0	-	(0)
Provisions for tax, civil, and labor risks	12	30	28
Leases payable	560	557	548
Others	24	38	23
Total Operating Liabilities	749	778	736

Number of employees	853	842	849

89

3Q25

R$ million

HIDROVIAS - Employed Capital	Sep 25
Operating Assets
Trade receivables	170
Inventories	170
Taxes	21
Recoverable income and social contribution taxes	204
Judicial deposits	94
Deferred income and social contribution taxes	107
Others	263
Right-of-use assets (leases)	286
Investments	25
Property, plant and equipment, net	4,646
Intangible assets, net	1,406
Total Operating Assets	7,391
Operating Liabilities
Trade payables	121
Salaries and related charges	82
Taxes	77
Income and social contribution taxes payable	35
Deferred income and social contribution taxes	508
Provisions for tax, civil, and labor risks	93
Leases payable	237
Others[1]	149
Total Operating Liabilities	1,303

Number of employees	1,842

90

3Q25

R$ million

HIDROVIAS - Income statement	Quarter
3Q25
Net Revenue	705
Net operating revenue	711
Hedge accounting	(6)
Operating costs	(300)
Depreciation and amortization (costs)	(83)
Depreciation business combination (costs)	(9)
Gross profit	314
Operating expenses
Selling and marketing	(76)
General and administrative	(7)
Estimate of expected losses	(32)
Results from disposal of assets	(23)
Other operating income (expenses), net	3
Operating income	179
Share of profit (loss)	17

Adjusted EBITDA	332
Non-recurring[1]	29
Recurring Adjusted EBITDA	361
Depreciation and amortization	130

RATIOS
Gross margin (%)	44.5%
Operating margin(%)	25.4%
Adjusted EBITDA margin (%)	47.1%

1 Non-recurring items described in the EBITDA calculation table – page 2

91

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on November 12, 2025)

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

November 12, 2025, at 10:00 a.m., at ULTRAPAR PARTICIPAÇÕES S.A. (“Company”) headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1.343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) the Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; and (iii) Chief Executive Officer, Mr. Rodrigo de Almeida Pizzinatto; (iv) Chief Financial and Investor Relations Officer, Mr. Alexandre Mendes Palhares; and (v) Chief Executive Officers of the Company’s businesses, Mrs. Fulvius Tomelin, Leonardo Remião Linden and Tabajara Bertelli Costa.

Matter discussed and resolution:

1.     After having analyzed and discussed the performance of the Company in the third quarter of the current fiscal year, the respective financial statements were approved.

2.     The Board members approved the fees proposal of Deloitte Touche Tohmatsu Auditores Independentes Ltda. to provide auditing services for the 2025 financial statements, as proposed by the Executive Board and recommended by the Company’s Audit and Risk Committee.

3.     The Board members approved, pursuant to article 27, item (p), of the Company’s Bylaws, the contracting of indebtedness through the issuance, by Ipiranga with Banco Itaú S.A., of an export credit note, in the principal amount of up to US$ 300,000,000.00 (“ECN”), maturing on June 6, 2029. The ECN shall be subject to U.S. dollar exchange rate variation, plus compensatory interest of up to 6.50%, and Ipiranga may use foreign exchange hedging instruments.

4.     The Board members also approved that Ipiranga may discuss, negotiate and execute, through its Executive Board and/or representatives, all documents and perform all acts related to the above resolution, including all acts necessary for the execution, formalization and completion of the ECN, as presented by the Executive Board.

5.      As a final point, considering the Stock-Based Incentive Plan approved by the Company’s Extraordinary General Meeting on April 19, 2023, the Board members approved, based on the recommendation of the People Committee: (i) the 6th Restricted Stock-Based Incentive Program (“Program”), (ii) the list of participants designated to take part in the Program and the respective number of shares to be granted, and (iii) the execution of agreements between the Company and each participant of the programs mentioned in item (i). These documents will be filed at the Company’s headquarters.

Notes: The resolutions were approved, with no amendments or qualifications, by all Board members.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

92

MARCOS MARINHO LUTZ – Chairman

JORGE MARQUES DE TOLEDO CAMARGO – Vice-Chairman

FABIO VENTURELLI

FLÁVIA BUARQUE DE ALMEIDA

FRANCISCO DE SÁ NETO

JOSÉ MAURICIO PEREIRA COELHO

MARCELO FARIA DE LIMA

PETER PAUL LORENÇO ESTERMANN

VÂNIA MARIA LIMA NEVES

DENIZE SAMPAIO BICUDO – Secretary of the Meeting

93

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2025

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on November 12, 2025)